Registration No. 333-86084


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                          PRE-EFFECTIVE AMENDMENT NO. 2

                                       TO

                                    FORM S-2
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                         Virginia Commerce Bancorp, Inc.
             (Exact name of registrant as specified in its charter)

        Virginia                                              54-1964895
     (State or other jurisdiction                          (I.R.S. Employer
of incorporation or organization)                       Identification Number)

                                5350 Lee Highway
                            Arlington, Virginia 22207
                                 (703) 534-0700

  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                     Peter A. Converse                                              Copies to:
           President and Chief Executive Officer                             Noel M. Gruber, Esquire
              Virginia Commerce Bancorp, Inc.                                David H. Baris, Esquire
                     5350 Lee Highway                                     Kennedy, Baris & Lundy, L.L.P.
                 Arlington, Virginia 22207                               4701 Sangamore Road, Suite P-15
                      (703) 534-0700                                         Bethesda, Maryland 20816
 (Name, address, including zip code, and telephone number,
        including area code, of agent for service)


Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of
1933, check the following box.                                               |_|
If the registrant elects to deliver a copy of its latest annual report to securityholders or a complete and legible facsimile thereof, pursuant to item
11(a)(1) of this form, check the following box.                              |X|
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective
registration statement for the same offering.                                |_|
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.                                                       |_|
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.                                                       |_|
If delivery of the prospectus is expected to be made pursuant to Rule 434,
please check the following box.                                              |_|

                         CALCULATION OF REGISTRATION FEE
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

====================================================================================================================
Title of Shares to be Registered     Proposed Maximum         Proposed Maximum        Amount of Registration Fee (1)
                                  Offering Price Per Unit  Aggregate Offering Price
--------------------------------------------------------------------------------------------------------------------
Common stock                             $24.00                    $8,050,000                   $740.60
--------------------------------------------------------------------------------------------------------------------
Subscription rights to                     N/A                        N/A                          $0
purchase common stock
====================================================================================================================


(1) Registration fee, calculated in accordance with Rule 457(o), $648.60 of which has been previously paid in connection with initial registration of $7,050,000 of securities. No consideration is allocated to the subscription rights or will be received in connection with the distribution of the rights.


The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

                         291,786 Shares of Common Stock

                         VIRGINIA COMMERCE BANCORP, INC.

         Virginia Commerce Bancorp is the holding company for Virginia Commerce Bank. Virginia Commerce Bancorp's common stock is traded on the Nasdaq National Market System under the symbol "VCBI". The closing price of the common stock on ___________, 2002 was $___ per share.


         Virginia Commerce Bancorp is offering to sell up to 291,786 newly issued shares of its common stock, representing approximately 8.58% of the outstanding shares, at a price of $24.00 per share, to holders of record of the common stock as of the close of business on June 4, 2002. Each current shareholder has been granted a nontransferable right to purchase 0.0858 additional shares of common stock for each whole share of common stock owned at the record date, subject to adjustment to the nearest whole share. Current shareholders are entitled to subscribe for all, or any portion, of the shares of common stock underlying their basic subscription rights. Current shareholders who purchase all of the shares to which their subscription right entitles them will also have the right to subscribe for additional shares of common stock that are not purchased by other current shareholders. Once made, subscriptions may not be revoked by subscribers.

         If there is sufficient demand for shares under the oversubscription privilege, we may sell up to an additional 41,548 newly issued shares, bringing the total number of shares offered to 333,334, or approximately 9.80% of the outstanding.

         There is no minimum number of shares that must be sold in the offering. The offering is being made only through the efforts of our directors and executive officers. Until your subscription is accepted, all funds will be placed in an escrow account at Virginia Commerce Bank. If the offering is not completed, or if any part of your subscription is not accepted, your funds will be returned, without interest.

         This offering will continue until July 26, 2002, unless extended in the discretion of the Board of Directors to a date not later than August 30, 2002.

         Our directors and executive officers and their related parties have indicated that they intend to subscribe for at least 81,500 shares of common stock through the exercise of their subscription rights and oversubscription privilege, representing approximately 28% of the offered shares, excluding the additional oversubscription shares. These intentions are not commitments and could increase or decrease based upon individual circumstances. These persons currently own approximately 28% of the outstanding shares of common stock, and would own approximately the same percentage following the offering, assuming the sale of all offered shares, other than the additional oversubscription shares, and without giving effect to any oversubscriptions.


                               -----------------

SHARES OF OUR COMMON STOCK ARE NOT DEPOSITS, SAVINGS ACCOUNTS, OR OTHER OBLIGATIONS OF A DEPOSITORY INSTITUTION AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY. INVESTING IN COMMON STOCK INVOLVES INVESTMENT RISKS.

                                -----------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE COMMON STOCK OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ------------------

CONSIDER CAREFULLY THE "RISK FACTORS" BEGINNING ON PAGE 5 OF THIS PROSPECTUS.

                                                    Per share           Total
                                                    ---------         ----------
Price to public                                      $24.00           $7,002,846
Underwriting discounts and commissions                None               None
Net proceeds of the offering (before expenses)       $24.00           $7,002,846


                 The date of this prospectus is June __, 2002.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares our registration statement effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                                TABLE OF CONTENTS

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                                                                                                             PAGE

Summary...........................................................................................................1
Selected Consolidated Financial Data..............................................................................4
Risk Factors......................................................................................................5
Caution About Forward Looking Statements..........................................................................8
The
Offering..........................................................................................................9
Use of Proceeds..................................................................................................14
Dilution.........................................................................................................14
Virginia Commerce Bancorp, Inc...................................................................................15
Share Ownership of Directors, Officers and Certain Beneficial Owners.............................................17
Market for Common Stock and Dividends............................................................................18
Description of Our Capital Stock.................................................................................18
Legal Matters....................................................................................................21
Experts..........................................................................................................21
Where You Can Find Additional Information About Virginia Commerce Bancorp
       And Documents Included With This Prospectus...............................................................21
Annual Report to Shareholders for the Year Ended December 31, 2001.......................................Appendix 1
Quarterly Report on Form 10-Q for the Three Months Ended March 31, 2002..................................Appendix 2

                                     SUMMARY

         This summary presents selected information from this prospectus. You should carefully read this entire document in order to understand this offering. This summary includes page references that direct you to more complete discussions elsewhere in this document.

                                  THE OFFERING

Shares offered                         291,786 shares of common stock. If there
                                       is sufficient demand for shares under the oversubscription privilege, we may sell up to an additional 41,548 shares, bringing the total number of shares offered to 333,334. The common stock is traded on the Nasdaq National Market under the symbol "VCBI".


Offering price                         $24.00 per share. The offering price was
                                       established by the Board of Directors
                                       after consideration of a number of
                                       factors. See "The Offering -
                                       Determination of Offering Price" at page
                                       12.

Basic subscription right               Holders of record of the common stock at
                                       the close of business on June 4, 2002
                                       have been granted nontransferable
                                       subscription rights to purchase 0.0858
                                       shares of common stock at the offering
                                       price for each whole share of common
                                       stock owned on the record date. As a
                                       current shareholder you are entitled to
                                       subscribe for all, or any part of, the
                                       shares of common stock underlying your
                                       basic subscription rights. See "The
                                       Offering - Basic Subscription Rights" at page 9.

Oversubscription privilege             If you subscribe for all of the shares of
                                       common stock to which you are entitled
                                       under your basic subscription right, then you will be able to subscribe for shares of common stock that are not subscribed for by other current shareholders pursuant to their basic subscription rights. You must exercise your oversubscription privilege at the same time you exercise your basic subscription right.

                                       If there are not enough shares available to satisfy all requests to purchase shares pursuant to the oversubscription privilege, the available shares will be allocated pro rata among all current shareholders exercising their oversubscription privilege, based on the number of shares held of record on the record date. We cannot be certain that there will be any shares available to satisfy any requests to subscribe for shares pursuant to the oversubscription privilege. See "The Offering - Oversubscription Privilege" at page 9.

Expiration time                        The offering will expire at 5:00 p.m.,
                                       Eastern Time, on July 26, 2002, unless
                                       the expiration time is extended in the
                                       discretion of the Board of Directors to a date not later than August 30, 2002. See
                                       "The Offering - Expiration Time" at page
                                       9.

No minimum offering                    There is no minimum number of shares that
                                       must be purchased in the offering. The
                                       offering will be completed if any valid
                                       subscriptions are received before the
                                       expiration date, or any extension
                                       thereof, unless the Board of Directors
                                       terminates the offering. See "The
                                       Offering - No Minimum Offering" at page
                                       9.

How to subscribe for shares            If you want to exercise your subscription
in the offering                        rights, you must complete the Order Form
                                       which accompanies this prospectus and
                                       send the competed form, with payment of
                                       the aggregate offering price for the
                                       shares you want to purchase under your
                                       basic subscription right and the
                                       oversubscription privilege, to the
                                       Subscription Agent. Your Order Form and
                                       payment must be received before the
                                       expiration time. If you use the mail to
                                       submit your Order Form, we recommend that you use registered mail, return receipt requested.

                                       Once your completed Order Form is
                                       received by the Subscription Agent, you
                                       may not revoke your subscription. See
                                       "The Offering - Procedure for Subscribing for Common Stock in the Offering" at page
                                       10. Your subscription funds will not be
                                       released to us or for our use or
                                       commingled with our funds
                                       unless your subscription is accepted and shares are to be issued to you with respect to your funds.

                                       The name and address of the Subscription
                                       Agent are:
                                       Lynda S. Cornell
                                       Virginia Commerce Bancorp, Inc.
                                       5350 Lee Highway
                                       Arlington, Virginia  22207

How to subscribe if your shares        If you hold your shares of common stock
are held through a bank, broker        thorough a bank, broker or other third
or other third party                   party or nominee, you can participate in
                                       the offering to purchase your pro rata
                                       share and to purchase additional shares
                                       under the oversubscription privilege, but you must do so through your recordholder.
                                       You should contact your bank, broker or
                                       other nominee and request it to effect
                                       the transactions for you. See "The
                                       Offering - Procedure for Subscribing for
                                       Common Stock in the Offering" at page 10.

Use of proceeds                        The net proceeds of the offering will be
                                       approximately $6,938,000, depending on
                                       the number of shares of common stock sold in the offering and the amount of the actual expenses incurred. If the additional oversubscription shares are sold, the net proceeds would be approximately $7,935,000. A portion of the proceeds of the offering, up to $6,000,000 if the offering is fully subscribed, will be used to reduce the outstanding balance on Virginia Commerce
                                       Bancorp's line of credit. The remaining
                                       proceeds will be contributed to the
                                       capital of Virginia Commerce Bank, where together with future advances on the line of credit, they will be used in the bank's lending and investment activities and for general corporate purposes.

                                       Repayment of the line of credit and
                                       contribution of capital to Virginia
                                       Commerce Bank will strengthen our capital base, enable Virginia Commerce Bank to continue as a "well-capitalized" ___ institution under federal banking regulations, and allow us to pursue future growth opportunities through further expansion of our existing lending and investment activities and possible further branching. While we are always looking for additional branching opportunities, there are no definitive plans for any additional branches. See "Use of Proceeds" at page 14.

Regulatory limitation                  We will not issue common stock in the
                                       offering to any person who, in our
                                       opinion, would be required to obtain
                                       prior clearance or approval from any
                                       state or federal bank regulatory
                                       authority to own or control such shares
                                       if, at the expiration time, clearance or approval has not been obtained or any required waiting period has not expired.
                                       See "The Offering - Regulatory
                                       Limitation" at page 13.

Intentions of directors, executive     Directors and executive officers of
officers and others                    Virginia Commerce Bancorp and their
                                       related parties have indicated that they intend to subscribe for at least 81,500 shares through the exercise of basic subscription rights and the oversubscription privilege. See "The
                                       Offering - Intentions of Directors and
                                       Executive Officers" at page 12. Our
                                       directors and executive officers
                                       currently beneficially own approximately
                                       28% of the outstanding shares, and we
                                       expect them to own at least that
                                       percentage of the shares following
                                       completion of the offering, assuming all shares offered are sold and without giving effect to their oversubscription requests.

Material federal tax consequences      For federal income tax purposes, receipt
                                       of the subscription rights will be
                                       treated as a nontaxable distribution with respect to the common stock. See "The
                                       Offering - Material Federal Income Tax
                                       Considerations" at page 12.

VIRGINIA COMMERCE BANCORP, INC.
5350 Lee Highway
Arlington, Virginia  22207
703.534.0700

         Virginia Commerce Bancorp is a one-bank holding company headquartered in Arlington, Virginia. We provide general commercial and consumer banking services through our wholly owned banking subsidiary, Virginia Commerce Bank, Arlington, Virginia. Virginia Commerce Bancorp was organized in December 1999 to be the holding company for Virginia Commerce Bank.

         Virginia Commerce Bank was organized and opened for business in 1988, and became a wholly owned subsidiary of Virginia Commerce Bancorp on December 23, 1999. At December 31, 2001, we had consolidated assets of $489.5 million, deposits of $406.9 million, and shareholders' equity of $26.2 million. See "Selected Consolidated Financial Data" at page 4, and the Consolidated Financial Statements included as a part of this prospectus.


         Virginia Commerce Bank, our primary subsidiary, is an independent, community-oriented, full-service financial institution. It conducts a general commercial and consumer banking business. These services include the usual deposit functions of commercial banks, including business and personal checking accounts, "NOW" accounts and savings accounts, business, construction, and commercial loans, residential mortgages and consumer loans and cash management services. Virginia Commerce Bank is a Virginia chartered bank which is a member of the Federal Reserve System, and its deposits are insured by the Bank Insurance Fund of the Federal Deposit Insurance Corporation.


         Virginia Commerce Bank focuses on the Northern Virginia/suburban Washington DC markets of Arlington County, the City of Alexandria, Fairfax County and Prince William County, operating a total of thirteen banking offices and two mortgage banking offices.


         Virginia Commerce Bank's primary service area is oriented toward independently owned small- to-medium sized businesses, professionals and their firms, non-profits, and investors. Although Virginia Commerce Bank serves both commercial and consumer customers, its primary business focus is on lending to small and medium sized businesses in its market area.


         Recent Developments. For the quarter ended March 31, 2002, we had earnings of $1,363 thousand, or $0.40 per basic share, or $0.36 per diluted share, each as adjusted for the five for four stock split in the form of a 25% stock dividend paid on April 12, 2002. At March 31, 2002, we had consolidated assets of $547.4 million, including total loans of $429.7 million, deposits of $464.7 million, and shareholders' equity of $27.3 million. At March 31, 2002, our tier 1, total and leverage capital ratios were as follows:

Virginia Commerce Bancorp
      Tier 1 risk weighted          6.24%
      Total risk weighted           7.34%
      Leverage                      5.34%

Virginia Commerce Bank
      Tier 1 risk weighted          6.22%
      Total risk weighted          10.05%
      Leverage                      5.32%


         We will be required to reduce the outstanding balance under our revolving line of credit from $12 million to $8 million by June 30, 2002, which may cause Virginia Commerce Bank to cease to be well capitalized. While we do not anticipate any difficulty in making this payment, or any adverse impact on our ability to meet our obligations on a liquidity basis, the payment, which will be funded by a dividend from, or reduction in capital of, Virginia Commerce Bank, will reduce the Bank's available capital, adversely impacting its ability to support additional growth in loan and asset volume, and potentially adversely affecting earnings and shareholder returns. See, "Virginia Commerce Bancorp, Inc. - Borrowings" at page 16.

                             SELECTED FINANCIAL DATA


         The following table shows selected historical consolidated financial data for Virginia Commerce Bancorp. You should read it in connection with the historical consolidated financial information contained in the consolidated financial statements for the year ended December 31, 2001 and for the three months ended March 31, 2002 included in this prospectus included with and incorporated by reference in this prospectus and with the other information provided in this prospectus. Information for the three month periods ended March 31, 2002 and 2001 is derived from unaudited interim financial statements and includes, in the opinion of management, all adjustments, consisting of only normal recurring adjustments, necessary to present fairly the data for such period. The results of operations for the three-month period ended March 31, 2002 do not necessarily indicate the results which may be expected for any period or for the full year.


                                          Three Months Ended
                                                 March 31,                       Year Ended December 31,
                                        ----------------------  ----------------------------------------------------------
                                                                                                                                ---
                                           2002        2001        2001        2000        1999        1998        1997
                                        ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                                           (dollars in thousands, except per share data)
SELECTED YEAR-END BALANCES
Total assets                            $  547,368  $  410,476  $  489,511  $  371,182  $  282,575  $  222,442 $    165,119
Total stockholders' equity                  27,288      22,353      26,220      21,166      17,489      15,832       11,273
Total loans (net)                          429,693     314,870     410,950     305,717     205,171     149,440      100,917
Total deposits                             464,669     343,448     406,922     310,934     243,044     188,743      142,428
SUMMARY RESULTS OF OPERATIONS
Interest income                         $    8,748  $    8,047  $   33,897 $    26,776  $   18,851  $   15,266  $   11,135
Interest expense                             3,377       4,047      15,991      12,861       8,679       7,511       5,168
Net interest income                          5,371       4,000      17,906      13,915      10,172       7,755       5,967
Provision for loan losses                      521         270       1,572         947         480         451         262
Net interest income after provision
for loan losses                         $    4,850  $    3,730  $   16,334 $    12,968  $    9,692  $    7,304  $    5,705
Non-interest income                          1,266         880       4,704       2,599       1,999         632         478
Non-interest expense                         4,064       3,188      13,982      10,636       8,397       5,648       4,465
Income before taxes                          2,052       1,422       7,056       4,931       3,294       2,288       1,718
Income tax expense                             689         484       2,391       1,681       1,128         784         586
Net income                                   1,363         938       4,665       3,250       2,166       1,504       1,132
PER SHARE DATA (1)

Net income, basic                       $     0.40  $     0.28  $     1.38  $     0.96  $     0.64  $     0.45  $     0.38
Net income, diluted                           0.36        0.26        1.26        0.90        0.60        0.42        0.36
Book value                                    8.02        6.61        7.71        6.26        5.17        4.69        3.81
Average number of shares outstanding     3,400,771   3,383,398   3,389,189   3,383,398   3,381,375   3,306,750   2,960,013
GROWTH AND SIGNIFICANT RATIOS
% Change in net income                       45.31%      50.56%      43.54%      50.06%      44.04%      32.78%       7.25%
% Change in assets                           11.82%      10.05%      31.88%      31.36%      27.03%      34.72%      34.55%
% Change in loans                             4.56%       2.99%      34.42%      49.01%      37.29%      48.08%      32.24%
% Change in deposits                         14.11%      10.46%      30.87%      27.93%      28.77%      32.52%      37.32%
% Change in equity                            4.07%       5.61%      23.88%      21.02%      10.47%      40.44%      12.12%
Equity to asset ratio                         4.99%       5.45%       5.36%       5.70%       6.19%       7.12%       6.83%
Return on average assets                      1.10%       0.98%       1.05%       1.00%       0.87%       0.75%       0.81%
Return on average equity                     20.60%      17.40%      19.37%      17.04%      13.03%      10.37%      10.53%
Average equity to average assets              5.20%       5.54%       5.44%       5.87%       6.65%       7.25%       7.74%
Efficiency ratio (2)                         61.23%      65.33%      61.84%      64.41%      68.99%      67.35%      69.28%


(1) Adjusted for all years presented giving retroactive effect to 10% stock dividends paid in 1997 and 2000, a 35% stock split in the form of a dividend in 1997, a change in par value in 1998, a 10% stock restructuring in 1998 and 1999, and five for four stock splits in the form of 25% stock dividends in 2001 and 2002.

(2) Computed by dividing non-interest expense by the sum of net interest income on a tax equivalent basis and non-interest income, net of securities gains or losses.

                                  RISK FACTORS

         An investment in the common stock involves various risks. You should carefully consider the risk factors listed below. These risk factors may cause our future earnings to be lower or our financial condition to be less favorable than we expect. In addition, other risks of which we are not aware, or which we do not believe are material, may cause our earnings to be lower, or hurt our future financial condition. You should read this section together with the other information in this prospectus.

         ALTHOUGH THE COMMON STOCK IS LISTED ON THE NASDAQ NATIONAL MARKET, TRADING IN THE COMMON STOCK HAS BEEN SPORADIC AND VOLUME HAS BEEN LIGHT. AS A RESULT, SHAREHOLDERS MAY NOT BE ABLE TO QUICKLY AND EASILY SELL THEIR COMMON STOCK.

         Although our common stock is listed for trading on the Nasdaq National Market, and a number of brokers offer to make a market in the common stock on a regular basis, trading volume to date has been limited, averaging only approximately 1,000 shares per day over the past year, and there can be no assurance that an active and liquid market for the common stock will develop. As a result, shareholders may find it difficult to sell a significant number of shares at the prevailing market price.

         NO BROKER HAS AGREED TO PURCHASE ANY OF THE COMMON STOCK AND WE MAY NOT BE ABLE TO SELL ALL OF THE SHARES WE ARE ATTEMPTING TO SELL IN THE OFFERING. OUR OPERATING RESULTS MAY BE ADVERSELY AFFECTED IF LESS THAN ALL OF THE OFFERED SHARES ARE SOLD.


         The common stock is being sold directly, through the efforts of our directors and executive officers. No broker-dealer or other person has any obligation to purchase, or find purchasers for, any shares of common stock. See "The Offering - Manner of Distribution" at page 12.

         Because the offering is not underwritten, there can be no assurance that any particular number of shares will be sold. If less than all of the shares offered are subscribed for, we will have less capital to fund operations and growth, which could result in restricted or slower growth, reduced asset size and slower expansion of activities, and lower shareholder returns. See "The Offering" at page 9.


         OUR CONTINUED GROWTH DEPENDS ON OUR ABILITY TO MEET MINIMUM REGULATORY CAPITAL LEVELS. GROWTH AND SHAREHOLDER RETURNS MAY BE ADVERSELY AFFECTED IF BORROWED FUNDS OR OTHER SOURCES OF CAPITAL ARE NOT AVAILABLE TO HELP US MEET THEM.


         Since Virginia Commerce Bancorp became the holding company for Virginia Commerce Bank in 1999, we have borrowed funds under revolving lines of credit in order to provide capital to finance the growth of Virginia Commerce Bank. We believe that borrowing results in enhanced results of operations and returns for existing shareholders. We intend to continue this strategy, and the size of this offering contemplates the continued availability of borrowed funds to provide additional capital for growth. If we do not have continued access to sufficient borrowed funds, we may be required to reduce our level of assets, reduce our rate of growth, or issue additional common stock or other equity securities in order to maintain regulatory compliance and fund growth. Under those circumstances net income and the rate of growth of net income may be adversely affected.

         WE MUST REDUCE THE OUTSTANDING BALANCE ON OUR REVOLVING LINE OF CREDIT BY $4 MILLION ON OR BEFORE JUNE 30, 2002, WHICH MAY CAUSE VIRGINIA COMMERCE BANK TO CEASE TO BE "WELL CAPITALIZED" FOR REGULATORY PURPOSES. AS A RESULT, OUR RATE OF GROWTH, EARNINGS AND SHAREHOLDER RETURNS MAY BE ADVERSELY AFFECTED.

         As our lender did not obtain a participant in our line of credit by April 30, 2002, we are required to reduce the outstanding balance on our line of credit by $4.0 million by June 30, 2002. As a result of this payment prior to receipt of the proceeds of this offering, Virginia Commerce Bank may cease to be "well capitalized" and may become subject to paying deposit insurance premiums, may find certain areas of business or customer relationships less available to it, may find sources of liquidity, such as federal funds lines with correspondent banks, reduced or cancelled, may be required to restrict growth or reduce asset size, and could default on our line of credit if we fail to take steps to react to the decline in capital, which would adversely impact earnings and shareholder value and returns. See "Virginia Commerce Bancorp, Inc. - Borrowings" at page 16.


         DIRECTORS AND OFFICERS OF VIRGINIA COMMERCE BANCORP WILL OWN AT LEAST 27.96% OF THE OUTSTANDING COMMON STOCK AFTER THE OFFERING. AS A RESULT OF THEIR OWNERSHIP, THEY COULD MAKE IT MORE DIFFICULT TO OBTAIN APPROVAL FOR CERTAIN MATTERS SUBMITTED TO SHAREHOLDER VOTE, INCLUDING CERTAIN ACQUISITIONS. THE RESULTS OF THE VOTE MAY BE

CONTRARY TO THE DESIRES OR INTERESTS OF THE PUBLIC SHAREHOLDERS.

         Following completion of the offering, our directors and executive officers and their affiliates will own at least 27.96% of the outstanding common stock, assuming that they purchase their pro rata share of the offering as expected, without giving effect to any oversubscription requests, and assuming the sale of all shares offered. These persons may purchase a greater or lesser number of shares in the offering.


         By voting against a proposal submitted to shareholders, the directors and officers, as a group, may be able to make approval more difficult for proposals requiring the vote of shareholders (such as certain mergers, share exchanges, certain asset sales, and certain amendments to the Articles of Incorporation). See "Share Ownership of Directors, Officers and Certain Beneficial Owners" at page 17, and "Description of Capital Stock - Certain Provisions of the Articles of Incorporation and Virginia Law" at page 20.


         CONSUMMATION OF THE OFFERING IS NOT SUBJECT TO THE RECEIPT OF SUBSCRIPTIONS FOR A MINIMUM NUMBER OF SHARES. SUBSCRIBERS WILL BE REQUIRED TO PURCHASE SHARES EVEN IF LESS THAN ALL OF THE SHARES OFFERED ARE SOLD.


         There is no minimum number of shares that must be sold in the offering, and subscriptions, once received, are irrevocable. The offering may be completed even if substantially less than the total number of shares offered is sold. If this happens, our capital would not be increased to the extent it would be if all of the shares being offered were sold. Once made, subscriptions will not be revocable by subscribers, and we intend to accept subscriptions even if the offering has not been fully subscribed. See "The Offering" at page 9.


         THE BOOK VALUE OF A SHARE OF COMMON STOCK AFTER THE OFFERING WILL BE LOWER THAN THE PRICE PAID FOR SHARES IN THE OFFERING.


         If all of the shares being offered other than the additional oversubscription shares are sold, the book value per share at March 31, 2002, after giving effect to completion of the offering, would be $9.27 per share. The post-offering book value would be less than the offering price of $24.00 per share, and accordingly, investors in the offering would experience dilution of $14.73, or 61.4%, per share, calculated on the basis of the difference between the offering price and book value. If the additional oversubscription shares were sold, investors would experience dilution of $14.57, or 60.7%, per share. See "Dilution" page 15.


         OUR LEVEL OF ASSETS AND EARNINGS MAY NOT CONTINUE TO GROW AS RAPIDLY AS THEY HAVE IN THE PAST FEW YEARS.


         Over the past five years, our asset level has increased at an average annual rate of 31.9%, including a 31.9% increase in 2001, our earnings have increased at an average annual rate of 35.5%, including a 43.5% increase in 2001, and our efficiency ratio, which is a measure of operating expenses compared to income, has improved from 69.3% to 61.8%. We can not assure you that we will continue to achieve comparable results in future years. As our asset size and earnings increase, it may become more difficult to achieve high rates of increase in assets and earnings. Additionally, it may become more difficult to achieve continued improvements in our expense levels and efficiency ratio. Further, we may not be able to maintain the relatively low levels of nonperforming assets that we have experienced. Declines in the rate of growth of income or assets, and increases in operating expenses or nonperforming assets may have an adverse impact on the value of the common stock. See "Virginia Commerce Bancorp, Inc. - Borrowings" at page 16.


         WE HAVE NO CURRENT PLANS TO COMMENCE PAYING CASH DIVIDENDS.


         Virginia Commerce Bank is our principal revenue producing operation. As a result, the ability to pay cash dividends to shareholders largely depends on receiving dividends from Virginia Commerce Bank. The amount of dividends that Virginia Commerce Bank may pay is limited by state and federal laws and regulations. Even if we have earnings in an amount sufficient to pay cash dividends, the Board currently intends to retain earnings for the purpose of financing growth. See "Market for Common Stock and Dividends" at page 18.


         CHANGES IN LOCAL ECONOMIC CONDITIONS COULD REDUCE OUR INCOME AND GROWTH, AND COULD LEAD TO HIGHER LEVELS OF PROBLEM LOANS AND CHARGE-OFFS.

         We make loans, and most of our assets are located, in the Northern Virginia and suburban Washington DC markets. Adverse changes in economic conditions in these areas could hurt our ability to collect loans, could reduce the demand for loans, and otherwise could negatively affect our performance and financial condition.

         A SUBSTANTIAL PORTION OF OUR LOANS ARE REAL ESTATE RELATED LOANS IN THE NORTHERN VIRGINIA AND

WASHINGTON DC METROPOLITAN AREA. ADVERSE CHANGES IN THE REAL ESTATE MARKET IN THIS AREA COULD LEAD TO HIGHER LEVELS OF PROBLEM LOANS AND CHARGE-OFFS, AND ADVERSELY AFFECT OUR EARNINGS AND FINANCIAL CONDITION.

         We have a substantial amount of loans secured by real estate as collateral. At March 31, 2002, 22.9% of our loans were construction and land development loans, 14.0% were 1-4 family residential real estate loans, 5.3% were multi-family residential loans and 47.7% were commercial real estate loans. Additionally, 8.7% were commercial and industrial loans which are not secured by real estate. These concentrations expose us to the risk that adverse developments in the real estate market, or in the general economic conditions in the Northern Virginia and suburban Washington DC market, could increase the levels of nonperforming loans and charge-offs, and reduce loan demand and deposit growth. In that event, we would likely experience lower earnings or losses.

         THERE IS NO ASSURANCE THAT WE WILL BE ABLE TO SUCCESSFULLY COMPETE WITH OTHERS FOR BUSINESS.

         We compete for loans, deposits, and investment dollars with other banks and other kinds of financial institutions and enterprises, such as securities firms, insurance companies, savings associations, credit unions, mortgage brokers, and private lenders, many of which have substantially greater resources. Recent legislation expanding the array of firms that can own banks may result in increased competition for us. The differences in resources and regulations may make it harder for us to compete profitably, reduce the rates that we can earn on loans and investments, increase the rates we must offer on deposits and other funds, and adversely affect our overall financial condition and earnings.

         OUR PROFITABILITY DEPENDS ON ECONOMIC POLICIES AND FACTORS BEYOND OUR CONTROL.

         Our operating income and net income depend to a great extent on "rate differentials," i.e., the difference between the interest yields we receive on loans, securities and other interest bearing assets and the interest rates we pay on interest bearing deposits and other liabilities. These rates are highly sensitive to many factors which are beyond our control, including general economic conditions and the policies of various governmental and regulatory authorities, including the Board of Governors of the Federal Reserve System. Proposed changes in applicable law, if enacted, including those that would permit banks to pay interest on checking and demand deposit accounts established by businesses, could have a significant negative effect on net interest income, net income, net interest margin, return on assets and return on equity. A significant portion of our deposits, 16.3% at December 31, 2001, are noninterest bearing business demand deposits.

         Additionally, government policy relating to the deposit insurance funds may adversely affect our results of operations. Under current law and regulation, if the reserve ratio of the Bank Insurance Fund falls below 1.25%, as certain recent forecasts predict may happen in 2002, all insured banks will be required to pay deposit insurance premiums at a rate of 23 basis points (0.23%) of assessable deposits. We do not currently pay any deposit insurance premiums. Payment of deposit insurance premiums will have an adverse effect on our earnings. These changes or other legislative or regulatory developments could have a significant negative effect on our net interest income, net income, net interest margin, return on assets and return on equity.

                    CAUTION ABOUT FORWARD LOOKING STATEMENTS

         We make forward looking statements in this prospectus that are subject to risks and uncertainties. These forward looking statements include:

         o Statements of goals, intentions, and expectations as to future trends, plans, events, or results of operations and policies and regarding general economic conditions.
         o     Estimates of risks and of future costs and benefits; and
         o     Statements of the ability to achieve financial and other goals.

         In some cases, forward-looking statements can be identified by use of words such as "may," "will," "anticipates," "believes," "expects," "plans," "estimates," "potential," "continue," "could," "should," and similar words or phrases. These forward looking statements are subject to significant uncertainties because they are based upon or are affected by:

         o Management's estimates and projections of interest rates and interest rate policy, competitive factors, and other conditions which by their nature, are not susceptible to accurate forecast future interest rates and other economic conditions;
         o     Future laws and regulations; and
         o     A variety of other matters.

         Because of these uncertainties and the assumptions on which the forward-looking statements are based, actual future operations and results in the future may differ materially from those indicated herein. Readers are cautioned against placing undue reliance on any such forward-looking statements. We do not undertake to update any forward-looking statements to reflect occurrences or events that may not have been anticipated as of the date of such statements. In addition, our past results of operations do not necessarily indicate future results.

                                  THE OFFERING


         Securities Offered. We are offering to sell up to 291,786 newly issued shares of our common stock at a price of $24.00 per share, to holders of record of the common stock as of the close of business on June 4, 2002. Each current shareholder has been granted a nontransferable right to purchase, at the offering price, 0.0858 additional shares of common stock for each whole share of common stock owned at the record date, subject to adjustment to the nearest whole share. The shares being offered represent approximately 8.58% of the number of shares currently outstanding.


         Current shareholders are entitled to subscribe for all, or any portion, of the shares of common stock underlying their basic subscription rights. Current shareholders who purchase all of the shares to which their subscription right entitles them will also have the right to subscribe for additional shares of common stock that are not purchased by other current shareholders. See "Basic Subscription Rights" and "Oversubscription Privilege" below.

         If there is sufficient demand for shares under the oversubscription privilege, we may sell up to an additional 41,548 shares in the oversubscription portion of the offering, bringing the total number of shares offered to 333,334, representing approximately 9.80% of the number of shares currently outstanding.

         No Minimum Offering. There is no minimum number of shares that must be sold in the offering. The offering will be completed if any valid subscriptions are received, unless the Board of Directors has terminated the offering in its entirety. While our directors and executive officers intend to purchase shares in the offering, they are not obligated to purchase any minimum number of shares. See "The Offering - Intentions of Directors, Executive Officers and Others" at page 12.

         Expiration Time. Subscriptions to purchase shares must be received no later than 5:00 p.m., Eastern time, on Friday, July 26,, 2002, unless we terminate the offering earlier or extend it. We may terminate the offering at any time prior to July 26, 2002, or to extend the termination date without notice. Under no circumstances will we extend the offering beyond August 30, 2002. See "The Offering - Procedure for Subscribing to Common Stock in the Offering" at page 10.


         After the expiration of the offering, unexercised subscription rights will be null and void. We will not be obligated to honor any Order Form received by the Subscription Agent after the expiration time, regardless of when the form or the payment were sent.

         Basic Subscription Rights. The basic subscription right entitles each current shareholder to purchase, at the offering price, 0.0858 additional shares of common stock for every whole share of common stock held on the record date, rounded to the nearest whole share. Current shareholders are entitled to subscribe for all, or any portion of, the shares of common stock underlying their basic subscription rights. No fractional shares will be issued.

         You may not transfer your subscription rights or exercise them in the name of another person or entity.

         We reserve the right to accept any or all subscriptions for shares under the basic subscription rights at any time prior to the expiration time, and to issue certificates for those shares, while continuing to hold in escrow funds relating to other subscriptions under the basic subscription rights and oversubscription privilege subscriptions until the expiration time and determination of the number of available shares and appropriate prorations and allocations.

         Oversubscription Privilege. Each current shareholder who subscribes for all of the shares of common stock to which the shareholder is entitled under the basic subscription right will have the right to exercise the oversubscription privilege and to subscribe for additional shares of common stock that are not purchased by other current shareholders pursuant to their basic subscription rights. Current shareholders will be entitled to purchase additional shares to the extent available as a result of other shareholders electing not to subscribe, or subscribing for fewer shares than the maximum to which they are otherwise entitled, pursuant to their basic subscription rights.

         If, after all subscriptions under the basic subscription rights are satisfied, the number of unsold shares is not sufficient to satisfy all requests to purchase additional shares under the oversubscription privilege, then the available shares will be allocated pro rata among shareholders exercising the oversubscription privilege based on the number of shares held of record on the record date. If the allocation of the available shares results in a person receiving fewer shares than they subscribed for under the oversubscription privilege, any excess funds will be returned without interest or deduction as soon as practicable following the expiration time. We cannot be certain whether there will be any shares available to satisfy, in whole or in part, requests to subscribe for shares under the oversubscription privilege.

         To exercise the oversubscription privilege, the appropriate section on the Order Form must be completed, and payment in full of the aggregate offering price for the additional shares of common stock must accompany the Order Form.

         If there are unsold shares remaining after all requests to purchase shares pursuant to the oversubscription privilege have been satisfied, we may offer current shareholders who have purchased all of the shares underlying their basic subscription right, on a selective basis, the opportunity to purchase all or part of the remaining shares, at the offering price. We will identify the shareholders to whom this opportunity is offered in our discretion, and have no obligation to make this offer to any particular shareholder.

PROCEDURE FOR SUBSCRIBING FOR COMMON STOCK IN THE OFFERING

         If you wish to exercise your subscription rights and participate in the offering you must do so by delivering properly completed and executed Order Forms to the Subscription Agent, prior to the expiration time, together with payment in full of the offering price for all shares of common stock for which you wish to subscribe under the basic subscription rights and the oversubscription privilege. Payment in full must be by:

               (a) check or bank draft drawn upon a U.S. bank; or

               (b) postal, telegraphic or express money order,

in either case, payable to "Virginia Commerce Bancorp, Inc. Escrow Account";  or

               (c) by wire transfer to an account designated by us. If you wish to make payment by wire transfer, please contact the Subscription Agent for instructions.

         Payment of the offering price will be deemed to have been received only upon:

               (a) clearance of any uncertified check;
               (b) receipt of any certified check or bank draft drawn upon a
                   U.S. bank or of any postal, telegraphic or express money order; or
               (c) receipt of good funds in the Virginia Commerce Bancorp, Inc.
                   Escrow Account.

         If you are paying by uncertified personal check, please note that the check may take at least five business days to clear. If you wish to pay the offering price by means of uncertified personal check, we urge you to make payment sufficiently before the end of the offering to ensure that such payment is received and clears before the end of the offering. All funds received in payment of the subscription price will be deposited in the Virginia Commerce Bancorp, Inc. Escrow Account and, until closing of the offering, will be invested at the direction of Virginia Commerce Bancorp.

         The address to which subscription agreements and payment of the offering price should be delivered is:

                      Lynda S. Cornell, Subscription Agent
                         Virginia Commerce Bancorp, Inc.
                                5350 Lee Highway
                            Arlington, Virginia 22207
                                  703.534.0700

         DELIVERY TO AN ADDRESS OR IN A MANNER OTHER THAN THOSE INDICATED ABOVE DOES NOT CONSTITUTE GOOD DELIVERY TO THE SUBSCRIPTION AGENT.

         If the amount you send with your subscription is insufficient to purchase the number of shares that you indicate are being subscribed for, or if you do not specify the number of shares to be purchased, then we will treat your subscription as one to purchase shares to the full extent of the payment sent. If the amount you send with your subscription exceeds the amount necessary to purchase the number of shares that you indicate are being subscribed for, then we will treat your subscription as one to purchase shares to the full extent of the excess payment sent.

         FAILURE TO INCLUDE THE FULL OFFERING PRICE WITH YOUR ORDER FORM MAY CAUSE US TO REJECT YOUR SUBSCRIPTION.

         The method of delivery of subscription agreements and payment of the offering price will be at your election and risk. If you send your subscription by mail, we recommend that you use registered mail, return receipt requested, and that you allow a sufficient number of days to ensure delivery and clearance of payment prior to the termination date. You will be required to pay the additional postage costs relating to registered mail.

         We will decide all questions concerning the timeliness, validity, form and eligibility of Order Forms received or any exercise of subscription rights, and our decisions will be final and binding. We may, in our sole discretion, waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as we may determine, or reject the purported subscription. Order Forms will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as we determine in our sole discretion. Neither Virginia Commerce Bancorp, Virginia Commerce Bank nor the Subscription Agent will be under any duty to give a subscriber notice of any defect or irregularity in the submission of Order Forms or incur any liability for failure to give such notification.

         SUBSCRIPTIONS FOR COMMON STOCK MAY NOT BE REVOKED BY SUBSCRIBERS.

         Exercise of Subscription Rights if Your Shares are Held in Street Name. If you are a shareholder who has your shares of common stock registered in the name of your broker, bank or other third party nominee, you may participate in the offering and exercise both the basic subscription right and the oversubscription privilege, but you must do so through your recordholder. You should contact your bank, broker or other nominee and request it to effect the transactions for you.

         Recordholders who hold shares of common stock for the account of others, such as brokers, trustees or depositories for securities, should notify the beneficial owners as soon as possible to ascertain their intentions and to obtain instructions with respect to subscription rights. If a beneficial owner instructs, the recordholder of such subscription rights should complete Order Forms and submit them to the Subscription Agent with the proper payment.

ESCROW ACCOUNT; RELEASE OF FUNDS; NO INTEREST ON SUBSCRIPTION FUNDS


         All funds received in payment of the offering price will be promptly deposited into an escrow account at Virginia Commerce Bank subject to the control of the President and Chief Financial Officer of Virginia Commerce Bancorp, until acceptance of the subscriptions to which funds relate, rejection of a subscription, or termination of the offering. Funds in the escrow account will be invested in short-term obligations of the United States government, repurchase agreements secured by government securities or other investments permitted under SEC rules. Subscription funds will be released from the escrow account only upon receipt by the escrow agent of the certification that subscriptions relating to such funds have been accepted and that shares of common stock will be issued to subscribers in respect of such subscriptions. We will keep earnings on funds in the escrow account whether or not the offering is consummated.


         Subscriptions for common stock that are received by the Subscription Agent may not be revoked. No interest will be paid to subscribers on subscription funds, even if the offering is terminated in its entirety or an individual subscription is rejected. By submitting a subscription, you will forego interest you otherwise could have earned on the funds for the period during which your funds are held in escrow. We will, however, pay interest to the extent that law, regulation or administrative policy of an investor's state of residence specifically requires in the event that the offering is not completed. Prior to the time the offering is completed or terminated, we will be entitled to request, from time to time, that the escrow agent distribute accrued earnings on the escrowed funds to us for general corporate purposes.

MANNER OF DISTRIBUTION

         Certain of our directors and executive officers will assist us in the offering. None of the directors and executive officers will receive special compensation for their services in connection with the offering. No person is authorized to make statements about Virginia Commerce Bancorp unless the information is set forth in this prospectus or the documents included or incorporated in it, or to render investment advice. None of our directors and executive officers is registered as a securities broker or dealer under the federal or applicable state securities laws, nor are any of such persons affiliated with any broker or dealer. Because such persons are not in the business of either effecting securities transactions for others or buying and selling securities for their own account, they are not required to register as brokers or dealers under the federal securities laws. In addition, the proposed activities of such directors and executive officers are exempted from registration pursuant to a specific safe-harbor provision under Rule 3a4-1 under the Securities Exchange Act of 1934. Substantially similar exemptions from registration are available under applicable state securities laws.

DETERMINATION OF OFFERING PRICE

         The offering price has been determined by the Board of Directors. No investment bank has advised us in setting the price, and we have not obtained any independent evaluation of the common stock. In establishing the offering price, the Board of Directors considered various factors that it deemed relevant including among other things:

         o our current financial condition and operating performance as presented in our financial statements,
         o     our regulatory status

         o     the recent market value of the common stock

         o     the number of shares sought to be issued,
         o     the amount sought to be raised, and
         o the anticipated impact of the offering on the market price of the common stock.

          NEITHER THE BOARD OF DIRECTORS NOR MANAGEMENT HAS EXPRESSED AN OPINION OR HAS MADE ANY RECOMMENDATION AS TO WHETHER ANY CURRENT SHAREHOLDER SHOULD PURCHASE SHARES IN THE OFFERING. ANY DECISION TO INVEST IN THE COMMON STOCK MUST BE MADE BY EACH INVESTOR BASED UPON HIS OR HER OWN EVALUATION OF THE OFFERING IN THE CONTEXT OF HIS OR HER BEST INTERESTS.


INTENTIONS OF DIRECTORS, EXECUTIVE OFFICERS AND OTHERS

         Our directors and executive officers and their related parties have indicated that they intend to subscribe for at least approximately 81,500 shares of common stock through the exercise of their subscription rights and the oversubscription privilege, representing approximately 28% of the shares offered, excluding the additional oversubscription shares, and that they are purchasing such shares with the intent to hold the shares as an investment. These intentions are not commitments and could change based upon individual circumstances, and the number of shares to be purchased by such persons pursuant to oversubscription privilege may be reduced if demand for shares exceeds the maximum number of shares offered.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

         The following describes, in summary, the anticipated material federal income tax consequences applicable to current shareholders who are residents of the United States relating to the receipt, exercise and lapse of subscription rights received in connection with the offering, as described in the opinion of Kevin P. Kennedy, Esquire, special tax counsel to Virginia Commerce Bancorp, which we have obtained. The opinion of Mr. Kennedy is not binding on the Internal Revenue Service, and the IRS could disagree with the conclusions reached. In the event of such disagreement, there is no assurance that the IRS would not prevail in a judicial or administrative proceeding. No ruling has or will be requested from the IRS. We cannot assure you that the IRS will not take a position with respect to federal income tax consequences that is contrary to those described below, or that the consequences described below will be upheld by the courts if challenged by the IRS.


         For federal income tax purposes, a current shareholder will not recognize taxable income upon the receipt of the subscription rights. As a general rule, if the subscription rights are exercised or sold, the basis of the underlying shares on which the subscription rights were distributed and the basis in the subscription rights will be determined by an allocation of the shareholder's existing basis in the underlying shares between the underlying shares and the rights, pro rata according to their respective fair market values. We note that the subscription rights we are issuing are nontransferable, and cannot be sold.

         Section 307(b) of the Internal Revenue Code provides an exception to the general rule which requires allocation of basis when subscription rights are exercised, where the fair market value of the rights at the time of the distribution is less than 15% of the fair market value of the underlying shares at the time of distribution. In such cases no allocation is required and the tax basis of the rights is zero, unless the shareholder elects to make the allocation. Based on the current market price of the common stock, we do not believe that a current shareholder will be required to allocate any tax basis of the underlying shares to the subscription rights. However, since this determination can be affected by the market price of the common stock on the date of distribution of the rights, shareholders should consult with their own tax advisors with resect to this issue. Shareholders who allow the rights to lapse will not recognize any gain or loss, and any basis previously allocated to the rights will revert to the underlying shares.

         Upon exercise of subscription rights, a shareholder will not recognize taxable income. The basis of each share acquired upon exercise of a subscription right will equal the sum of the offering price and the basis, if any, in the subscription right exercised. The holding period for shares acquired upon the exercise of a subscription right will begin on the date the subscription right is exercised.


         This discussion of certain federal income tax consequences relates only to current shareholders who are residents of the United States and does not take into consideration their particular facts and circumstances. It does not purport to describe all of the tax consequences relating to the subscription rights and the offering. The tax treatment of shareholders having special status under the Internal Revenue Code may differ from those set forth above. In particular, the foregoing discussion may not be applicable with respect to certain specific categories of shareholders, including but not limited to: corporations, trusts, dealers in securities, financial institutions, insurance companies or tax exempt organizations; persons who are not United States citizens or resident aliens or domestic entities (partnerships or trusts); persons who are subject to alternative minimum tax. The federal income tax laws are complex, and a shareholder's individual circumstances may affect the tax consequences to the shareholder. CONSEQUENTLY, EACH CURRENT SHAREHOLDER IS URGED TO CONSULT WITH HIS OR HER OWN TAX ADVISOR BOTH AS TO THE EFFECT OF THEIR PARTICULAR FACTS AND CIRCUMSTANCES ON THE SPECIFIC FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES WHICH COULD RESULT FROM TRANSACTIONS INVOLVING THEIR SUBSCRIPTION RIGHTS OR THE COMMON STOCK.


REGULATORY LIMITATION

         We will not be required to issue shares of common stock in the offering to any person who, in our judgment, would be required to obtain prior clearance or approval from any state or federal bank regulatory authority to own or control such shares if, at the expiration time, such clearance or approval has not been obtained or any required waiting period has not expired. Our determination as to whether clearance or approval is required will be final and binding.

NONQUALIFIED STATES OR FOREIGN COUNTRIES

         We have made a reasonable effort to comply with the securities laws of all states in the United States in which current shareholders reside. We will not provide subscription materials to any person who resides in any foreign country or in any state of the United States if we determine that compliance with the securities laws of such country or state would be impracticable, and we will not accept any subscriptions from subscribers located in those states or countries. No payments will be made to any ineligible shareholder in lieu of the grant of the subscription rights.

RIGHT TO AMEND OR TERMINATE THE OFFERING


         We expressly reserve the right to amend the terms and conditions of the offering. In the event of a material change to the terms of the offering, we will file an amendment to the registration statement, of which this prospectus is a part, and may resolicit subscribers. In the event of such a resolicitation, all proceeds received will be returned promptly to any subscriber who does not provide the Subscription Agent with an affirmative reconfirmation of the subscription. We expressly reserve the right, at any time prior to delivery of shares of common stock offered hereby, to terminate the offering if the offering is prohibited by law or regulation or if the Board of Directors concludes, in its sole judgment, that it is not in the best interests of Virginia Commerce Bancorp to complete the offering under the circumstances. We may terminate the offering by giving oral or written notice to the Subscription Agent and making a public announcement. If the offering is terminated, all funds received will be promptly refunded, without interest, except that if the offering is not completed we will pay interest to the extent that law, regulation or administrative policy of an investor's state of residence specifically requires.


ISSUANCE OF COMMON STOCK

         Certificates representing shares of common stock purchased in the offering will be delivered to purchasers as soon as practicable after the expiration time and after all prorations and adjustments contemplated by the offering have been effected. No fractional shares will be issued in the offering.

         All shares purchased in the offering will be registered in the name of the current shareholder whose share ownership gave rise to the subscription rights.

         We reserve the right to accept subscriptions under the basic subscription rights at any time prior to the expiration time. If we accept your subscription for shares under the basic subscription right prior to the expiration time we will send you certificates for your shares as soon as practicable thereafter, and we will continue to hold funds relating to your subscription for shares under the oversubscription privilege until the completion of the offering and proration of shares, if any, available for sale under the oversubscription privilege.

REQUESTS FOR ADDITIONAL INFORMATION

         If you have questions or require additional information concerning the offering contact William K. Beauchesne, Chief Financial Officer, at (703) 633-6120.

                                 USE OF PROCEEDS


         If all of the shares offered are sold, then the first $6,000,000 will be used to reduce the outstanding principal amount owed on Virginia Commerce Bancorp's line of credit with a correspondent bank. The outstanding balance on the line of credit was $12,000,000 at March 31, 2002, which must be reduced by $4,000,000 by June 30, 2002. The current interest rate on the line of credit is 4.85%, and it has a final maturity of December 26, 2004. For additional information regarding the line of credit, see "Virginia Commerce Bancorp, Inc. - Borrowings" at page 16, and Note 13 to the Consolidated Financial Statements for the year ended December 31, 2001.

         The remaining proceeds of the offering, approximately $1,000,000 if all offered shares are sold, or approximately $2,000,000 if all of the additional oversubscription shares are sold, will be contributed to the capital of Virginia Commerce Bank, where it will strengthen the Bank's capital base and, together with further draws on the line of credit, enable it to exceed regulatory capital levels required for well capitalized status, and where it will permit continued growth in levels of assets and loans through expansion of its existing lending and investment business and possible further branching. While we are always looking for additional branching opportunities, and expect to continue our historic rate of branch expansion at one to two branches per year, there are no definitive plans for any additional branches, and there can be no assurance that we will establish additional branches or that they will be successful. We have no current plans to use any part of the proceeds, or any future advances on the line of credit which the proceeds of the offering replace, to engage in any activities which are not consistent with our current lending and investment activities.

         We expect that the proceeds of this offering, together with current earnings and additional advances under the line of credit or a successor line of credit, will support our anticipated growth for at least two to three years, although the exact period is dependent on our actual level of growth and earnings, opportunities for growth of assets, loan activity and branch expansion, and additional business opportunities which may develop, and economic conditions in general and the Northern Virginia and metropolitan Washington DC area in particular.


                                    DILUTION

         Dilution represents the difference between the amount per share paid by purchasers of common stock in this offering and the net tangible book value per share of common stock immediately after the offering. The tangible book value of Virginia Commerce Bancorp was $27.3 million at March 31, 2002, or $8.02 per share, as adjusted for the five for four stock split in the form of a stock dividend paid on April 12, 2002. After adjusting for the receipt of the net proceeds of the sale of 291,786 shares of common stock in the offering, the pro forma book value would be

$34.2 million, or $9.27 per share. As the table below shows, this represents an immediate dilution of $14.73 per share to investors, based on the difference between pro forma book value and the offering price.

Offering price per share                                             $24.00
Net tangible book value per share before the offering                $ 8.02
Increase in net tangible book value per share attributable to
the offering                                                         $ 1.25
Pro forma net tangible book value per share after the offering       $ 9.27
                                                                     -------
Dilution to investors in the offering, per share                     $14.73
                                                                     =======

         If all of the additional oversubscription shares are sold, the pro forma back value would be $35.2 million, or $9.43 per share, representing an immediate dilution of $14.57 to investors, based on the difference between pro forma book value and the offering price.


                         VIRGINIA COMMERCE BANCORP, INC.

         Virginia Commerce Bancorp was organized under Virginia law on November 5, 1999 to become the holding company for Virginia Commerce Bank. Virginia Commerce Bancorp acquired all of the outstanding shares of Virginia Commerce Bank on December 22, 1999 upon the effectiveness of the Agreement and Plan of Share Exchange dated September 22, 1999. As a result of the Agreement and Plan of Share Exchange, each share of Virginia Commerce Bank common stock was automatically exchanged for and converted into one share of Virginia Commerce Bancorp common stock.

         Virginia Commerce Bank was organized as a national banking association and commenced operations on May 16, 1988. On June 1, 1995, the Bank converted from a national banking association to a Virginia chartered bank which is a member of the Federal Reserve System.

         While we from time to time receive expressions of interest from other institutions regarding the merger or acquisition of Virginia Commerce Bancorp, to date we have determined that the interests of the shareholders, our employees and the communities which we serve are best served by continued independence and growth of Virginia Commerce Bancorp and Virginia Commerce Bank.

         Virginia Commerce Bank engages in a general commercial banking business. The customer base includes small- to medium-sized businesses, including firms that have contracts with the U.S. government, associations, retailers and industrial businesses, professionals and business executives and consumers. The economic base of our service area is Arlington and Fairfax Counties and the City of Alexandria in Northern Virginia, and the metropolitan Washington, DC area generally. Northern Virginia has experienced significant population and economic growth during the past decade. We have participated in this growth through our commercial and retail banking activities.

         Our primary service area consists of the Northern Virginia suburbs of Washington DC, including Arlington County, the City of Alexandria, Fairfax County and Prince William County. This area's banking business is dominated by a small number of large commercial banks with extensive branch networks. Most are branches of national, state-wide or regional banks. The primary service area is also served by a large number of other financial institutions, including savings banks, credit unions and non-bank financial institutions such as securities brokerage firms, insurance companies and mutual funds. The primary service area is oriented toward independently owned small to medium sized businesses, light industry and firms specializing in government contracting.

         Over the past five years, our asset level has increased at an average annual rate of 31.9%, including a 31.9% increase in 2001, our earnings have increased at an average annual rate of 35.5%, including a 43.5% increase in 2001, and our efficiency ratio, which is a measure of operating expenses compared to income, has improved from 69.3% to 61.8%. At December 31, 2001, we had total assets of $489.5 million, an increase of 31.9% over December 31, 2000, total deposits of $406.9 million, total loans of $410.9 million and shareholder's equity of $26.2 million. For the year ended December 31, 2001, we had net income of $4.7 million, a 43.5% increase over earnings for 2000. Nonperforming assets at December 31, 2001 were $554 thousand, or 0.11% of total assets.

BORROWINGS


         Since Virginia Commerce Bancorp became the holding company for Virginia Commerce Bank in 1999, we have borrowed funds from third party institutions under revolving lines of credit in order to provide capital to fund the growth and expansion of Virginia Commerce Bank. We believe that borrowing under the line of credit results in enhanced results of operations and returns for existing shareholders. At March 31, 2002, the amount outstanding under the line of credit was $12.0 million, the full amount of the line, as our lender agreed to waive provisions that limited advances under the line to $10.5 million until a participant for a one third interest in the line had been obtained. As a participant was not obtained by April 30, 2002, we will be required to reduce the outstanding balance under line of credit to $8.0 million by June 30, 2002.

         The reduction of the outstanding balance on our line of credit to $8.0 million, before receipt of the proceeds of this offering, will be funded through the distribution of funds from Virginia Commerce Bank. This distribution, whether in the form of a dividend or a reduction in capital, may cause Virginia Commerce Bank to fall below the capital levels required for well capitalized status under Section 38 of the Federal Deposit Insurance Act and to become adequately capitalized. If it ceases to continue to be well capitalized and becomes adequately capitalized, Virginia Commerce Bank will continue to be able to conduct its lending and banking operations in substantially the same manner as it currently does, but it could become subject to certain adverse affects, including the following:

         o It could be required to pay deposit insurance premiums, or to pay premiums at a rate higher than well capitalized banks.
         o Certain areas of business or customer relationships may become less available to it, such as certain fiduciary deposit accounts which may be permitted to maintain uninsured deposits only in well capitalized institutions.
         o Our legal lending limit, which is directly related to our capital level, would be reduced. A reduced lending limit may cause us to be unable to satisfy the borrowing needs of customers, resulting in reduced business with those customers, or the incurrence of additional costs to meet the needs of those customers, such as expenses involved in establishing loan participations or syndications, and consequently, reduced profits.
         o Virginia Commerce Bank and Virginia Commerce Bancorp may become subject to a higher level of regulatory scrutiny, including more frequent examinations.
         o Virginia Commerce Bank's sources of liquidity, such as federal funds lines with correspondent banks, may be reduced or eliminated, which could limit the ability to fund loans at as high a loan to deposit level as it currently maintains.
         o We will be able to support only a lower level of assets, which may require that our growth be limited or the our level of assets be reduced.
         o If we do not take steps to cause Virginia Commerce Bank to become well capitalized, or repay the loan in full, by September 30, 2002, we would be in default under our revolving loan agreement, which would entitle the lender to call the loan due. If the loan is called and not paid in full, a possibility which we consider to be remote, the lender would be entitled to take any available remedies under the loan agreement, including foreclosing on and selling the stock of Virginia Commerce Bank, which stands as collateral security for the line of credit.

These effects, or others of which we are not currently aware or which we do not believe to be material, could have an adverse impact on our earnings, our rate of growth, shareholder returns, as measured by return on assets and return on equity, on the price at which the common stock trades and the value of our banking franchise.

         While we anticipate that Virginia Commerce Bank may become less than well capitalized as of June 30, 2002, and before the receipt of proceeds of this offering, we do not anticipate that it will become less than adequately capitalized. We anticipate that the proceeds of this offering, together with current earnings and future advances on the line of credit will enable us to achieve or maintain well capitalized status for Virginia Commerce Bank and continue its growth in assets, and that the failure to be well capitalized at June 30, 2002 will not have a long term material adverse effect on our financial condition or results of operations, although there can be no assurance of this. We further believe that we can readily take actions to mitigate the effects of less than well capitalized status, and to avoid the occurrence of an event of default under our revolving loan agreement.

ADDITIONAL INFORMATION


         For additional information regarding our business and finances, please refer to the Management's Discussion and Analysis and Consolidated Financial Statements included in the Annual Report to Shareholders for the year ended December 31, 2001 and Quarterly Report on Form 10-Q for the three months ended March 31, 2002 included as a part of this prospectus, and to the documents listed in "Where You Can Find Additional Information About Virginia Commerce Bancorp and Documents Included with this Prospectus" which are incorporated by reference in this prospectus.


         SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

         The following table sets forth certain information as of April 15, 2002 concerning the number and percentage of shares of the common stock beneficially owned by our directors and executive officers, and by all of our directors and executive officers as a group, as well as information regarding each other person known by us to own in excess of 5% of the outstanding common stock. Except as otherwise indicated, all shares are owned directly, and the named person possesses sole voting and sole investment power with respect to all such shares. Except as set forth below, we are not aware of any other person or persons who beneficially own in excess of five percent of the common stock. We are not aware of any arrangement which at a subsequent date may result in a change of control of Virginia Commerce Bancorp.

                                                              Number of Shares    Percentage of Class
Name and Position                                            Beneficially Owned   Beneficially Owned(1)
----------------------------------------------------------   ------------------   ---------------------
Directors
Leonard Adler, Director                                           69,246(2)                2.02%
Peter A. Converse, President, CEO and Director                   160,031(3)                4.53%
Frank L. Cowles, Jr., Director                                    69,908(4)                2.03%
W. Douglas Fisher, Chairman of the Board of Directors            131,904(4)(5)             3.84%
David M. Guernsey, Vice Chairman of the Board of Directors        48,409(4)(6)             1.41%
Robert H. L'Hommedieu, Director and Secretary                    139,048(4)                4.04%
Norris E. Mitchell, Director                                     159,982(4)                4.65%
Arthur L. Walters, Vice Chairman of the Board of Directors       554,498(4)(7)            16.13%
4141 N. Henderson Road
Arlington, Virginia 22203

Executive Officers
R.B. Anderson, Jr.                                                33,212(8)                0.97%
William K. Beauchesne                                             18,540(9)                0.54%
All directors and executive officers as a group
(11 persons)                                                   1,388,633(10)              36.18%

Other 5% Shareholders
Julian and Dorothy S. Davidson                                   230,840                   6.79%
1240 Deborah Drive, SE
Huntsville, Alabama  35801

(1) Based on 3,400,771 shares outstanding as of April 15, 2002, except with respect to individuals holding options or warrants to acquire common stock exercisable within sixty days of April 15, 2002, in which event represents percentage of shares issued and outstanding as of April 15, 2002 plus the number of such options or warrants held by such person, and all directors and officers as a group, which represents percentage of shares outstanding as of April 15, 2002 plus the number of such options or warrants held by all such persons as a group.
(2) Includes presently exercisable options and warrants to acquire 27,565 shares of common stock.
(3) Includes presently exercisable options to acquire 134,161 shares of common stock.
(4) Includes presently exercisable options and warrants to acquire 37,651 shares of common stock.
(5) Includes 91,506 shares held jointly by Mr. Fisher and his wife over which they share voting and investment power.
(6) Includes 10,508 shares held by Guernsey Office Products, Inc., of which Mr. Guernsey is Chief Executive Officer and principal shareowner.
(7) Includes 457,943 shares held jointly by Mr. Walters and his wife over which they share voting and investment power, and 56,377 shares held by C.W. Cobb and Associates, of which Mr. Walters is President.
(8) Includes presently exercisable options and warrants to acquire 27,527 shares of common stock.
(9) Includes presently exercisable options to acquire 18,540 shares of common stock.
(10) Includes presently exercisable options and warrants to acquire 437,554 shares of common stock.

                      MARKET FOR COMMON STOCK AND DIVIDENDS

         Market for Common Stock. The common stock is listed for trading on the National Market System of the Nasdaq Stock Market under the symbol "VCBI". Trading in the common stock has been relatively light, with average daily volume of approximately 1,000 shares. As of March 31, 2002, there were 3,400,771 shares of common stock outstanding, as adjusted for the five for four stock split in the form of a 25% stock dividend paid on April 12, 2002, held by approximately 750 shareholders of record.

         As of March 31, 2002, there were options to purchase 438,377 shares of common stock outstanding pursuant to our stock option plans, of which 296,056 are exercisable, each as adjusted for the five for four stock split in the form of a 25% stock dividend paid on April 12, 2002.

         The following table sets forth the range of high and low sales prices (adjusted for stock dividends and splits) for each full quarterly period since January 1, 2000 through the date of this prospectus.

                      2002                    2001                    2000
               ------------------      -----------------       ----------------
Quarter         High       Low         High        Low         High       Low
               ------     ------       -----      ------       -----      ----
First          $22.20     $16.80       $12.12      $8.48       $8.64      $7.56
Second         $30.25     $19.28       $12.80     $11.20       $8.96      $8.16
Third                                  $16.80     $12.44       $8.96      $8.40
Fourth                                 $16.84     $13.32       $8.96      $8.48


         Dividends. Virginia Commerce Bancorp has not paid cash dividends since 1995, electing to retain earnings for funding the growth of the Company and its business. We currently anticipate continuing the policy of retaining earnings to fund growth. Our ability to pay dividends, should we elect to do so, depends largely upon the ability of Virginia Commerce Bank to declare and pay dividends, as the principal source of our revenue is dividends paid by the Bank. Future dividends will depend primarily upon the Bank's earnings, financial condition, and need for funds, as well as governmental policies and regulations applicable to Virginia Commerce Bancorp and Virginia Commerce Bank, which limit the amount that may be paid as dividends without prior approval.


         Information regarding stock dividends and splits since January 1, 2000 is as follows:

     1. A 25% stock split in the form of a dividend was declared in February 2002, for stockholders of record on March 15, 2002, and was paid on April 12, 2002.

     2. A 25% stock split in the form of a dividend was declared in February 2001, for stockholders of record on April 16, 2001, and was paid on May 11, 2001.

     3. A stock dividend of 10% was declared in April 2000, for stockholders of record on May 12, 2000, and was paid on May 26, 2000.

                        DESCRIPTION OF OUR CAPITAL STOCK

         Virginia Commerce Bancorp's authorized capital consists of 5,000,000 shares of common stock, $1.00 par value, and 1,000,000 shares of undesignated preferred stock, $1.00 par value. As of April 15, 2002, there were 3,400,771 shares of common stock outstanding and no shares of preferred stock outstanding.

         Common Stock. Holders of common stock are entitled to cast one vote for each share held of record, to receive such dividends as may be declared by the Board of Directors out of legally available funds, and, subject to the rights of any class of stock having preference to the common stock, to share ratably in any distribution of Virginia Commerce Bancorp's assets after payment of all debts and other liabilities, upon liquidation, dissolution or winding up. Shareholders do not have cumulative voting rights or preemptive rights or other rights to subscribe for additional shares, and the common stock is not subject to conversion or redemption. The shares of common stock to be issued in this offering will be, when issued, fully paid and non-assessable.

         Preferred Stock. The Board of Directors may, from time to time, by action of a majority, issue shares of the authorized, undesignated preferred stock, in one or more classes or series. In connection with any such issuance, the Board may by resolution determine the designation, voting rights, preferences as to dividends, in liquidation or otherwise, participation, redemption, sinking fund, conversion, dividend or other special rights or powers, and the limitations, qualifications and restrictions of such shares of preferred stock. As of the date hereof, no shares of preferred stock are outstanding.

         The existence of shares of authorized undesignated preferred stock enables us to meet possible contingencies or opportunities in which the issuance of shares of preferred stock may be advisable, such as in the case of acquisition or financing transactions. Having shares of preferred stock available for issuance gives us flexibility in that it would allow us to avoid the expense and delay of calling a meeting of shareholders at the time the contingency or opportunity arises. Any issuance of preferred stock with voting rights or which is convertible into voting shares could adversely affect the voting power of the holders of common stock.

         The existence of authorized shares of preferred stock could have the effect of rendering more difficult or discouraging hostile takeover attempts or of facilitating a negotiated acquisition. Such shares, which may be convertible into shares of common stock, could be issued to shareholders or to a third party in an attempt to frustrate or render a hostile acquisition more expensive.

         Limitations on Payment of Dividends. The payment of dividends by Virginia Commerce Bancorp will depend largely upon the ability of Virginia Commerce Bank to declare and pay dividends to Virginia Commerce Bancorp, as the principal source of Virginia Commerce Bancorp's revenue will be from dividends or interest payments on capital debt securities paid by Virginia Commerce Bank. Dividends will depend primarily upon the bank's earnings, financial condition, and need for funds, as well as applicable governmental policies and regulations. Even where we have earnings in an amount sufficient to pay dividends, the Board of Directors may determine to retain earnings for the purpose of funding growth.

         Regulations of the Federal Reserve and Virginia law place limits on the amount of dividends Virginia Commerce Bank may pay without prior approval. Prior regulatory approval is required to pay dividends which exceed the bank's net profits for the current year plus its retained net profits for the preceding two calendar years, less required transfers to surplus. Federal bank regulatory agencies also have authority to prohibit a bank from paying dividends if such payment is deemed to be an unsafe or unsound practice, and the Federal Reserve Board has the same authority over bank holding companies.


         The Federal Reserve Board has established guidelines with respect to the maintenance of appropriate levels of capital by registered bank holding companies. Compliance with such standards, as currently in effect, or as they may be amended from time to time, could possibly limit the amount of dividends that we may pay in the future. In 1985, the Federal Reserve Board issued a policy statement on the payment of cash dividends by bank holding companies. In the statement, the Federal Reserve Board expressed its view that a holding company experiencing earnings weaknesses should not pay cash dividends exceeding its net income, or which could only be funded in ways that weaken the holding company's financial health, such as by borrowing. As a depository institution, the deposits of which are insured by the FDIC, Virginia Commerce Bank may not pay dividends or distribute any of its capital assets while it remains in default on any assessment due the FDIC. See "Market for Common Stock and Dividends" at page 18.


CERTAIN PROVISIONS OF THE ARTICLES OF INCORPORATION AND VIRGINIA LAW

         Our Articles of Incorporation require the vote of 50.1% of the outstanding shares of common stock to approve any merger or consolidation with or into any other corporation; any exchange in which a corporation, person, or entity acquires the issued or outstanding shares of capital stock pursuant to a vote of shareholders, any issuance of shares that results in the acquisition of control of Virginia Commerce Bancorp by any corporation, person, or entity or group of one or more thereof that previously did not have control, any sale, lease, exchange, mortgage, pledge, or other transfer in one transaction or a series of transactions of all or substantially all of Virginia Commerce Bancorp's assets, the adoption of a plan for the liquidation or dissolution, any proposal in the nature of a reclassification or reorganization that would increase the proportionate voting rights of any other corporation, person, or entity, any transaction similar to, or having similar effect as, any of the above listed transactions, or any amendment to the Articles of Incorporation. This 50.1% vote requirement is less than the two-thirds requirement which would otherwise apply under Virginia law,

         Our Articles of Incorporation also contain a provision which requires the Board of Directors, when evaluating any offer of another party to (a) make a tender or exchange offer for Virginia Commerce Bancorp's equity securities, (b) merge or consolidate with another corporation, (c) purchase or otherwise acquire all or substantially all of the properties and assets of Virginia Commerce Bancorp, or (d) engage in any transaction similar to, or having similar effects as, any of the foregoing transactions to give due consideration to all relevant factors, including, without limitation, the social and economic effects of the proposed transaction on the depositors, employees, customers, and other constituents of Virginia Commerce Bancorp and its subsidiaries and of the communities in which they operate or are located, the business reputation of the other party, and the Board of Directors' evaluation of the then value of Virginia Commerce Bancorp in a freely negotiated sale and of our future prospects as an independent entity. This provision, which requires the Board to consider noneconomic factors, could be deemed to have an antitakeover effect.

         The Virginia Stock Corporation Act (the "VSCA") contains provisions which could be deemed to have an antitakeover effect. The discussion of the following provisions is not exhaustive, and is not intended to imply that all material provisions of either the Articles of Incorporation or the VSCA are enumerated herein.

         Affiliated Transactions. The VSCA contains provisions governing "affiliated transactions." These include various transactions such as mergers, share exchanges, sales, leases, or other material dispositions of assets, issuances of securities, dissolutions, and similar transactions with an "interested shareholder." An interested shareholder is generally the beneficial owner of more than 10% of any class of a corporation's outstanding voting shares. During the three years following the date a shareholder becomes an interested shareholder, any affiliated transaction with the interested shareholder must be approved by both a majority of the "disinterested directors" (those directors who were directors before the interested shareholder became an interested shareholder or who were recommended for election by a majority of disinterested directors) and by the affirmative vote of the holders of two-thirds of the corporation's voting shares other than shares beneficially owned by the interested shareholder. These requirements do not apply to affiliated transactions if, among other things, a majority of the disinterested directors approve the interested shareholder's acquisition of voting shares making such a person an interested shareholder before such acquisition. Beginning three years after the shareholder becomes an interested shareholder, the corporation may engage in an affiliated transaction with the interested shareholder if:

o the transaction is approved by the holders of two-thirds of the corporation's voting shares, other than shares beneficially owned by the interested shareholder,
o the affiliated transaction has been approved by a majority of the disinterested directors, or
o subject to certain additional requirements, in the affiliated transaction the holders of each class or series of voting shares will receive consideration meeting specified fair price and other requirements designed to ensure that all shareholders receive fair and equivalent consideration, regardless of when they tendered their shares.

         Control Share Acquisitions. Under the VSCA's control share acquisitions law, voting rights of shares of stock of a Virginia corporation acquired by an acquiring person or other entity at ownership levels of 20%, 33 1/3%, and 50% of the outstanding shares may, under certain circumstances, be denied. The voting rights may be denied:

o unless conferred by a special shareholder vote of a majority of the outstanding shares entitled to vote for directors, other than shares held by the acquiring person and officers and directors of the corporation, or
o among other exceptions, such acquisition of shares is made pursuant to a affiliation agreement with the corporation or the corporation's articles of incorporation or bylaws permit the acquisition of such shares before the acquiring person's acquisition thereof.

         If authorized in the corporation's articles of incorporation or bylaws, the statute also permits the corporation to redeem the acquired shares at the average per share price paid for them if the voting rights are not approved or if the acquiring person does not file a "control share acquisition statement" with the corporation within sixty days of the last acquisition of such shares. If voting rights are approved for control shares comprising more than 50% of the corporation's outstanding stock, objecting shareholders may have the right to have their shares repurchased by the corporation for "fair value." The provisions of the Affiliated Transactions Statute and the Control

Share Acquisition Statute are only applicable to public corporations that have more than 300 shareholders. Corporations may provide in their articles of incorporation or bylaws to opt-out of the Control Share Acquisition Statute, but we have not done so.

                                  LEGAL MATTERS

         The validity of the shares offered hereby and certain other legal matters will be passed upon for Virginia Commerce Bancorp by the law firm of Kennedy, Baris & Lundy, L.L.P., Bethesda, Maryland. Attorneys at Kennedy, Baris and Lundy, L.L.P. own an aggregate of approximately 22,488 shares of common stock.

                                     EXPERTS

         The consolidated financial statements at December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001 incorporated by reference in this prospectus have been audited by Yount, Hyde & Barbour, P.C., independent auditors, as stated in their reports, incorporated by reference herein, and have been incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                    WHERE YOU CAN FIND ADDITIONAL INFORMATION
                         ABOUT VIRGINIA COMMERCE BANCORP
                   AND DOCUMENTS INCLUDED WITH THIS PROSPECTUS

         This prospectus includes and is being delivered with copies of Virginia Commerce Bancorp's Annual Report to Shareholders for the year ended December 31, 2001.

         Virginia Commerce Bancorp files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that we file with the SEC at the SEC's public reference room at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains a World Wide Web site on the Internet at "http://www.sec.gov" that contains reports, proxy and information statements, and other information regarding companies, including Virginia Commerce Bancorp, that file electronically with the SEC.

         We have filed a Registration Statement on Form S-2 to register the common stock to be sold in the offering. This prospectus is a part of that Registration Statement. As allowed by SEC rules, this prospectus does not contain all the information you can find in the Registration Statement or the exhibits to that Registration Statement. SEC regulations allow us to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered part of this prospectus. Information incorporated by reference from earlier documents is superceded by information that has been incorporated by reference from more recent documents.

         This prospectus incorporates by reference the documents listed below that we have previously filed with the SEC (file no. 0-28635).


         (1) Annual Report on Form 10-K for the year ended December 31, 2001, including the information appearing under the following captions in our Proxy Statement for the Annual Meeting of Stockholders held on April 24, 2002:
               "Election of Directors" at pages 3 through 6,
               "Compliance with Section 16(a) of the Securities Exchange Act of 1934" at page 12;
               "Executive Officer Compensation and Certain Transactions," at pages 7 through 12
               "Voting Securities and Principal Holders Thereof" at pages 2 and
               3
               "Transactions with Management and Others" at page 10;
         (2)   Annual Report to Shareholders for the year ended December 31,
               2001;
         (3) Quarterly Report on Form 10-Q for the three months ended March 31, 2002; and

         (4) Current Reports on Form 8-K filed January 17, 2002, February 18, 2002, March 26, 2002, April 11, 2002 and May 30, 2002.

         Also incorporated by reference are additional documents that we may file with the SEC after the date of this prospectus and before the termination of the offering. These additional documents will be deemed to be incorporated by reference, and to be a part of, this prospectus from the date of their filing. These documents include proxy statements and periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K. Information contained in later filed documents will supersede information in earlier filed documents, to the extent that they are inconsistent.

         You can obtain any of the documents incorporated by reference from us, the SEC or the SEC's Internet web site as described above. Documents incorporated by reference are available from Virginia Commerce Bancorp without charge, including any exhibits specifically incorporated by reference therein. You may obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone from:

         William K. Beauchesne, Chief Financial Officer
         Virginia Commerce Bancorp, Inc.
         Suite 500
         14201 Sullyfield Circle
         Chantilly, Virginia  20151
         Telephone (703) 633-6120

         You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information that is different from what is contained in this prospectus. This prospectus is dated June __, 2002. You should not assume that the information contained in this prospectus is accurate as of any date other than that date.

                                   Appendix 1





                         Virginia Commerce Bancorp, Inc.





                          Annual Report to Shareholders
                               for the year ended
                                December 31, 2001

       Annual Report to Stockholders for the year ended December 31, 2001

                                 [Photo Omitted]













                             Committed to Community
                               Dedicated to Growth
















                         Virginia Commerce Bancorp, Inc.
                               2001 Annual Report


             [Internal pagination of Edgar version of Annual Report
                 does not match pagination of printed document]

                         Virginia Commerce Bancorp, Inc.



                                                                       Contents

                               Five Year Financial Summary - inside front cover
                                Letter to Stockholders, Customers and Friends 5
                               Management's Discussion and Analysis of
                               Financial Condition and Results of Operations 12
                                                Independent Auditor's Report 26
                                           Consolidated Financial Statements 27
                                  Notes to Consolidated Financial Statements 32
       Board of Directors, Executive Officers, and Officers - inside back cover





                                                   Bank Services

----------------------------------------------------------------------------------------------------------------------
Checking Accounts                        Mortgage Loans- Residential and        Bank-by-Mail
NOW Accounts                             Commercial/Investment                  Merchant Bankcard Services
Money Market Accounts                    Construction Loans -                   Credit Cards
Savings Accounts                         Residential and Commercial             Telephone Banking
Certificates of Deposit                  Equipment leasing                      VISA Debit Cards
IRAs                                     Overdraft Lines of Credit              Lockbox Services
Repurchase Agreements                    Letters of Credit                      Internet Banking
Cash Management Services                 Safe Deposit Boxes                     PC-Based Banking for Business
Personal and Commercial Loans and        Automated Teller Machines and ATM      ACH
Lines of Credit                          Cards (Star and Cirrus)                Commercial Insurance
Home Equity Loans and Lines of Credit    Cashier's Checks
                                         Money Orders
                                         Traveler's Checks
----------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------
About Our Bank

Virginia Commerce Bank, a wholly-owned subsidiary of Virginia Commerce Bancorp, Inc., is a full-service community bank headquartered in Northern Virginia. With our wide array of business and consumer products, we continue to be one of the fastest growing banks in our market, and for good reason. From 1988, when we opened our first branch in Clarendon, until today, with twelve branches, two mortgage loan offices and nearly $500 million in assets, we have maintained a clear focus of providing "community banking at its best" while delivering. . .

                             Exceptional Service.  Every Customer.  Every Time.

                          [Map of Northern Virginia and
                            office locations omitted]


1414 Prince Street                          13881G Metrotech Drive              Residential
Alexandria, Virginia                        Chantilly, Virginia  20151          Mortgage Lending
703-739-3242                                703-378-9556

5140 Duke Street                            10777 Main Street                   374 Maple Avenue East
Alexandria, Virginia  22304                 Fairfax, Virginia  22030            Vienna, Virginia  22180
703-751-4400                                703-273-9111                        703-319-4001

506 King Street                             2030 Old Bridge Road                54 E. Lee Street, Suite 120
Alexandria, Virginia  22314                 Lake Ridge, Virginia  22192         Warrenton, Virginia  20186
703-684-4390                                703-492-7440                        540-341-3001

4230 John Marr Drive                        1356 Chain Bridge Road
Annandale, Virginia  22003                  McLean, Virginia  22101
703-256-8889                                703-448-9800

MAIN OFFICE/
EXECUTIVE OFFICE                            11820 Spectrum Center
5350 Lee Highway                            Reston, Virginia 20171
Arlington, Virginia  22207                  (Opening Spring 2002)
703-534-1382 (Branch)
703-564-0700 (Switchboard)                  374 Maple Avenue East
                                            Vienna, Virginia  22180
2930 Wilson Boulevard                       703-319-4150
Arlington, Virginia  22201
703-525-4601

6500 Williamsburg Boulevard
Arlington, Virginia  22213
703-237-8050

FIVE YEAR FINANCIAL SUMMARY

(Dollars in thousands except per share amounts)

------------------------------------------------------------------------------------------------------------------------------------
                                                        2001            2000              1999               1998           1997
------------------------------------------------------------------------------------------------------------------------------------
SELECTED YEAR-END BALANCES
Total assets                                        $  489,511      $  371,182         $  282,575        $  222,442      $  165,119
Total stockholders' equity                              26,220          21,166             17,489            15,832          11,273
Total loans (net)                                      410,950         305,717            205,171           149,440         100,917
Total deposits                                         406,922         310,934            243,044           188,743         142,428
------------------------------------------------------------------------------------------------------------------------------------
SUMMARY RESULTS OF OPERATIONS
Interest income                                     $   33,897      $   26,776         $   18,851        $   15,266      $   11,135
Interest expense                                        15,991          12,861              8,679             7,511           5,168
   Net interest income                              $   17,906      $   13,915         $   10,172        $    7,755      $    5,967
Provision for loan losses                                1,572             947                480               451             262
   Net interest income after
     provision for loan losses                      $   16,334      $   12,968         $    9,692        $    7,304      $    5,705
Non-interest income                                      4,704           2,599              1,999               632             478
Non-interest expense                                    13,982          10,636              8,397             5,648           4,465
   Income before taxes                              $    7,056      $    4,931         $    3,294        $    2,288      $    1,718
Income tax expense                                       2,391           1,681              1,128               784             586
   Net income                                       $    4,665      $    3,250         $    2,166        $    1,504      $    1,132
------------------------------------------------------------------------------------------------------------------------------------
PER SHARE DATA (1)
   Net income, basic                                $     1.72      $     1.20         $     0.80        $     0.57      $     0.48
   Net income, diluted                              $     1.57      $     1.13         $     0.75        $     0.53      $     0.45
   Book value                                       $     9.64      $     7.82         $     6.46        $     5.86      $     4.76
   Average number of shares outstanding              2,711,550       2,706,917          2,705,299         2,645,598       2,368,207
------------------------------------------------------------------------------------------------------------------------------------
GROWTH AND SIGNIFICANT RATIOS
   % Change in net income                                43.54%          50.06%             44.04%            32.78%           7.25%
   % Change in assets                                    31.88%          31.36%             27.03%            34.72%          34.55%
   % Change in loans                                     34.42%          49.01%             37.29%            48.08%          32.24%
   % Change in deposits                                  30.87%          27.93%             28.77%            32.52%          37.32%
   % Change in equity                                    23.88%          21.02%             10.47%            40.44%          12.12%
   Equity to asset ratio                                  5.36%           5.70%              6.19%             7.12%           6.83%
   Return on average assets                               1.05%           1.00%              0.87%             0.75%           0.81%
   Return on average equity                              19.37%          17.04%             13.03%            10.37%          10.53%
   Average equity to average assets                       5.44%           5.87%              6.65%             7.25%           7.74%
   Efficiency ratio (2)                                  61.84%          64.41%             68.99%            67.35%          69.28%
------------------------------------------------------------------------------------------------------------------------------------

(1) Adjusted for all years presented giving retroactive effect to10% stock dividends paid in 1997 and 2000, a 35% stock split in the form of a dividend in 1997, a change in par value in 1998, a 10% stock restructuring in 1998 and 1999, and a 25% stock split in the form of a dividend in 2001.

(2) Computed by dividing non-interest expense by the sum of net interest income on a tax equivalent basis and non-interest income, net of securities gains or losses.

Graphic presentation of following data omitted:

 -------------------------------------------------------------------------------------------------------------------
 Net Income                    Total Assets                 Net Loans                   Total Deposits
 (Dollars in thousands)        (Dollars in thousands)       (Dollars in thousands)      (Dollars in thousands)
 2001    4,665                 2001    489,511              2001    410,950             2001    406,922
 2000    3,250                 2000    371,182              2000    305,717             2000    310,934
 1999    2,166                 1999    282,575              1999    205,171             1999    243,044
 1998    1,504                 1998    222,442              1998    149,440             1998    188,743
 1997    1,132                 1997    165,119              1997    100,917             1997    142,428
 -------------------------------------------------------------------------------------------------------------------

TO OUR STOCKHOLDERS, CUSTOMERS, AND FRIENDS

As the cover of this year's Annual Report proudly proclaims, Virginia Commerce Bancorp, Inc. (the "Company") is "committed to community, dedicated to growth". Our consistent focus on these pursuits explains to a large extent why the Company continues to enjoy significant 703-319-4001 progress as we serve the needs of our local market.

I am pleased to report that the year ending December 31, 2001 was noteworthy for outstanding financial performance. It was our seventh consecutive year of record earnings and solid balance sheet growth. Net income for 2001 was $4.7 million, an increase of 43.5% over the $3.2 million earned the prior year. As a result, basic and diluted earnings per share were $1.72 and $1.57 respectively, up 43.3% and 38.9% over the comparable period in 2000. For the year, return on average assets (ROA) rose to 1.05% while return on average equity (ROE) increased by over 2% to 19.37%.

Net interest income for 2001 was $17.9 million, an increase of 28.8% over 2000, as strong loan volume more than offset a decrease in the net interest margin from 4.54% in 2000 to 4.23% this past year-end. Non-interest income for the year rose 80.8% to $4.7 million, primarily due to increased fees and net gains on home mortgage loans sold. Our residential mortgage production, like the rest of the industry, benefited considerably from the low-rate environment this past year. Mortgage originations increased from $80 million in 2000 to over $180 million last year, resulting in a 113% increase in fees and net gains to $3.4 million.

Non-interest expense for the year totalled $14 million, rising 31.5% over the prior year. This increase primarily reflects overhead associated with the Company's eleventh (Chantilly - opened November 2000) and twelfth (Lake Ridge - opened April 2001) branches and higher levels of incentive compensation. Nonetheless, our efficiency ratio, which measures how well we control non-interest expense in generating income, improved to 61.8% in 2001 from 64.4% the previous year.

In 2001, assets, loans, and deposits each grew by over 30%. Total assets as of December 31, 2001 were $489.5 million, an increase of 31.9% from a year earlier and funded primarily by growth in deposits of 30.9% to $406.9 million. Loans, net of allowance for loan losses, rose to $410.9 million, a 34.4% increase over the $305.7 million reported for the prior year-end.

This past year was a difficult one. Early in the year, our local economy slipped into a recession which was compounded by the tragic events of September 11. Notwithstanding these challenges, the Company again achieved strong financial results, an affirmation of the solid foundation upon which our Bank has been built.

In addition to the financial results, other highlights of the year include:

o In mid-April, our twelfth branch office was opened in Lake Ridge at 2030 Old Bridge Road. It is our first branch in Prince William County and has already exceeded $10 million in deposits in less than a year.
o A 5-for-4 split of the Company's stock was distributed to stockholders on May 11, 2001, in the form of a 25% stock dividend. (On February 28, 2002, we announced another 25% stock dividend for stockholders of record on March 15, 2002, payable April 12, 2002.)
o On July 1, Kerry Donley was promoted to Executive Vice President, Retail Banking, with responsibility for all of our branches, marketing, and security. Kerry succeeded Laurie Barnwell, who held the position for seven years and was a major contributor to the Bank's success. Laurie moved out of the area last summer and will certainly be missed. Prior to assuming his new position, Kerry was the regional manager for our three Alexandria branches. We were fortunate to have an excellent internal candidate of his caliber to fill this key management position and contribute to the future success of the Bank.
o In December, the Company concluded a refinance of its line of credit with a new $12 million facility from a correspondent bank. Borrowings under the line are used to downstream capital to the Bank to fund growth.
o Over the course of the year, the Company's stock (traded on the National Nasdaq under the symbol, "VCBI" appreciated over 95%, adjusted for the 25% stock split in May.)

We believe our success continues to be attributable to our delivery of "community banking at its best" through excellence in People, Product, Pricing, and Personal Service. It may sound redundant to emphasize those four Ps time and again, but they are the essence of our banking philosophy and evident in the customer stories that follow. In the end, we are committed to providing value to our stockholders, customers, employees, and the communities that we serve. That's our bottom line. We are proud of our accomplishments and contributions this past year. However, they would not have been possible without the dedication and hard work of our employees, the counsel and involvement of our Directors, and the support of our stockholders, customers, and friends. Thank you.

/s/ Peter A. Converse
Peter A. Converse
President and Chief executive Officer
March 28, 2002

Virginia Commerce Bank provides a competitive array of banking services to meet your personal and business needs. The delivery of these services is made convenient through our twelve branch locations in Northern Virginia, ATMs, drive through windows, and banking via Internet, PC and telephone.

Branch Banking Services

                            Earning trust one customer at a time. David Sattler, Esq., a local attorney, has been a checking account customer since 1992. While visiting our McLean branch, Mr. Sattler noticed a banner advertising our home equity lines of credit, and decided to apply. Ricardo Balcells, Regional Manager for our Fairfax County branches, assisted him with the application process, impressing Mr. Sattler with his personal attention and quick turnaround.

                            Over time, Mr. Sattler's law partners, as well as his father (also an attorney), experienced our service firsthand. Today, Brooks, Suiters, and Sattler, P.C. maintains business and personal banking relationships with VCB. Furthermore, Mr. Sattler's father opened several accounts with the Bank. And Mr. Sattler? He's now one of our Bank's most enthusiastic shareholders.

                            [Photo Omitted]
                            [Caption -Attorney David Sattler (left) with regional Manager Ricardo Balcells (center) and Branch Manager Stacey Sim at the McLean branch.]

[Photo Omitted[
[Caption - Commercial Lender Greg Motheral (right) with pastor Lee earl (center) and Church Treasurer Clarence Johnson (left) at Shiloh Baptist Church.


Providing growth opportunities to our growing communities.

Shiloh Baptist Church was chartered in 1865, and has been at its 1401 Duke Street location since 1891. Always a dynamic congregation, the church has grown dramatically since 1998, expanding from 442 to almost 1,200 members. Its members wanted to stay in the community, but they needed more space.


Financial Services for Businesses,
Professionals, and Nonprofits

Virginia Commerce Bank provided a commercial mortgage to enable the church to purchase a nearby four-story building. Once renovated, the space will house church offices, a conference room, an adult and children's Sunday school, and a fellowship and meeting hall for special events. Shiloh Baptist also maintains its deposit relationship with VCB, and Pastor Lee Earl and other church members are personal customers as well.

VCB is highly experienced in meeting the diversified and unique financial requirements of small-to-medium size businesses, professionals and their firms, and nonprofit organizations, by offering a wealth of specialized financial products,

Term loans                          Commercial mortgage, development,   Equipment financing and leasing
                                    and construction loans
Lines of credit                                                         Cash management
SBA loans                           Accounts receivable financing       Merchant bankcard services
Letters of credit                   Government contract financing

From a first-time purchase to the refinance of a current mortgage, our loan officers will work to find the best loan for each customer. To meet home financing needs, Virginia Commerce Bank offers a complete and competitive array of mortgage programs, including:


10, 15, 20, 25, and 30-year fixed-rate products    FHA & VA financing                Low and no documentation loans

Adjustable rate mortgages (ARMs) of all types      Mortgages for first-time buyers.  Mortgage financing for residences,
                                                   and self-employed individuals     second homes, and rental houses
No point, no closing cost programs

[Photos Omitted]

GIVING HOMEOWNERS A GREAT DEAL TO COME HOME TO.
For first-time homebuyers Rigoberto Salgado and Maria Berrios, the dream of homeownership came true after six long months of house hunting. Their mortgage loan process, however, was quick and comfortable, thanks to Loan Officer Patty Foster and VCB's hassle-free application process.


Residential Mortgages
                  For Lynda and Edwin Kuhn, Jr., owning their dream home meant building it themselves. VCB provided construction financing, and then converted it to a permanent mortgage when the house was completed, all with our convenient, one-time closing. Then another dream: last year's record-low interest rates. The Kuhns refinanced with VCB and lowered their monthly payments significantly. Ken O'Shea, Manager of the Residential Mortgage Department, assisted the Kuhns with both mortgages.



[Caption - Ken O'Shea with Lynda and Edwin Kuhn, Jr. in front of their new home
(main). Patty Foster with first-time homebuyers Rigoberto Salgado and Maria Berrios (inset).

Whether it's building your dream home, developing a neighborhood, or constructing your business headquarters, Virginia Commerce Bank offers the construction financing expertise and programs you need to complete a successful project. Our programs include:

Construction-to-permanent loans             Builder construction loans

Commercial construction loans               Land development loans


Construction Financing

DEVELOPING RELATIONSHIPS THAT BUILD NORTHERN VIRGINIA COMMUNITIES.

Petra Builders is a local, woman-owned residential builder with an impressive 22-year history constructing homes in the Lake Manassas area of Gainesville, Virginia. During those years, company president Sandra Bittner has turned to VCB and Jamie Nalls, our Senior Vice President/Construction Lending, for financing. Our support of Petra Builders keeps them on a firm foundation and has resulted in expanded use of our services. Petra Builders maintains a full banking relationship with VCB, including the personal accounts of Ms. Bittner and her husband, Barry.







[Photo Omitted
[Caption - Sandra Bittner, of Petra Builders, with Construction Lenders Tom Williams (center) and Jamie Nalls (right).

[Photo Omitted]
[Caption - Department head Michele Parker (left) and Lead Processor Jessica Yamoah (right)in lockbox area (main). Vice Presidents Jose Castillo (left) and Lynn Gonzalez of Electronic Banking Services reviewing Bank web site (inset).

Cash Management and e-Banking Services

                  INVESTING YOUR TIME AS WISELY AS YOUR MONEY.

                  Whether you are a small business seeking to improve your cash management capabilities, or a large company looking for a reasonably-priced solution to your sophisticated funds management, Virginia Commerce Bank has the right product to meet your needs. Our cash management services are designed to reduce the amount of time spent on administrative tasks and improve your cash flow and yield on idle funds. Through personal service and up-to-date technology, we can tailor a cash management solution to meet any business demands.


VCB cash management and e-banking services include:


Lockbox Services                   e-Banking                                   Cash Management
- Remittance processing            - Online banking                            - Sweep/repurchase agreements
- PC-based information reporting   - Fedwire transfers                         - ZBA (zero balance accounting)
- CD-ROM records storage           - ACH (automated clearinghouse) payments    - Merchant bankcard services

[Photos Omitted]
[Caption - Volunteer Margie Reeder, Operations Manager of the Main Office branch, tutoring children at the Claremont Campbell School (main). Chief lending Officer Randy Anderson addressing the Arlington Chamber of Commerce as current Chairman (inset).



Community Involvement

REACHING OUT TO OUR NEIGHBORS...AS AN ORGANIZATION AND AS INDIVIDUALS.

Throughout our history, Virginia Commerce Bank has committed itself to giving something back to the communities where we do business. For us, this represents more than just a financial commitment. Our employees also invest their time and talents. They determine ways that their contributions can be the most effective. Often, their efforts are visible in leadership roles in Chambers of Commerce and service organizations in Northern Virginia. Other times, they're working behind the scenes. Individual visibility does not motivate us. Making a visible difference in our community does.

-------------------------------------------------------------------------------

VCB is proud of its involvement with these organizations:


Ten Chambers of Commerce.           INOVA Alexandria Arlington                           Host Lions Club
        in Northern Virginia        Hospital Foundation                                  Potomac West Business Association
CrisisLink                          Leadership Arlington                                 Virginia Asset Finance Corporation
Make a Difference Foundation        Washington Area Housing Partnership                  McLean Symphony
Alexandria United Way               McLean Rotary                                        Hopkins House
Arlington Free Clinic               Virginia Hospital Center                             Alexandria Economic
Kiwanis Club                        Arlington County Schools:                             Development Partnership
YMCA                                Claremont-Campbell School                            Arlington Optimist Club


MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENTS

This management's discussion and analysis and other portions of this report, contain forward-looking statements within the meaning of the Securities and Exchange Act of 1934, as amended, including statements of goals, intentions, and expectations as to future trends, plans, events or results of Company operations and policies and regarding general economic conditions. In some cases, forward-looking statements can be identified by use of words such as "may," "will," "anticipates," "believes," "expects," "plans," "estimates," "potential," "continue," "should," and similar words or phrases. These statements are based upon current and anticipated economic conditions, nationally and in the Company's market, interest rates and interest rate policy, competitive factors, and other conditions which by their nature, are not susceptible to accurate forecast, and are subject to significant uncertainty. Because of these uncertainties and the assumptions on which this discussion and the forward-looking statements are based, actual future operations and results in the future may differ materially from those indicated herein. Readers are cautioned against placing undue reliance on any such forward-looking statements. The Company does undertake to update any forward-looking statements to reflect occurrences or events that may not have been anticipated as of the date of such statements.

The following discussion provides information about the results of operations and financial condition, liquidity, and capital resources of Virginia Commerce Bancorp, Inc. and subsidiaries (the "Company"). This discussion and analysis should be read in conjunction with the Consolidated Financial Statements and Notes thereto, appearing elsewhere in the report.

GENERAL

On December 22, 1999, Virginia Commerce Bancorp, Inc. (the "Company") became a bank holding company when it acquired all of the shares of Virginia Commerce Bank (the "Bank") in a mandatory share exchange. The Bank received its charter as a national banking association on May 16, 1988 from the Comptroller of the Currency and opened for business at 3033 Wilson Boulevard, Arlington, Virginia. On June 1, 1995, the Bank converted from a national banking association to a Virginia state chartered bank as a member of the Federal Reserve System. The main office of the Company is located at 5350 Lee Highway in Arlington, Virginia. The Company also operates eleven branch locations in McLean, Arlington (two branches), Alexandria (three branches), Annandale, Fairfax, Vienna, Chantilly and Lake Ridge, Virginia and two mortgage loan offices in Vienna and Warrenton, Virginia. The Company's common stock is traded on the Nasdaq National Market under the symbol "VCBI".

The Company provides a full range of banking services (other than trust, securities, brokerage, and international services) to businesses, professionals and their firms, trade associations, investors and individuals in Northern Virginia and increasingly to some extent throughout the Metropolitan Washington, D.C. area. For businesses, the Company offers a complete selection of deposit accounts, merchant bankcard services, electronic funds transfer, lock box services, PC banking, lines of credit for working capital purposes, term loans for expansion and capital expenditures, and commercial real estate and construction loans, generally on income-producing properties. Services for individuals include a wide array of deposit account products, home equity loans and lines of credit, internet banking and bill payment services, telephone banking, consumer installment loans for the purchase of automobiles and other personal uses, overdraft and revolving lines of credit, and residential mortgage and construction loans. The Company also provides cashier's checks, traveler's checks, wire transfers, bank-by-mail services, safe deposit box facilities, ATM cards, Visa debit cards and ATM machines at eleven of its branch locations.

RESULTS OF OPERATIONS

During 2001, the Company continued to experience significant growth as total assets increased 31.9% from $371.2 million to $489.5 million over the prior year-end. Growth was driven by a 30.9% increase in deposits from $310.9 million to $406.9 million, a 45.9% increase in repurchase agreements and federal funds purchased from $29.1 million to $42.5 million and a $4 million increase in other borrowed funds from $7.4 million to $11.4 million. Total assets at December 31, 2000 of $371.2 million represented an increase of 31.4% from $282.6 million at December 31, 1999. In 2000 growth was driven similarly to that of 2001 with deposits increasing 27.9% from $243.0 million to $310.9 million, an $11.3 million increase in repurchase agreements and federal funds purchased from $17.8 million to $29.1 million and a $4.5 million increase in other borrowed funds from $2.9 million to $7.4 million.

Earnings for 2001 were $4.7 million, an increase of 43.5%, compared to earnings of $3.3 million in 2000. In 2000, earnings of $3.3 million represented an increase of 50.1% compared to earnings of $2.2 million in 1999 and earnings in 1999 of $2.2 million increased 44.0% compared to earnings of $1.5 million in 1998. Diluted earnings per share were $1.57, $1.13, and $0.75 in 2001, 2000, and 1999, respectively. Return on average assets was 1.05% for 2001, as compared to 1.00% in 2000 and .87% in 1999. Return on average equity increased to 19.37% in 2001, as compared to 17.04% in 2000, and 13.03% in 1999.

Loan demand continued strong in 2001as total loans, net of allowance for loan losses, increased 34.4% from $305.7 million at December 31, 2000 to $410.9 million at December 31, 2001. In 2000 total loans grew 49.0% from $205.2 million at December 31, 1999 to $305.7 million at year-end. At December 31, 2001 loans represented 101.0% of total deposits compared to 98.3% at December 31, 2000 and 84.4% at December 31, 1999. While loan growth occurred in all major classifications of loans, growth in real estate construction loans has represented the largest increase, rising $29.0 million, or 44.3% from $65.5 million at December 31, 2000 to $94.5 million at December 31, 2001 and increasing 280.8% in 2000 from $17.2 million at December 31, 1999 to $65.5 million. Real estate mortgage loans increased $76.6 million, or 38.6% in 2001 from $198.5 million at December 31, 2000 to $275.1 million and rose $41.5 million, or 26.4% in 2000 from $157.0 million at December 31, 1999.

The growth in loans utilized the majority of deposit and repurchase agreement funding sources as cash and cash equivalents increased $4.2 million in 2001 from $11.0 million at December 31, 2000 to $15.2 million at December 31, 2001 and declined by $11.7 million in 2000 from $22.7 million at December 31, 1999. Investment securities, which are maintained as additional liquidity sources and for various collateral needs, increased $7.7 million, or 17.0% from $45.3 million at December 31, 2000 to $53.0 million at December 31, 2001 and decreased $1 million, or 2.2% from $46.3 million at December 31, 1999 to $45.3 million at December 31, 2000.

Deposit growth, the Company's main funding source, included an $11.5 million increase in non-interest-bearing demand deposits in 2001, a $28.9 million increase in savings and interest-bearing demand deposits and a $55.5 million, or 36.5% increase in time deposits from $152.2 million at December 31, 2000 to $207.7 million at December 31, 2001. In 2000, deposit growth included a $12.7 million increase in non-interest-bearing demand deposits, a $16.1 million increase in savings and interest-bearing demand deposits, and a $39.l million increase in time deposits.

Stockholders' equity increased $5.0 million from $21.2 million at December 31, 2000 to $26.2 at December 31, 2001 with earnings of $4.7 million and a $295 thousand increase in other comprehensive income, net of tax. In 2000, stockholders' equity grew $3.7 million from $17.5 million at December 31, 1999 to $21.2 million at year-end due to earnings of $3.3 million and a $430 thousand increase in other comprehensive income, net of tax. The total number of common shares outstanding increased in 2001 by 555,129 with 541,230 shares issued due to a twenty-five percent stock split in the form of a dividend in May 2001 and the issuance of 13,899 shares in September 2001 as a result of exercised options.

NET INTEREST INCOME

Net interest income is the excess of interest earned on loans and investments over the interest paid on deposits and borrowings. The Company's net interest income increased $4.0 million, or 28.8%, from $13.9 million in 2000 to $17.9 million in 2001 and increased $3.7 million, or 36.3%, from $10.2 million in 1999 to $13.9 million in 2000. In 1999, net interest income increased $2.4 million, or 30.8%, from $7.8 million in 1998 to $10.2 million. For 2001, the average yield on earning assets fell seventy-two basis points from 8.73% in 2000 to 8.01% while the average cost of interest bearing liabilities dropped fifty-two basis points from 5.00% in 2000 to 4.48% in 2001. As a result, the net interest margin on earning assets fell thirty-one basis points from 4.54% to 4.23%. The narrowed margin is indicative of the Company's short term asset sensitive position. Following Federal Reserve interest rate reductions of 475 basis points during 2001, loans, the majority of which are floating or variable rate, and investment securities repriced faster than interest-bearing liabilities, the majority of which are one-year and eighteen-month certificates of deposit. With expectations of no further rate reductions in the beginning of 2002, the Company expects improvement in the margin as approximately $30.7 million in certificates of deposit bearing rates from 200 to 275 basis points over offered rates as of December 31, 2001 will reprice. In 2000, the net interest margin increased nineteen basis points from 4.35% in 1999 to 4.54% and increased twenty-three basis points in 1999 from 4.12% in 1998 to 4.35%.

TABLE 1: AVERAGE BALANCES, INCOME AND EXPENSE, YIELDS AND RATES

 The following table shows the average balance sheets for each of the years ended December 31, 2001, 2000, and 1999. In addition, the amounts of interest earned on earning assets, with related yields, and interest expense on interest-bearing liabilities, with related rates, are shown. Loans placed on a non-accrual status are included in the average balances. Net loan fees and late charges included in interest income on loans totaled $1.1 million, $702 thousand and $378 thousand, for 2001, 2000, and 1999, respectively.

                                                       2001                              2000
                                                       ----                              ----
                                                     Interest    Average                Interest    Average
                                         Average     Income-     Yields     Average     Income-     Yields
(Dollars in thousands)                   Balance     Expense     /Rates     Balance     Expense     /Rates
----------------------------------------------------------------------------------------------------------
ASSETS
Securities (1)                           $ 58,125    $  3,527     6.07%     $ 49,348    $  3,125     6.33%
Loans, before allowance for losses        349,586      29,720     8.50%      250,289      23,215     9.28%
Interest-bearing deposits with other
  banks                                        --          --       --           601          36     5.99%
Federal funds sold                         15,310         650     4.24%        6,377         400     6.27%
----------------------------------------------------------------------------------------------------------
TOTAL EARNING ASSETS                     $423,021    $ 33,897     8.01%     $306,615    $ 26,776     8.73%
----------------------------------------------------------------------------------------------------------
Non-earning assets                         19,630                             18,457
----------------------------------------------------------------------------------------------------------
TOTAL ASSETS                             $442,651                           $325,072
----------------------------------------------------------------------------------------------------------
LIABILITIES & STOCKHOLDERS' EQUITY
Interest-bearing deposits
    NOW accounts                         $ 72,231    $  2,189     3.03%     $ 61,010    $  2,499     4.10%
    Money market accounts                  37,970       1,253     3.30%       23,282         900     3.87%
    Savings accounts                       13,265         318     2.40%       12,771         439     3.44%
    Certificates of deposit               188,968      10,734     5.68%      132,263       7,588     5.74%
----------------------------------------------------------------------------------------------------------
Total interest-bearing deposits          $312,434    $ 14,494     4.64%     $229,326    $ 11,426     4.98%
----------------------------------------------------------------------------------------------------------
Fed Funds purchased, securities
  sold U/A to repurchase and other
  borrowed funds                           44,621       1,497     3.35%       27,966       1,435     5.13%
----------------------------------------------------------------------------------------------------------
TOTAL INTEREST-BEARING LIABILITIES       $357,055    $ 15,991     4.48%     $257,292    $ 12,861     5.00%
----------------------------------------------------------------------------------------------------------
Demand deposits and other
  non-interest bearing liabilities         61,515                             48,703
----------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                        $418,570                           $305,995
----------------------------------------------------------------------------------------------------------
Stockholders' equity                       24,081                             19,077
----------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS'
  EQUITY                                 $442,651                           $325,072
----------------------------------------------------------------------------------------------------------
Interest rate spread                                              3.53%                              3.73%
Net interest income and margin                       $ 17,906     4.23%                 $ 13,915     4.54%
----------------------------------------------------------------------------------------------------------

                                                      1999
                                                      ----
                                                     Interest   Average
                                         Average     Income-     Yields
(Dollars in thousands)                   Balance     Expense     /Rates
-----------------------------------------------------------------------

ASSETS
Securities (1)                           $ 46,682    $  2,855     6.12%
Loans, before allowance for losses        176,676      15,447     8.74%
Interest-bearing deposits with other
  banks                                       795          46     5.97%
Federal funds sold                          9,930         503     5.07%
-----------------------------------------------------------------------
TOTAL EARNING ASSETS                     $234,083    $ 18,851     8.05%
-----------------------------------------------------------------------
Non-earning assets                         15,796
-----------------------------------------------------------------------
TOTAL ASSETS                             $249,879
-----------------------------------------------------------------------
LIABILITIES & STOCKHOLDERS' EQUITY
Interest-bearing deposits
    NOW accounts                         $ 49,673    $  1,933     3.89%
    Money market accounts                  17,275         534     3.09%
    Savings accounts                       11,526         409     3.55%
    Certificates of deposit               102,140       5,177     5.07%
-----------------------------------------------------------------------
Total interest-bearing deposits          $180,614    $  8,053     4.46%
-----------------------------------------------------------------------
Fed Funds purchased, securities
  sold U/A to repurchase and other
  borrowed funds                           15,429         626     4.06%
-----------------------------------------------------------------------
TOTAL INTEREST-BEARING LIABILITIES       $196,043    $  8,679     4.43%
-----------------------------------------------------------------------
Demand deposits and other
  non-interest bearing liabilitie          37,219
-----------------------------------------------------------------------
TOTAL LIABILITIES                        $233,262
-----------------------------------------------------------------------
Stockholders' equity                       16,617
-----------------------------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS'
  EQUITY                                 $249,879
-----------------------------------------------------------------------
Interest rate spread                                              3.62%
Net interest income and margin                       $ 10,172     4.35%
-----------------------------------------------------------------------

(1) Yields on securities available-for-sale have been calculated on the basis of historical cost and do not give effect to changes in the fair value of those securities, which are reflected as a component of stockholder's equity. Average yields on securities are stated on a tax equivalent basis.

TABLE 2: RATE-VOLUME VARIANCE ANALYSIS

Interest income and expense are affected by changes in interest rates, by changes in the volumes of earning assets and interest-bearing liabilities, and by changes in the mix of these assets and liabilities. The following analysis shows the year-to-year changes in the components of net interest income.

                                            2001 compared to 2000               2000 compared to 1999
                                            ---------------------               ---------------------
                                            Increase   (Decrease)    Total      Increase   (Decrease)    Total
                                                  Due to            Increase          Due to            Increase
(Dollars in thousands)                      Volume       Rate      (Decrease)   Volume       Rate      (Decrease)
-------------------------------------- --------------------------------------------------------------------------
INTEREST INCOME
Loans                                       $ 8,495     $(1,990)    $ 6,505     $ 6,828     $   940     $ 7,768
Securities                                      532        (130)        402         167         103         270
Federal funds sold                              384        (134)        250        (223)        120        (103)
Interest-bearing deposits in other banks        (36)         --         (36)        (10)         --         (10)
-------------------------------------- --------------------------------------------------------------------------
Total interest income                       $ 9,375     $(2,254)    $ 7,121     $ 6,762     $ 1,163     $ 7,925
-------------------------------------- --------------------------------------------------------------------------
INTEREST EXPENSE
Interest-bearing deposits
   NOW accounts                             $   340     $  (650)    $  (310)    $   462     $   104     $   566
   Money market accounts                        485        (132)        353         231         135         366
   Savings accounts                              12        (133)       (121)         43         (13)         30
   Certificates of deposit                    3,222         (76)      3,146       2,691         720       2,411
-------------------------------------- --------------------------------------------------------------------------
Total interest-bearing deposits             $ 4,059     $  (991)    $ 3,068     $ 2,427     $   946     $ 3,373
Other borrowings                                595        (533)         62         717          92         809
-------------------------------------- --------------------------------------------------------------------------
Total interest expense                      $ 4,654     $(1,524)    $ 3,130     $ 3,144     $ 1,038     $ 4,182
-------------------------------------- --------------------------------------------------------------------------
Change in Net Interest Income               $ 4,721     $  (730)    $ 3,991     $ 3,618     $   125     $ 3,743
-------------------------------------- --------------------------------------------------------------------------

ASSET/LIABILITY MANAGEMENT AND QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the normal course of business, the Company is exposed to market risk, or interest rate risk, as its net income is largely dependent on its net interest income. Market risk is managed by the Company's Asset/Liability Management Committee which formulates and monitors the performance of the Company based on established levels of market risk as dictated by policy. In setting certain tolerance levels, or limits on market risk, the Committee considers the impact on earnings and capital, the level and general direction of interest rates, liquidity, local economic conditions and other factors. Interest rate risk, or interest sensitivity, can be defined as the amount of forecasted net interest income that may be gained or lost due to favorable or unfavorable movements in interest rates. Interest rate risk, or sensitivity, arises when the maturity or repricing of interest-bearing assets differs from the maturing or repricing of interest-bearing liabilities and as a result of the difference between total interest-bearing assets and interest-bearing liabilities. The Company seeks to manage interest sensitivity while enhancing net interest income by periodically adjusting this asset/liability position.

One of the tools used by the Company to assess interest sensitivity on a monthly basis is the static gap analysis which measures the cumulative differences between the amounts of assets and liabilities maturing or repricing within various time periods. It is the Company's goal to limit the one-year cumulative difference to plus or minus 10% of total interest-earning assets in an attempt to limit changes in future net interest income from sudden changes in market interest rates. A gap analysis is shown in Table 3 below, and reflects the earlier of the maturity or repricing dates for various assets and liabilities as of December 31, 2001. At that point in time, the Company had a cumulative net liability sensitive twelve-month gap position of $19.5 million, or a negative 4.2% of total interest-earning assets. This position would generally indicate that earnings should decline in a rising interest rate environment as more liabilities would reprice than assets; however, this measurement represents a static position as of a single day and is not necessarily indicative of the Company's position at any other point in time, does not take into account the sensitivity of yields and costs of specific assets and liabilities to changes in market rates, and does not take into account the specific timing of when changes to a specific asset or liability will occur. More accurate measures of interest sensitivity are provided to the Company using earnings simulation models.

TABLE 3: INTEREST SENSITIVITY-GAP ANALYSIS

                                                                      Interest Sensitivity Periods
---------------------------------------------------------------------------------------------------------------------
December 31, 2001                                Within        91 to 365        1 to 5         Over
(Dollars in thousands)                          90 Days          Days            Years        5 Years         Total
---------------------------------------------------------------------------------------------------------------------
EARNING ASSETS
Securities                                      $ 17,889       $  6,025        $ 13,579       $ 15,262       $ 52,755
Loans, net of unearned income                    172,850         53,026         167,321         22,109        415,306
---------------------------------------------------------------------------------------------------------------------
Total earning assets                            $190,739       $ 59,051        $180,900       $ 37,371       $468,061
---------------------------------------------------------------------------------------------------------------------
INTEREST-BEARING LIABILITIES
NOW accounts                                    $ 61,324       $  4,799        $ 12,860             --       $ 78,983
Money market accounts                             27,241          7,406           4,887             --         39,534
Savings accounts                                   1,143          3,573           9,578             --         14,294
Certificates of deposit                           30,721         79,567          97,368              7        207,663
Other borrowings                                  53,452             --             400             --         53,852
---------------------------------------------------------------------------------------------------------------------
Total interest-bearing liabilities              $173,881       $ 95,345        $125,093       $      7       $394,326
---------------------------------------------------------------------------------------------------------------------
Cumulative maturity / interest sensitivity
  gap                                           $ 16,858       $(19,436)       $ 36,371       $ 73,735       $ 73,735
As % of total earnings assets                        3.6%          (4.2)%           7.8%          15.7%
---------------------------------------------------------------------------------------------------------------------

In order to more closely measure interest sensitivity, the Company uses earnings simulation models on a quarterly basis. These models utilize the Company's financial data and various management assumptions as to growth and earnings to forecast a base level of net interest income and earnings over a one-year period. This base level of earnings is then shocked assuming a sudden 200 basis points increase or decrease in interest rates. At December 31, 2001, the model projected net income would decrease by 5.6% if interest rates would immediately rise by 200 basis points and decrease by 0.4% if interest rates suddenly fell by 200 basis points, as a majority of the Company's interest-bearing liabilities would not reprice similarly to loans and investment securities due to their already low rates. The Company has set a limit on this measurement of interest sensitivity to a maximum decline in earnings of 20%. Since the earnings model uses numerous assumptions regarding the effect of changes in interest rates on the timing and extent of repricing characteristics, future cash flows and customer behavior, the model cannot precisely estimate net income and the effect on net income from sudden changes in interest rates. Actual results will differ from simulated results due to the timing, magnitude and frequency of interest rate changes and changes in market conditions and management strategies, among other factors.

NON-INTEREST INCOME

Non-interest income increased $2.1 million, or 80.8%, from $2.6 million in 2000 to $4.7 million in 2001 and increased $600 thousand, or 30.1%, from $2 million in 1999 to $2.6 million in 2000. In 1999, non-interest income increased $1.4 million from $632 thousand in 1998 to $2.0 million. Fees and net gains on mortgage loans held-for-sale increased significantly in 2001, rising $1.8 million, or 113.1%, from $1.6 million in 2000 to $3.4 million in 2001, as lower interest rates and a strong local housing market helped push total loans originated for sale from $79.8 million in 2000 to $180.7 million in 2001. In 2000, fees and net gains on mortgage loans held-for-sale increased $321 thousand, or 25.4%, from $1.3 million in 1999 to $1.6 million. Adverse changes in the local real estate market, consumer confidence, and interest rates could adversely impact the level of loans originated for sale, and the resulting fees and earnings thereon.

Deposit account service charges and fees, which include monthly account maintenance charges, overdraft fees, ATM surcharges, safe deposit box rents and merchant discount fee income, increased $291 thousand, or 29.7%, from $980 thousand in 2000 to $1.3 million in 2001, and increased $291 thousand, or 42.2%, in 2000 from $689 thousand in 1999 to $980 thousand. In 1999, deposit account service charges and fees increased $99 thousand from $590 thousand in 1998 to $689 thousand. Growth in this category of non-interest income is directly attributed to growth in total deposits.

NON-INTEREST EXPENSE

Non-interest expense increased $3.4 million, or 31.5%, from $10.6 million in 2000 to $14 million in 2001, and increased $2.2 million, or 26.7%, in 2000 from $8.4 million in 1999 to $10.6 million, and increased $2.7 million, or 47.4%, in 1999. Salaries and benefits accounted for $2.3 million, or 69.3%, of the total increase in non-interest expense in 2001, $1.3 million, or 56.6% in 2000, and $1.6 million, or 59.3%, in 1999. Commissions associated with the significant increases in total loans and loans originated for sale were the main reason for these increases in salaries and benefits expense over the past three years as well as other staff increases due to overall growth and branch expansion.

Occupancy expenses, which include rents, depreciation, and maintenance on buildings, leaseholds and equipment, increased $391 thousand, or 20.1%, from $1.9 million in 2000 to $2.3 million in 2001, and increased $328 thousand and $492 thousand, or 20.3% and 43.7%, in 2000 and 1999, respectively. These increases are due to additional facilities for the Company's mortgage lending division that began operation in early 1999, its operations department due to staff growth, and continued branch expansion. Data processing costs increased $152 thousand, or 20.3%, from $750 thousand in 2000 to $902 thousand in 2001 and increased $139 thousand and $149 thousand, or 22.8% and 32.3%, in 2000 and 1999, respectively, due to growth in total loans and deposits.

Other operating expenses, which include advertising and public relations expenses, bank franchise taxes, legal and professional fees, supplies and postage, increased $485 thousand, or 22.8%, from $2.1 million in 2000 to $2.6 million in 2001 and increased $504, or 31.0%, in 2000 compared to an increase of $467 thousand, or 40.4%, from $1.1 million in 1998 to $1.6 million in 1999. Other non-interest expenses to which the Company is not currently subject, such as deposit insurance premiums, which may be incurred in the future, could have an adverse affect on earnings and results of operations in future periods.

INCOME TAXES

The Company's income tax provisions are adjusted for non-deductible expenses and non-taxable interest after applying the U.S. federal income tax rate of 34%. Provision for income taxes totaled $2.4 million, $1.7 million, and $1.1 million for the years ended December 31, 2001, 2000, and 1999, respectively.

ASSET QUALITY- PROVISION AND ALLOWANCE FOR LOAN LOSSES

The provision for loan losses is based upon management's estimate of the amount required to maintain an adequate allowance for loan losses reflective of the risks in the loan portfolio. During 2001, charge-offs totaled $23 thousand compared to $36 thousand and $40 thousand in 2000 and 1999, respectively. The provision for loan loss expense in 2001 was $1.6 million compared to $947 thousand in 2000, and $480 thousand in 1999. The total allowance for loan losses of $4.4 million at December 31, 2001, increased 55.4% from $2.8 million at December 31, 2000, and increased 48.4% from $1.9 million at December 31, 1999 to $2.8 million at December 31, 2000. Higher provisions in 2001 are reflective of an increase in identified problem loans from $1.2 million at December 31, 2000 to $2.6 million as of December 31, 2001 and an increasing concentration of loans in real estate mortgage and construction.

Management feels that the allowance for loan losses is adequate. There can be no assurance, however, that additional provisions for loan losses will not be required in the future, including as a result of possible changes in the economic assumptions underlying management's estimates and judgments, adverse developments in the economy, on a national basis or in the Company's market area, or changes in the circumstances of particular borrowers.

The Company generates a monthly analysis of the allowance for loan losses, with the objective of quantifying portfolio risk into a dollar figure of inherent losses, thereby translating the subjective risk value into an objective number. Emphasis is placed on independent external loan reviews and monthly internal reviews. The determination of the allowance for loan losses is based on eight qualitative factors, applying appropriate weight to separate types or categories of loans. These factors include: levels and trends in delinquencies and non-accruals, trends in volumes and terms of loans, effects of any changes in lending policies, the experience, ability and depth of management, national and local economic trends and conditions, concentrations of credit, quality of the Company's loan review system and regulatory requirements.

TABLE 4: PROVISION AND ALLOWANCE FOR LOAN LOSSES

(Dollars in thousands)                           2001         2000         1999         1998        1997
---------------------------------------------------------------------------------------------------------
Allowance, beginning of period                  $2,803       $1,889       $1,438       $  990      $  748
---------------------------------------------------------------------------------------------------------
CHARGE-OFFS
  Real estate loans                              $  --        $  --        $  --        $  --      $   --
  Commercial loans                                  --           --           --           --          23
  Consumer loans                                    23           36           40           23          --
---------------------------------------------------------------------------------------------------------
Total charge-offs                               $   23       $   36       $   40       $   23      $   23
---------------------------------------------------------------------------------------------------------
RECOVERIES
  Real estate loans                             $   --        $  --        $  --        $  --      $   --
  Commercial loans                                   2            1            7            3           3
  Consumer loans                                     2            2            4           17          --
---------------------------------------------------------------------------------------------------------
Total recoveries                                $    4       $    3       $   11       $   20      $    3
---------------------------------------------------------------------------------------------------------
Net charge-offs                                 $   19       $   33       $   29       $    3      $   20
---------------------------------------------------------------------------------------------------------
Provisions for loan losses                       1,572          947          480          451         262
---------------------------------------------------------------------------------------------------------
Allowance, end of period                        $4,356       $2,803       $1,889       $1,438      $  990
---------------------------------------------------------------------------------------------------------
Ratio of net charges-offs to average total
  loans outstanding during period                 0.01%        0.01%        0.02%       0.003%       0.02%
---------------------------------------------------------------------------------------------------------


TABLE 5: ALLOCATION OF ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses is a general allowance applicable to all loan categories; however, management has allocated the allowance to provide an indication of the relative risk characteristics of the loan portfolio. The allocation is an estimate and should not be interpreted as an indication that charge-offs will occur in these amounts, or that the allocation indicates future trends. The allocation of the allowance at December 31 for the years indicated and the ratio of related outstanding loan balances to total loans are as follows:

(Dollars in thousands)                         2001         2000         1999         1998        1997
---------------------------------------------------------------------------------------------------------
ALLOCATION OF ALLOWANCE FOR LOAN LOSSES:
Real estate - mortgage                        $1,957       $1,571       $1,206       $  870       $  683
Real estate - construction                       863          518          132          101           33
Commercial                                     1,482          628          477          409          262
Consumer                                          54           86           74           58           12
---------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31,                         $4,356       $2,803       $1,889       $1,438       $  990
---------------------------------------------------------------------------------------------------------
RATIO OF LOANS TO TOTAL YEAR-END LOANS:
Real estate - mortgage                            66%          64%          76%          73%          75%
Real estate - construction                        23%          21%           8%           8%           4%
Commercial                                         9%          12%          13%          16%          19%
Consumer                                           2%           3%           3%           3%           2%
---------------------------------------------------------------------------------------------------------
                                                 100%         100%         100%         100%         100%
---------------------------------------------------------------------------------------------------------


See Notes 1 and 4 to the Consolidated Financial Statements for additional information regarding the provision and allowance for loan losses.

RISK ELEMENTS AND NON-PERFORMING ASSETS

The Company seeks to minimize its risk and enhance its profitability by focusing on providing community-based financing and maintaining policies and procedures ensuring safe and sound banking practices.

Non-performing assets consist of non-accrual loans, impaired loans, restructured loans, and other real estate owned (foreclosed properties). The total non-performing assets and loans that are 90 days or more past due and still accruing interest increased 2.2% from $542 thousand at year-end 2000 to $554 thousand at year-end 2001, and increased 70.9% from $317 thousand at year-end 1999 to $542 thousand at year-end 2000.

Loans are placed in non-accrual status when in the opinion of management the collection of additional interest is unlikely or a specific loan meets the criteria for non-accrual status established by regulatory authorities. No interest is taken into income on non-accrual loans. A loan remains on non-accrual status until the loan is current as to both principal and interest or the borrower demonstrates the ability to pay and remain current, or both.

At December 31, 2001, the Bank has $45.8 million of construction loans to commercial builders of single family housing in the Northern Virginia market, representing 11.0% of total loans. These loans are made to a number of unrelated entities and generally have a term of less than one year. Adverse developments in the Northern Virginia real estate market or economy could have an adverse impact on this portfolio of loans and the Bank's income and financial position. At December 31, 2001, the Company had no other concentrations of loans in any one industry exceeding 10% of its total loan portfolio. An industry for this purpose is defined as a group of counterparts that are engaged in similar activities and have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. Loans secured by nonfarm nonresidential real estate totaled $179.5 million at December 31, 2001 and represent 43.2% of total loans.

Foreclosed real properties include properties that have been substantively repossessed or acquired in complete or partial satisfaction of debt. Such properties, which are held for resale, are carried at the lower of cost or fair value, including a reduction for the estimated selling expenses, or principal balance of the related loan. As of December 31, 2001 and 2000, the Company held no foreclosed real properties.

The ratio of non-performing assets and past due loans to total loans decreased from .18% at December 31, 2000 to .13% at December 31, 2001 and increased from ..15% at December 31, 1999 to .18% at December 31, 2000. This ratio is expected to remain at its low level relative to the Company's peers; however, it may increase from its current level. This expectation is based on identified problem loans on December 31, 2001. As of December 31, 2001, there were $2.6 million of loans for which management has identified risk factors which could impair repayment in accordance with their terms, compared to $1.2 million at December 31, 2000. These loans are primarily well-secured and currently performing. See Notes 1 and 4 to the Consolidated Financial Statements for additional information regarding the Company's non-performing assets.


TABLE 6: NON-PERFORMING ASSETS

(Dollars in thousands)                                 2001         2000         1999         1998         1997
------------------------------------------------------------------------------------------------------------------
Non-accrual loans                                   $  106       $  117       $  106       $  121       $  111
Impaired loans                                         119          107          143          213          140
Restructured loans                                      --           --           --           --           --
Foreclosed properties                                   --           --           --           --           --
------------------------------------------------------------------------------------------------------------------
     Total non-performing assets                    $  225       $  224       $  249       $  334       $  251
------------------------------------------------------------------------------------------------------------------
Loans past due 90 days and still accruing              329          318           68           --           --
------------------------------------------------------------------------------------------------------------------
TOTAL NON-PERFORMING ASSETS AND PAST DUE LOANS      $  554       $  542       $  317       $  334       $  251
------------------------------------------------------------------------------------------------------------------
Allowance for loan losses to total loans              1.05%         .91%         .91%         .95%         .97%
Allowance for loan losses to
  non-performing loans                             1,936.0      1,251.3        758.6        430.5        394.4
Non-performing assets and past due loans to
  total loans                                         0.13         0.18         0.15         0.22         0.25
Non-performing assets and past due loans to
  total assets                                        0.11         0.15         0.11         0.15         0.15
------------------------------------------------------------------------------------------------------------------

LOAN PORTFOLIO

At December 31, 2001, loans including loans held-for-sale, net of unearned income and allowance for loan losses, totaled $410.9 million an increase of 34.4% over the 2000 year-end total of $305.7 million. In 2000, net loans increased 49.0% from a year-end 1999 total of $205.2 million. The increase in loans in 2001 included an increase in real estate construction loans of $29.0 million, or 44.3%, and an increase in real estate mortgage loans of $76.6 million, or 38.6%. In 2000, real estate construction loans increased $48.2 million, or 279.7%, while real estate mortgage loans increased $41.5 million, or 26.2%. The increases in real estate construction loans are the direct result of the Company's increased focus in this area and the hiring of loan officers specializing in residential construction lending. At December 31, 2001, $45.8 million of real estate construction loans were to commercial builders of single-family homes, $22.9 million to individuals and $25.8 million related to construction of commercial properties. The Company does not expect that the level of real estate construction loans will continue to grow at the rate experienced in 2000 and 2001, although there can be no assurance.

The Company's lending activities are its principal source of income. Real estate loans, including residential permanents and construction, and commercial permanents, represent the major portion of the Company's loan portfolio.

Tables 7 and 8 present information pertaining to the composition of the loan portfolio including unearned income, allowance for loan losses, and the maturity/ repricing of selected loans.


TABLE 7: SUMMARY OF TOTAL LOANS

Year-end December 31,
(Dollars in thousands)                2001          2000          1999          1998           1997
----------------------------------------------------------------------------------------------------
Real estate - mortgage              $275,141      $198,541      $156,998      $109,774      $ 76,458
Real estate -construction             94,452        65,460        17,238        12,794         4,081
Commercial                            39,153        37,406        26,423        23,514        19,076
Consumer                               8,004         7,995         6,968         4,983         2,588
----------------------------------------------------------------------------------------------------
Total loans                         $416,750      $309,403      $207,627      $151,065      $102,203
Less unearned income                   1,444           883           567           187           296
Less allowance for loan losses         4,356         2,803         1,889         1,438           990
----------------------------------------------------------------------------------------------------
Loans, net                          $410,950      $305,717      $205,171      $149,440      $100,917
----------------------------------------------------------------------------------------------------


TABLE 8: MATURITY/REPRICING SCHEDULE OF SELECTED LOANS

As of December 31, 2001
(Dollars in thousands)        Real estate-mortgage    Real estate-construction         Commercial                 Consumer
--------------------------------------------------------------------------------------------------------------------------
VARIABLE:
     Within 1 year                  $ 71,174                  $ 52,016                  $ 22,739                  $  2,317
     1-to-5 years                    115,847                    16,585                       558                        --
     After 5 years                     9,284                        --                        --                        --
FIXED RATE:
     Within 1 year                     9,916                    17,834                     4,807                     1,937
     1-to-5 years                     31,523                     8,017                     8,932                     3,593
     After 5 years                    37,397                        --                     2,117                       157
--------------------------------------------------------------------------------------------------------------------------
TOTAL LOANS                         $275,141                  $ 94,452                  $ 39,153                  $  8,004
--------------------------------------------------------------------------------------------------------------------------


At December 31, 2001, the aggregate amount of loans due after one year which have fixed rates was approximately $142.3 million, and the amount with variable or adjustable rates was approximately $91.7 million.

SECURITIES

The securities portfolio plays a primary role in the management of the interest rate sensitivity of the Company, provides additional interest income, serves as a source of liquidity, and is used as needed to meet certain collateral requirements.

The securities portfolio consists of two components, securities held-to-maturity and securities available-for-sale. Securities are classified as held-to-maturity based on management's intent and the Company's ability, at the time of purchase, to hold such securities to maturity. These securities are carried at amortized cost. Securities which may be sold in response to changes in market interest rates, changes in the securities' prepayment risk, increased loan demand, general liquidity needs, and other similar factors are classified as available-for-sale and are carried at estimated fair value.

In 2001, total securities increased $7.7 million, or 17.1%, to $53.0 million from $45.3 million and decreased $1 million, or 2.3%, from $46.3 million at year-end 1999 to $45.3 million at year-end 2000. Securities of U.S. Government Agencies represent the majority of the portfolio while obligations of states/political subdivisions have increased. Table 9 provides information regarding the composition of the securities portfolio and Table 10 details the maturities and weighted average yields (on a tax equivalent basis) at the dates indicated. See Note 2 to the Consolidated Financial Statements for additional information regarding the securities portfolio.

TABLE 9: SECURITIES PORTFOLIO

Year-end December 31,                             2001                       2000                        1999
                                                  ----                       ----                        ----
                                          Book          Percent       Book          Percent       Book          Percent
(Dollars in thousands)                    Value        of total       Value        of total       Value        of total
-----------------------------------------------------------------------------------------------------------------------
AVAILABLE-FOR-SALE:
U.S. Government Agency obligations       $40,619         76.62%      $29,406         64.98%      $27,440         59.24%
Obligations of states/political
  subdivisions                               275           .52%          270           .60%           --            --
Federal Reserve Bank stock                   392           .74%          392           .87%          391           .84%
Federal Home Loan Bank stock                 732          1.38%          667          1.47%          667          1.44%
Community Bankers' Bank stock                 55           .10%           55           .12%           55           .12%
-----------------------------------------------------------------------------------------------------------------------
                                         $42,073         79.36%      $30,790         68.04%      $28,553         61.64%
-----------------------------------------------------------------------------------------------------------------------
HELD-TO-MATURITY:
-----------------------------------------------------------------------------------------------------------------------
U.S. Government Agency obligations       $ 6,017         11.35%      $13,992         30.92%      $17,772         38.36%
Obligations of states/political
  subdivisions                             3,945          7.44%           --            --            --            --
Domestic corporate debt obligations          979          1.85%          472          1.04%           --            --
-----------------------------------------------------------------------------------------------------------------------
                                         $10,941         20.64%      $14,464         31.96%      $17,772         38.36%
-----------------------------------------------------------------------------------------------------------------------
                                         $53,014        100.00%      $45,254        100.00%      $46,325        100.00%
-----------------------------------------------------------------------------------------------------------------------

TABLE 10: MATURITY OF SECURITIES

Year-end December 31,                                2001                          2000                         1999
                                                     ----                          ----                         ----
-----------------------------------------------------------------------------------------------------------------------------
                                                          Weighted                      Weighted                     Weighted
                                            Book           Average        Book           Average       Booke          Average
                                            Value           Yield         Value           Yield        Value           Yield
(Dollars in thousands)
Maturing within one year                   $    --            --         $ 3,725          6.07%       $    --            --
Maturing after one through five years       16,533          4.71%         22,314          5.87%        19,226          5.79%
Maturing after five through ten years        7,738          6.29%          8,113          6.87%        11,858          6.43%
Maturing after ten years                    28,743          6.65%         11,102          6.66%        15,241          6.87%
-----------------------------------------------------------------------------------------------------------------------------
                                           $53,014          5.99%        $45,254          6.26%       $46,325          6.31%
-----------------------------------------------------------------------------------------------------------------------------


DEPOSITS

The Company's principal source of funds is depository accounts comprised of demand deposits, savings and money market accounts, and time deposits. Deposits are provided by individuals and businesses located within the communities served.

Total deposits increased $96.0 million, or 30.9%, in 2001 to $406.9 million at year-end from $310.9 million at year-end 2000, and increased $67.9 million, or 27.9%, from $243.0 million at year-end 1999 to $310.9 million at year-end 2000. In 2001, growth by deposit category included a 21.0% increase in non-interest bearing deposits, a 27.9% increase in savings accounts and interest-bearing demand deposits, and a 36.5% increase in time deposits. The average rate paid on interest-bearing deposits declined thirty-four basis points from 4.98% for the year ended December 31, 2000, to 4.64% for the year ended December 31, 2001, and increased fifty-two basis points from 4.46% in 1999 to 4.98% in 2000. The average rate on interest-bearing deposits is expected to decline further in the first quarter of 2002 as $30.7 million in certificates of deposit bearing rates ranging from 200 to 275 basis points over rates offered as of December 31, 2001, will reprice. Table 11 details maturities of certificates of deposit with balances of $100,000 and over. See Note 6 to the Consolidated Financial Statements for additional information regarding the maturities of certificates of deposit.


TABLE 11: MATURITIES OF CERTIFICATES OF DEPOSIT WITH BALANCES $100,000 OR MORE

 (Dollars in thousands)            2001            2000           1999
------------------------------------------------------------------------
3 months or less                 $ 11,900        $  2,159       $  2,470
3-6 months                          9,029           3,960          3,904
6-12 months                        21,075          22,509          7,390
Over 12 months                     43,204          27,730         27,109
------------------------------------------------------------------------
Total                            $ 85,208        $ 56,358       $ 40,873
------------------------------------------------------------------------

SHORT-TERM BORROWINGS

Short-term borrowings consist of securities sold under agreements to repurchase which are secured transactions with customers and generally mature the day following the date sold. Short-term borrowings also include Federal funds purchased, which are unsecured overnight borrowings from other financial institutions. Table 12 provides information as to the balances and interest rates on short-term borrowings for the years ended December 31, 2001 and 2000 (dollars in thousands):

TABLE 12: SHORT-TERM BORROWINGS

-----------------------------------------------------------------------------
                                                      2001              2000
-----------------------------------------------------------------------------
Securities sold under agreement to repurchase       $32,931           $28,097
Federal funds purchased                               9,521             1,000
-----------------------------------------------------------------------------
  Total                                             $42,452           $29,097
Weighted interest rate                                 1.05%             5.06%

Averages for the year ended December 31:
Outstanding                                         $35,851           $23,537
Interest rate                                         2.72%              4.57%

Maximum month-end outstanding                       $42,452           $30,280
------------------------------------------------------------------------------


LIQUIDITY

The Company's principal sources of liquidity and funding are its deposit base. The level and maturity of deposits necessary to support the Company's lending and investment activities is determined through monitoring loan demand. Considerations in managing the Company's liquidity position include, but are not limited to, scheduled cash flows from existing loans and investment securities, anticipated deposit activity, and projected needs from anticipated extensions of credit. The Company's liquidity position is monitored daily by management to maintain a level of liquidity conducive to efficiently meet current needs and is evaluated for both current and longer term needs as part of the asset/liability management process.

The Company measures total liquidity through cash and cash equivalents, securities available-for-sale, mortgage loans held-for-sale, other loans and investment securities maturing within one year, less securities pledged as collateral for repurchase agreements, public deposits and other purposes, and less any outstanding federal funds purchased. These liquidity sources increased $27 million, or 27.5%, from $98.3 million at December 31, 2000, to $125.3 million at December 31, 2001, and increased $53 million from $45.3 million at December 31, 1999, to $98.3 million at December 31, 2000.

Additional sources of liquidity available to the Company include the capacity to borrow funds through established lines of credit with various correspondent banks, and the Federal Home Loan Bank of Atlanta, although the Company's ability to utilize FHLB borrowings is restricted under the terms of its line of credit agreement with a correspondent bank. See Note 13 to the Consolidated Financial Statements for further information regarding these additional liquidity sources.

CAPITAL

The assessment of capital adequacy depends on a number of factors such as asset quality, liquidity, earnings performance, and changing competitive conditions and economic forces. The adequacy of the Company's capital is reviewed by management on an ongoing basis. Management seeks to maintain a capital structure that will assure an adequate level of capital to support anticipated asset growth and to absorb potential losses.

The capital position of the Company's wholly-owned subsidiary, Virginia Commerce Bank (the "Bank), continues to meet regulatory requirements. The primary indicators relied on by bank regulators in measuring the capital position are the Tier 1 risk-based capital, total risk-based capital, and leverage ratios. Tier 1 capital consists of common and qualifying preferred stockholders' equity less goodwill. Total risk-based capital consists of Tier 1 capital, qualifying subordinated debt, and a portion of the allowance for loan losses. Risk-based capital ratios are calculated with reference to risk-weighted assets. The leverage ratio compares Tier 1 capital to total average assets. The Bank's Tier 1 risk-based capital ratio was 6.32% at December 31, 2001, compared to 6.90% at December 31, 2000. The total risk-based capital ratio was 10.09% at December 31, 2001, compared to 10.07% at December 31, 2000. These ratios are in excess of the mandated minimum requirement of 4.00% and 8.00%, respectively. The Bank's leverage ratio was 5.41% at December 31, 2001 compared to 5.82% at December 31, 2000. The Company's Tier 1 risk-based capital ratio, total risk-based capital ratio, and leverage ratio was 6.35%, 7.41% and 5.44%, respectively, at December 31, 2001.

During 2001, the Company continued to borrow funds under a $12 million line of credit with a correspondent bank in order to provide capital to fund growth and expansion at the Bank. At December 31, 2001, the amount outstanding under the line of credit was $11.0 million, as compared to $7.0 million at December 31, 2000. The Company believes that borrowing under the line of credit results in enhanced results of operations and returns for existing shareholders as compared to those that would result from the sale of additional common stock. The Company was required to repay $500 thousand of the outstanding amount by January 31, 2002, and is restricted beyond that date to a total outstanding amount of $10.5 million until such time as a participating lender has agreed to purchase a one third interest in existing and future advances under the line of credit. If a participating lender has not agreed to purchase an interest by April 30, 2002, then the Company must pay down the amount outstanding to an amount no greater than $8 million on or before June 30, 2002. While the Company is confident that a participating lender or alternative sources of financing will be available, there can be no assurance that the Company will be able to fund growth with borrowed funds, that funds will continue to be available on attractive terms, or that the Company's financing costs will not increase.

The ability of the Company to continue growth is dependent on its ability to obtain additional funds for contribution to the Bank's capital, through additional borrowing, the sale of additional common stock, or otherwise. In the event that the Company is unable to obtain additional capital for the Bank on a timely basis, including obtaining a participating or alternative lender for its existing line of credit used to supplement the Bank's capital, the growth of the Company and the Bank may be curtailed, and the Company and the Bank may be required to reduce their level of assets in order to maintain compliance with regulatory capital requirements. Under those circumstances net income and the rate of growth of net income may be adversely affected.


DIVIDENDS

The Company has not paid cash dividends since 1995, electing to retain earnings for funding the growth of the Company and its business. The Company currently anticipates continuing the policy of retaining earnings to fund growth. The ability of the Company to pay dividends, should it elect to do so, depends largely upon the ability of the Bank to declare and pay dividends to the Company, as the principal source of the Company's revenue is dividends paid by the Bank. Future dividends will depend primarily upon the Bank's earnings, financial condition, and need for funds, as well as governmental policies and regulations applicable to the Company and the Bank, which limit the amount that may be paid as dividends without prior approval.


MARKET PRICE OF STOCK AND DIVIDENDS

The Company's stock is traded on the NASDAQ National Market under the symbol "VCBI". The following table sets forth the range of high and low sales prices (adjusted for stock dividends and splits) known to the Company for each full quarterly period within the two most recent fiscal years.


MARKET PRICE OF STOCK AND DIVIDENDS

                         2001                          2000
Quarter           High           Low            High           Low
-------------------------------------------------------------------
First            $15.15        $10.60          $10.80        $ 9.45
Second            16.00         14.00           11.20         10.20
Third             21.00         15.55           11.20         10.50
Fourth            21.05         16.65           11.20         10.60

The approximate number of the Company's stockholders at December 31, 2001, is
750. Information regarding stock dividends and splits in 2001, 2000, and 1999 is as follows:

1. A 25% stock split in the form of a dividend was declared on February 28, 2001, for stockholders of record on April 16, 2001, and was paid on May 11, 2001.

2. A stock dividend of 10% was declared on April 26, 2000, for stockholders of record on May 12, 2000, and was paid on May 26, 2000.

3. On April 28, 1999, stockholders approved a change to the Articles of Incorporation to subdivide each share of common stock into one and one-tenth shares of common stock.


ANNUAL MEETING OF STOCKHOLDERS

The annual meeting of stockholders of Virginia Commerce Bancorp, Inc. (the "Company") will be held at 4:00 pm on Wednesday, April 24, 2002 at "The Washington Golf and Country Club", 3017 North Glebe Road, Arlington, Virginia.

ANNUAL REPORT ON FORM 10-K

A copy of Form 10-K as filed with the Securities and Exchange Commission is available without charge to stockholders upon written request to: William K. Beauchesne, Treasurer and Chief Financial Officer, Virginia Commerce Bancorp, Inc., 14201 Sullyfield Circle #500, Chantilly, VA 20151

                          INDEPENDENT AUDITOR'S REPORT


To the Stockholders and Directors
Virginia Commerce Bancorp, Inc. and subsidiaries
Arlington, Virginia

                  We have audited the accompanying consolidated balance sheets of Virginia Commerce Bancorp, Inc. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in stockholder's equity and cash flows for the years ended December 31, 2001, 2000 and 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

                  We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

                  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Virginia Commerce Bancorp, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years ended December 31, 2001, 2000 and 1999, in conformity with accounting principles generally accepted in the United States of America.

/s/ Yount, Hyde & Barbour, P.C.

Winchester Virginia
February 21, 2002

CONSOLIDATED BALANCE SHEETS (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)

December 31,                                                2001         2000
--------------------------------------------------------------------------------
ASSETS
Cash and due from banks                                  $  15,155    $  10,952
Securities (fair value: 2001, $53,143; 2000, $45,265)       53,014       45,254
Loans held-for-sale                                         15,842        4,918
Loans, net of allowance for loan losses of $4,356
  in 2001 and $2,803 in 2000                               395,108      300,799
Bank premises and equipment, net                             6,238        5,741
Accrued interest receivable                                  2,211        2,042
Other assets                                                 1,943        1,476
--------------------------------------------------------------------------------
   Total assets                                          $ 489,511    $ 371,182
--------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
DEPOSITS
   Non-interest bearing demand deposits                  $  66,448    $  54,899
   Savings and interest-bearing demand deposits            132,811      103,857
   Time deposits                                           207,663      152,178
--------------------------------------------------------------------------------
   Total deposits                                        $ 406,922    $ 310,934
Securities sold under agreement to repurchase and
  federal funds purchased                                   42,452       29,097
Other borrowed funds                                        11,400        7,400
Accrued interest payable                                     1,301        1,309
Other liabilities                                            1,216        1,276
Commitments and contingent liabilities                          --           --
--------------------------------------------------------------------------------
   Total liabilities                                     $ 463,291    $ 350,016
--------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY
Preferred stock, $5.00 par, 1,000,000 shares
  authorized of which no shares have been issued         $      --    $      --
Common stock, $1.00 par, 5,000,000 shares
  authorized, issued and outstanding 2001,
  2,720,816; 2000, 2,165,687                                 2,721        2,166
Surplus                                                     13,190       13,648
Retained Earnings                                           10,138        5,476
Accumulated other comprehensive income (loss)                  171         (124)
--------------------------------------------------------------------------------
   Total stockholders' equity                            $  26,220    $  21,166
--------------------------------------------------------------------------------
   Total liabilities and stockholders' equity            $ 489,511    $ 371,182
--------------------------------------------------------------------------------


See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF INCOME (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)

Years Ended December 31,                                       2001        2000          1999
----------------------------------------------------------------------------------------------
INTEREST AND DIVIDEND INCOME:
    Interest and fees on loans                               $29,720      $23,215      $15,447
    Interest and dividends on investment securities:
        U.S. Treasury securities and agency obligations        3,336        3,035        2,783
        Other securities                                         190           90           72
    Interest on federal funds sold                               650          400          503
    Interest on deposits with other banks                          1           36           46
----------------------------------------------------------------------------------------------
   Total interest and dividend income                        $33,897      $26,776      $18,851
----------------------------------------------------------------------------------------------
INTEREST EXPENSE:
     Deposits                                                $14,494      $11,425      $ 8,053
     Securities sold under agreement to repurchase and
       federal funds purchased                                   976        1,076          571
     Other borrowed funds                                        521          360           55
----------------------------------------------------------------------------------------------
    Total interest expense                                   $15,991      $12,861      $ 8,679
----------------------------------------------------------------------------------------------
    Net interest income                                      $17,906      $13,915      $10,172
    Provision for loan losses                                  1,572          947          480
----------------------------------------------------------------------------------------------
    Net interest income after provision for loan losses      $16,334      $12,968      $ 9,692
----------------------------------------------------------------------------------------------
NON-INTEREST INCOME:
     Service charges and other fees                          $ 1,271      $   980      $   689
     Fees and net gains on loans held-for-sale                 3,379        1,586        1,265
     Gains on sale of securities                                  13           --           --
     Other                                                        41           33           45
----------------------------------------------------------------------------------------------
     Total non-interest income                               $ 4,704      $ 2,599      $ 1,999
----------------------------------------------------------------------------------------------
NON-INTEREST EXPENSE:
     Salaries and employee benefits                          $ 8,130      $ 5,812      $ 4,544
     Occupancy expense                                         2,337        1,946        1,618
     Data processing                                             902          750          611
     Other operating expense                                   2,613        2,128        1,624
----------------------------------------------------------------------------------------------
     Total non-interest expense                              $13,982      $10,636      $ 8,397
----------------------------------------------------------------------------------------------
     Income before taxes on income                           $ 7,056      $ 4,931      $ 3,294
     Provision for income taxes                                2,391        1,681        1,128
----------------------------------------------------------------------------------------------
NET INCOME                                                   $ 4,665      $ 3,250      $ 2,166
----------------------------------------------------------------------------------------------
   Earnings per common share, basic                          $  1.72      $  1.20      $  0.80
----------------------------------------------------------------------------------------------
   Earnings per common share, diluted                        $  1.57      $  1.13      $  0.75
----------------------------------------------------------------------------------------------

  See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(DOLLARS IN THOUSANDS)

                                                                                    Accumulated
                                                                                    Other                         Total
                                          Preferred   Common              Retained  Comprehensive  Comprehensive  Stockholders'
                                          Stock       Stock     Surplus   Earnings  Income (Loss)  Income         Equity
-------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31,1998                 $    --     $ 1,787   $11,240   $ 2,820      $   (15)                      $15,832
-------------------------------------------------------------------------------------------------------------------------------
Comprehensive Income:
Net Income 1999                                                             2,166                     $ 2,166          2,166
Other comprehensive income, net of
  tax, unrealized holding losses
  arising during the period (net of tax
  of $277)                                                                                (539)          (539)          (539)
-------------------------------------------------------------------------------------------------------------------------------
Total comprehensive income                                                                            $ 1,627
-------------------------------------------------------------------------------------------------------------------------------
Capital restructure                            --         179      (179)       --           --                            --
Cash paid in lieu of fractional shares         --          --        --        (3)          --                            (3)
Stock options exercised                        --           4        29        --           --                            33
-------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1999                $    --     $ 1,970   $11,090   $ 4,983      $  (554)                      $17,489
-------------------------------------------------------------------------------------------------------------------------------
Comprehensive Income:
Net Income 2000                                                             3,250                     $ 3,250          3,250
Other comprehensive income, net of
  tax, unrealized holding gains arising
  during the period (net of tax of $221)                                                   430            430            430
-------------------------------------------------------------------------------------------------------------------------------
Total comprehensive income                                                                            $ 3,680
-------------------------------------------------------------------------------------------------------------------------------
10% stock dividend                             --         196     2,558    (2,754)          --                            --
Cash paid in lieu of fractional shares         --          --        --        (3)          --                            (3)
-------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2000                $    --     $ 2,166   $13,648   $ 5,476      $  (124)                      $21,166
-------------------------------------------------------------------------------------------------------------------------------
Comprehensive Income:
Net Income 2001                                                             4,665                      $4,665          4,665
Other comprehensive income, net of
  tax, unrealized holding gains arising
  during the period (net of tax of $156)                                                                  304
Less reclassification adjustment,
  (net of tax of $4)                                                                                       (9)
Total other comprehensive income                                                           295            295            295
-------------------------------------------------------------------------------------------------------------------------------
Total comprehensive income                                                                            $ 4,960
-------------------------------------------------------------------------------------------------------------------------------
25% stock split in form of a dividend          --         541      (541)       --           --                            --
Cash paid in lieu of fractional shares         --          --        --        (3)          --                            (3)
Stock options exercised                        --          14        83        --           --                            97
-------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2001                $    --     $ 2,721   $13,190   $10,138      $   171                       $26,220
-------------------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (DOLLARS IN THOUSANDS)

                                                                2001            2000            1999
 ------------------------------------------------------------------------------------------------------
 CASH FLOWS FROM OPERATING ACTIVITIES:
 Interest received                                           $  33,719       $  26,066       $  18,763
 Other income received                                           4,691           2,599           1,999
 Net change in loans held-for-sale                             (10,924)         (3,458)           (658)
 Interest paid                                                 (15,999)        (12,228)         (8,631)
 Cash paid to suppliers and employees                          (12,720)         (9,709)         (7,747)
 Income taxes paid                                              (3,454)         (1,519)         (1,262)
 ------------------------------------------------------------------------------------------------------
     Net cash provided by (used in) operating activities     $  (4,687)      $   1,751       $   2,464
 ------------------------------------------------------------------------------------------------------
 CASH FLOWS FROM INVESTING ACTIVITIES:
 Proceeds from maturities and principal payments on
    securities held-to-maturity                              $   9,009       $   4,040       $  12,434
 Proceeds from maturities and principal payments on
     securities available-for-sale                              47,367           5,156           1,268
 Proceeds from sales of securities available-for-sale           14,016              --              --
 Purchases of securities held-to-maturity                       (5,446)           (743)         (4,933)
 Purchases of securities available-for-sale                    (72,238)         (6,756)         (1,171)
 Net increase in loans made to customers                       (95,880)        (98,035)        (55,553)
 Purchase of bank premises and equipment                        (1,375)           (823)         (1,388)
 ------------------------------------------------------------------------------------------------------
     Net cash used in investing activities                   $(104,547)      $ (97,161)      $ (49,343)
 ------------------------------------------------------------------------------------------------------
 CASH FLOWS FROM FINANCING ACTIVITIES:
 Net increase in demand, NOW, money market and savings
     accounts                                                $  40,503       $  28,819       $  35,746
 Net increase in time deposits                                  55,485          39,071          18,556
 Net increase in securities sold under agreement to
     repurchase and federal funds purchased                     13,355          11,260           2,110
 Net increase in other borrowed funds                            4,000           4,500           1,900
 Net proceeds from issuance of capital stock                        97              --              33
 Cash paid in lieu of fractional shares                             (3)             (3)             (3)
 ------------------------------------------------------------------------------------------------------
     Net cash provided by financing activities               $ 113,437       $  83,647       $  58,342
 ------------------------------------------------------------------------------------------------------
     Increase (decrease) in cash and cash equivalents        $   4,203       $ (11,763)      $  11,463
 ------------------------------------------------------------------------------------------------------
 CASH AND CASH EQUIVALENTS:
     Beginning                                                  10,952          22,715          11,252
     Ending                                                  $  15,155       $  10,952       $  22,715
 ------------------------------------------------------------------------------------------------------


See Notes to Consolidated Financial Statements.

RECONCILIATION OF NET INCOME TO NET CASH
PROVIDED  BY (USED IN) OPERATING ACTIVITIES:                                  2001            2000            1999
---------------------------------------------------------------------------------------------------------------------
Net income                                                                 $   4,665       $   3,250       $   2,166
---------------------------------------------------------------------------------------------------------------------
Adjustments to reconcile net income to net cash provided by operating activities:
   Depreciation and amortization                                                 878             801             646
   Provision for loan losses                                                   1,572             947             480
   Deferred tax benefit                                                         (566)           (339)           (192)
   Amortization of security premiums and
     accretion of discounts                                                       (9)             25              67
   Origination of loans held-for-sale                                       (180,737)        (79,831)        (73,738)
   Sale of loans                                                             169,813          76,373          73,080
   Gain on sale of securities available-for-sale                                 (13)             --              --
   Increase in other assets                                                      (54)            (18)            (50)
   (Decrease) increase in other liabilities                                      (59)            646             113
   Increase in accrued interest receivable                                      (169)           (736)           (156)
   (Decrease) increase in accrued interest
     payable                                                                      (8)            633              48
---------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES                        $  (4,687)      $   1,751       $   2,464
---------------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING ACTIVITIES:
   Unrealized gain (loss) on securities                                    $     447       $     651       $    (816)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. NATURE OF BANKING ACTIVITIES AND ACCOUNTING POLICIES

BUSINESS

On December 22, 1999, Virginia Commerce Bancorp, Inc. (the "Company") became the holding company for Virginia Commerce Bank (the "Bank"). The Company acquired the Bank through a share exchange in which the stockholders of the Bank received one share of the Company for each share of the Bank. The exchange was a tax-free transaction for federal income tax purposes. The merger was accounted for on the same basis as a pooling-of-interests.

The Company provides loan and deposit products to commercial and retail customers in the Washington Metropolitan Area, with the primary emphasis on Northern Virginia. The loan portfolio is generally collateralized by assets of the customers and is expected to be repaid from cash flows or proceeds from the sale of selected assets of the borrowers.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, the Bank and Northeast Land and Investment Company. In consolidation, all significant intercompany accounts and transactions have been eliminated.

RISKS AND UNCERTAINTIES

In its normal course of business, the Company encounters two significant types of risk: economic and regulatory. There are three main components of economic risk: interest rate risk, credit risk and market risk. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice more rapidly or on a different basis than its interest-earning assets. Credit risk is the risk of default on the Company's loan portfolio that results from the borrowers' inability or unwillingness to make contractually required payments. Market risk reflects changes in the value of collateral underlying loans receivable and the valuation of real estate held by the Company.

The determination of the allowance for loan losses is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. Management believes that, as of December 31, 2001, the allowance for loan losses is adequate based on information currently available. A worsening or protracted economic decline or substantial increase in interest rates, would increase the likelihood of losses due to credit and market risks and could create the need for substantial increases to the allowance for loan losses. The Company is subject to the regulations of various regulatory agencies, which can change significantly from year to year. In addition, the Company undergoes periodic examinations by regulatory agencies, which may subject it to further changes based on the regulators' judgments about information available to them at the time of their examination.

SECURITIES

Debt securities that management has the positive intent and ability to hold to maturity are classified as held-to-maturity and recorded at amortized cost. Securities not classified as held-to-maturity, including equity securities with readily determinable fair values, are classified as available-for-sale and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income.

Purchased premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

LOANS HELD-FOR-SALE

Loans held-for-sale are carried at the lower of cost or market, determined in the aggregate. Market value considers commitment agreements with investors and prevailing market prices. All loans originated by the mortgage banking operation are pre-sold and held-for-sale to outside investors.

LOANS

The Company grants mortgage, commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by real estate loans. The ability of the Company's debtors to honor their contracts is dependent upon the real estate and general economic conditions of the Company's market area.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for the allowance for loan losses and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.

The accrual of interest on real estate and commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in the process of collection. Installment loans are typically charged-off no later than 180 days past due. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged-off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all principal and interest amounts contractually due are brought current and future payments are reasonably assured.

ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance, homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures.

Bank Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation and amortization. Premises and equipment are depreciated over their estimated useful lives; leasehold improvements are amortized over the lives of the respective leases or the estimated useful life of the leasehold improvement, whichever is less. Depreciation and amortization are recorded on the straight-line and declining-balance methods.

Costs of maintenance and repairs are charged to expense as incurred. The costs of replacing structural parts of major units are considered individually and are expended or capitalized as the facts dictate.

INCOME TAXES

Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

LEASE ACQUISITION COSTS

Lease acquisition costs are being amortized over ten years using the straight-line method.

ADVERTISING COST

The Company follows the policy of charging the production costs of advertising to expense as incurred.

USE OF ESTIMATES

In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, and the valuation of foreclosed real estate and deferred tax assets.

CASH AND CASH EQUIVALENTS

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, and federal funds sold. Generally, federal funds are sold and purchased for one-day periods.

EARNINGS PER SHARE

Basic earnings per share represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding stock options and warrants, and are determined using the treasury method.

COMPREHENSIVE INCOME

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

RECENT ACCOUNTING PRONOUNCEMENTS

In July, 2001, the Financial Accounting Standards Board issued two statements - Statement 141, Business Combinations, and Statement 142, Goodwill and Other Intangible Assets, which will potentially impact the accounting for goodwill and other intangible assets. Statement 141 eliminates the pooling method of accounting for business combinations and requires that intangible assets that meet certain criteria be reported separately from goodwill. The Statement also requires negative goodwill arising from a business combination to be recorded as an extraordinary gain. Statement 142 eliminates the amortization of goodwill and other intangibles that are determined to have an indefinite life. The Statement requires, at a minimum, annual impairment tests for goodwill and other intangible assets that are determined to have an indefinite life.

Upon adoption of these Statements, an organization is required to re-evaluate goodwill and other intangible assets that arose from business combinations entered into before July 1, 2001. If the recorded other intangibles assets do not meet the criteria for recognition, they should be classified as goodwill. Similarly, if there are other intangible assets that meet the criteria for recognition but were not separately recorded from goodwill, they should be reclassified from goodwill. An organization also must reassess the useful lives of intangible assets and adjust the remaining amortization periods accordingly. Any negative goodwill must be written-off.

The standards generally are required to be implemented by the Bank in its 2002 financial statements. The adoption of these standards will not have a material impact on the financial statements.

In June 2001, the Financial Accounting Standards Board issued Statement 143, Accounting for Asset Retirement Obligations. This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and associated retirement costs. It requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred and the associated asset retirement costs be capitalized as part of the carrying amount of the long-lived asset. This Statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Statement is not expected to have a material effect on the Company's financial statements.

In August 2001, the Financial Accounting Standards Board issued Statement 144, Accounting for the Impairment or Disposal of Long-Lived Assets. The Statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. It also establishes a single accounting model for long-lived assets to be disposed of by sale, which includes long-lived assets that are part of a discontinued operation. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2001. The Statement is not expected to have a material effect on the Company's financial statements.

STOCKHOLDERS' EQUITY

A five-for-four stock split in the form of a 25% stock dividend was declared on February 28, 2001. This transaction was recorded by increasing common stock by $541 thousand and decreasing surplus by $541 thousand.

A stock dividend of 10% was declared on April 26, 2000. This transaction was recorded by increasing common stock by $196 thousand, increasing surplus by $2.5 million and decreasing retained earnings by $2.7 million.

On April 28, 1999, the stockholders approved an amendment to the Articles of Incorporation to subdivide each share of the common stock outstanding into one and one-tenth shares. This transaction was recorded by increasing common stock by $179 thousand and decreasing surplus by $179 thousand.

NOTE 2.  SECURITIES

Amortized cost and fair value of the securities available-for-sale and held-to-maturity as of December 31, 2001 and 2000, are as follows (dollars in thousands):

-------------------------------------------------------------------------------------------------------------
                                                                    GROSS          GROSS
                                                     AMORTIZED      UNREALIZED     UNREALIZED
DECEMBER 31, 2001                                    COST           GAINS          (LOSSES)       FAIR VALUE
-------------------------------------------------------------------------------------------------------------
AVAILABLE-FOR-SALE:
U.S. Government Agency obligations                    $ 40,365      $    256       $     (2)      $ 40,619
Obligations of states and political subdivisions           270             5             --            275
Federal Reserve Bank stock                                 392            --             --            392
Federal Home Loan Bank stock                               732            --             --            732
Community Bankers' Bank stock                               55            --             --             55
-------------------------------------------------------------------------------------------------------------
                                                      $ 41,814      $    261       $     (2)      $ 42,073

HELD-TO-MATURITY:
U.S. Government Agency obligations                    $  6,017      $    127           $ --       $  6,144
Obligations of state and political subdivisions          3,945            16            (43)         3,918
Domestic corporate debt obligations                        979            32             (3)         1,008
-------------------------------------------------------------------------------------------------------------
                                                      $ 10,941      $    175       $    (46)      $ 11,070
-------------------------------------------------------------------------------------------------------------

DECEMBER 31, 2000
-------------------------------------------------------------------------------------------------------------
AVAILABLE-FOR-SALE:
U.S. Government Agency obligations                    $ 29,594      $     28       $   (216)      $ 29,406
Obligations of states and political subdivisions           270            --             --            270
Federal Reserve Bank stock                                 392            --             --            392
Federal Home Loan Bank stock                               667            --             --            667
Community Bankers' Bank stock                               55            --             --             55
-------------------------------------------------------------------------------------------------------------
                                                      $ 30,978      $     28       $   (216)      $ 30,790

HELD-TO-MATURITY:
U.S. Government Agency obligations                    $ 13,992      $     59       $    (62)      $ 13,989
Domestic corporate debt obligations                        472            14             --            486
-------------------------------------------------------------------------------------------------------------
                                                      $ 14,464      $     73       $    (62)      $ 14,475
-------------------------------------------------------------------------------------------------------------


Amortized cost and fair value of the securities as of December 31, 2001, by contractual maturity, are shown below (dollars in thousands):


-----------------------------------------------------------------------------
DECEMBER 31, 2001                              AMORTIZED COST      FAIR VALUE
-----------------------------------------------------------------------------
AVAILABLE-FOR-SALE:
Due after one year through five years             $16,014            $16,056
Due after five years through ten years              6,669              6,767
Due after ten years                                17,952             18,071
Federal Reserve Bank stock                            392                392
Federal Home Loan Bank stock                          732                732
Community Bankers' Bank stock                          55                 55
-----------------------------------------------------------------------------
                                                  $41,814            $42,073
HELD-TO-MATURITY:
Due after one year through five years             $   477            $   510
Due after five years through ten years                971                959
Due after ten years                                 9,493              9,601
-----------------------------------------------------------------------------
                                                  $10,941            $11,070
-----------------------------------------------------------------------------

The amortized cost of securities pledged as collateral for repurchase agreements, certain public deposits, and other purposes were $40.6 million and $33.6 million at December 31, 2001 and 2000, respectively.

NOTE 3. LOANS

Major classifications of loans are summarized as follows (dollars in thousands):

-----------------------------------------------------------------
                                             2001          2000
-----------------------------------------------------------------
Commercial                                 $ 39,153      $ 37,406
Real estate - 1-4 family residential         60,493        36,532
Real estate - multifamily residential        19,323        18,565
Real estate - nonfarm, nonresidential       179,483       138,527
Real estate - construction                   94,452        65,460
Consumer                                      8,004         7,995
-----------------------------------------------------------------
Total Loans                                $400,908      $304,485
-----------------------------------------------------------------
Less unearned income                          1,444           883
Less allowance for loan losses                4,356         2,803
-----------------------------------------------------------------
Loans, net                                 $395,108      $300,799
-----------------------------------------------------------------


NOTE 4.  ALLOWANCE FOR LOAN LOSSES

An analysis of the allowance for loan losses is shown below for the years ended December 31, (dollars in thousands):

---------------------------------------------------------------------------
                                         2001          2000          1999
---------------------------------------------------------------------------
Allowance, at beginning of period      $ 2,803       $ 1,889       $ 1,438
Provision charged against income         1,572           947           480
Recoveries added to reserve                  4             3            11
Losses charged to reserve                  (23)          (36)          (40)
---------------------------------------------------------------------------
Allowance, at end of period            $ 4,356       $ 2,803       $ 1,889
---------------------------------------------------------------------------

Information about impaired loans as of and for the years ended December 31, 2001, 2000 and 1999, is as follows (dollars in thousands):

-------------------------------------------------------------------------------------------------------------
                                                                                     2001      2000      1999
-------------------------------------------------------------------------------------------------------------
Impaired loans for which an allowance has been provided                              $119      $107      $143
Impaired loans for which no allowance has been provided                                --        --        --
-------------------------------------------------------------------------------------------------------------
    Total impaired loans                                                             $119      $107      $143
-------------------------------------------------------------------------------------------------------------
Allowance provided for impaired loans, included in the allowance for loan losses       16        17        13
Average balance in impaired loans                                                    $113      $125      $178
-------------------------------------------------------------------------------------------------------------
Interest income recognized                                                             --        --        --
-------------------------------------------------------------------------------------------------------------


Non-accrual loans excluded from impaired loan disclosure under FASB 114 amounted to $106 thousand, $117 thousand and $107 thousand at December 31, 2001, 2000 and 1999, respectively. If interest on these loans had been accrued as interest income, such income would have approximated $17 thousand, $13 thousand and $10 thousand for the years ended December 31, 2001, 2000 and 1999, respectively.

NOTE 5. BANK PREMISES AND EQUIPMENT, NET

Premises and equipment are stated at cost less accumulated depreciation at December 31, 2001 and 2000, as follows (dollars in thousands):

------------------------------------------------------------------------
                                                      2001         2000
------------------------------------------------------------------------
Land                                                $ 1,839      $ 1,839
Buildings                                             2,361        2,117
Furniture, fixtures and equipment                     4,713        3,832
Leasehold improvements                                1,257        1,007
------------------------------------------------------------------------
Total Cost                                          $10,170      $ 8,795
Less accumulated depreciation and amortization        3,932        3,054
------------------------------------------------------------------------
Net premises and equipment                          $ 6,238      $ 5,741
------------------------------------------------------------------------

Depreciation and amortization expense on premises and equipment amounted to $878 thousand, $801 thousand and $646 thousand in 2001, 2000 and 1999, respectively.


NOTE 6. TIME DEPOSITS

The aggregate amount of time deposits with a minimum denomination of $100,000 each, was approximately $85,208 and $56,358 at December 31, 2001 and 2000, respectively. Scheduled maturities of all time deposits at December 31, 2001, are as follows (dollars in thousands):

------------------------------------------------
2002                                    $110,288
2003                                      88,278
2004                                       2,341
2005                                       5,004
2006 and thereafter                        1,752
------------------------------------------------
                                        $207,663
------------------------------------------------


NOTE 7. INCOME TAXES

Net deferred tax assets consist of the following components at December 31, 2001 and 2000 (dollars in thousands):

-----------------------------------------------------
                                     2001       2000
-----------------------------------------------------
DEFERRED TAX ASSETS:
Allowance for loan losses          $1,458      $  923
Non-accrual loans                      32          27
Organization costs                      6           8
Deferred loan fees                     83          83
Bank premises and equipment            94          66
Securities available-for-sale          --          64
-----------------------------------------------------
                                   $1,673      $1,171
-----------------------------------------------------
DEFERRED TAX LIABILITIES:
Securities available-for-sale          88          --
Federal Home Loan Bank stock            2           2
                                   $   90      $    2
-----------------------------------------------------
NET DEFERRED TAX ASSETS            $1,583      $1,169
-----------------------------------------------------

The provision for income tax and its components for the years ending December 31, 2001, 2000, and 1999 are as follows (dollars in thousands):


---------------------------------------------------------------
DECEMBER 31,                 2001          2000          1999
---------------------------------------------------------------
Current tax expense        $ 2,957       $ 2,020       $ 1,320
Deferred tax  benefit         (566)         (339)         (192)
---------------------------------------------------------------
                           $ 2,391       $ 1,681       $ 1,128
---------------------------------------------------------------

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income from continuing operations for the years ended December 31, 2001, 2000, and 1999, due to the following (dollars in thousands):

-------------------------------------------------------------------------------------------
DECEMBER 31,                                               2001          2000         1999
-------------------------------------------------------------------------------------------
Computed "expected" tax expense                          $ 2,399       $ 1,676      $ 1,120
Increase (decrease) in income taxes resulting from:
  Nondeductible expense                                        6             5            8
  Nontaxable income                                          (14)           --           --
-------------------------------------------------------------------------------------------
                                                         $ 2,391       $ 1,681      $ 1,128
-------------------------------------------------------------------------------------------


NOTE 8. EARNINGS PER SHARE

The following shows the weighted average number of shares used in computing earnings per share and the effect on the weighted average number of shares of diluted potential common stock. The weighted average number of shares, for all years reported, have been adjusted to give effect to stock dividends and splits. Potential dilutive common stock had no effect on income available to common stockholders.

----------------------------------------------------------------------------------------------------------------
                                           2001                        2000                       1999
----------------------------------------------------------------------------------------------------------------
                                                Per Share                  Per Share                   Per Share
                                   Shares        Amount        Shares        Amount        Shares        Amount
----------------------------------------------------------------------------------------------------------------
Basic earnings per share          2,711,550      $ 1.72       2,706,917      $ 1.20       2,705,299      $ 0.80
Effect of dilutive securities:
  Stock options                     147,935                      80,096                      78,713
  Warrants                          113,728                      91,830                      95,037
----------------------------------------------------------------------------------------------------------------
Diluted earnings per share        2,973,213      $ 1.57       2,878,843     $  1.13       2,879,049      $ 0.75
----------------------------------------------------------------------------------------------------------------


NOTE 9. COMMITMENTS AND CONTINGENCIES

The Company leases office space for nine of its branch locations, its operations, mortgage lending, and construction lending departments. In addition, the Company has entered into a non-cancellable lease for another branch tentatively scheduled to open in April 2002. These non-cancellable agreements, which expire through April 2017, in some instances require payment of certain operating charges. Generally, all leases contain renewal options of one to two additional five-year terms.

The Company also leases seven pieces of equipment under noncancellable agreements that expire through February 2004. All seven leases contain purchase options that are available at the end of the lease term.

The total minimum lease commitment, adjusted for the effect of annual fixed increases or the Consumer Price Index, at December 31, 2001, is $6.3 million, due as follows (dollars in thousands):

------------------------------------------------------------------
Due in the year ending December 31,      2002              $   953
                                         2003                  851
                                         2004                  802
                                         2005                  800
                                         2006                  484
                                         Thereafter          2,405
------------------------------------------------------------------

The total lease expense was $948 thousand, $651 thousand and $547 thousand in 2001, 2000, and 1999, respectively.

In the normal course of business, the Company makes various commitments and incurs certain contingent liabilities that are not presented in the accompanying financial statements. The Company does not anticipate any material losses as a result of the commitments and contingent liabilities.


NOTE 10: LOANS TO OFFICERS AND DIRECTORS

Officers, directors and/or their related business interests are loan customers in the ordinary course of business. In management's opinion, these loans are made on substantially the same terms as those prevailing at the time for comparable loans with other persons and do not involve more than normal risk of collectibility or present other unfavorable features. The aggregate amount outstanding on such loans at December 31, 2001and 2000, was $3.4 million and $1.8 million, respectively. During 2001, new loans and advances amounted to $2.5 million and repayments of $948 thousand were made.


NOTE 11. STOCK-BASED COMPENSATION PLAN

The Company has a stock-based compensation plan that is described below. Grants under this plan are accounted for following APB Opinion No. 25 and related interpretations. Accordingly, no compensation cost has been recognized for grants under the stock option plan. Had compensation cost for the stock-based compensation plan been determined based on the grant date fair values of awards (the method described in FASB Statement No. 123), reported net income and earnings per common share would have been reduced to the pro forma amounts shown below:

-------------------------------------------------------------------------------
(Dollars in thousands except per share amounts)      2001      2000      1999
------------------------------------------------------------ ------------------
NET INCOME:
As reported                                         $ 4,665   $ 3,250   $ 2,166
Pro forma                                           $ 4,263   $ 2,951   $ 2,081

BASIC EARNINGS PER SHARE:
As reported                                         $  1.72   $  1.20   $  0.80
Pro forma                                           $  1.57   $  1.09   $  0.77

DILUTED EARNING PER SHARE:
As reported                                         $  1.57   $  1.13   $  0.75
Pro forma                                           $  1.43   $  1.03   $  0.72
-------------------------------------------------------------------------------

The current plan, adopted May 29, 1998, and amended in May 2001, is a qualified Incentive Stock Option Plan which provides for the granting of options to purchase up to 276,250 shares of common stock at a price to be determined by the Board at the date of grant, but in any event, no less than 100% of the fair market value. Options outstanding at the beginning of 1998, were granted under the Company's plan adopted in 1988 which was replaced by the current plan. As of December 31, 2001, 180,518 options had been granted under the current plan. Options are awarded to employees and the Board of Directors of the Company at the discretion of the Board of Directors. All options expire ten years from the grant date. All options which have been granted under the current plan vest over three years.

The fair value of each grant is estimated at the grant date using the Black-Scholes option-pricing model with the following weighted average assumptions for grants in 2001, 2000, and 1999, respectively: price volatility of 27.74%, 27.80% and 29.76%, risk-free interest rates of 5.04%, 6.95% and
6.50%, dividend rate of .02% and expected lives of 10 years.

A summary of the status of the plan at December 31, 2001, 2000 and 1999, and changes during the years ended on those dates is as follows:

----------------------------------------------------------------------------------------------------------------------
                                                     2001                    2000                       1999
                                                         Weighted                 Weighted                    Weighted
                                           Number        Average     Number       Average       Number        Average
                                           of            Exercise    of           Exercise      of            Exercise
                                           Shares          Price     Shares         Price       Shares          Price
----------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year           268,584        $ 7.78     174,528       $ 6.38       145,055         $ 5.64
Granted                                     56,600        $10.90      94,056       $10.39        34,342         $ 9.91
Exercised                                   13,899        $ 7.03          --           --         3,659         $ 9.02
Forfeited                                    7,051        $10.59          --           --         1,210         $ 9.84
Outstanding at end of year                 304,234        $ 8.37     268,584       $ 7.78       174,528         $ 6.38
Exercisable at end of year                 180,923                   152,441                    143,468
Pro forma weighted-average fair
 value per option of options
 granted during the year                     $5.52                     $6.83                      $7.38
----------------------------------------------------------------------------------------------------------------------


A further summary about the options outstanding and exercisable at December 31, 2001 is as follows:

                                      Options Outstanding                 Options Exercisable
                            --------------------------------------    --------------------------
                              Number                      Weighted       Number         Weighted
                            Outstanding     Remaining     Average     Exercisable at    Average
                            at December    Contractual    Exercise     December 31,     Exercise
Range of Exercise Prices     31, 2001          Life         Price         2001            Price
------------------------------------------------------------------------------------------------
$3.62 to $4.87                 98,187        4.2 years      $ 4.31        98,187          $ 4.31
$9.02 to $10.25                65,328        6.6 years        9.48        52,998            9.39
$10.41 to $11.09              139,119        8.4 years       10.60        29,738           10.44
$17.25 to $20.00                1,600        9.8 years       18.19            --              --
------------------------------------------------------------------------------------------------
$3.62 to $20.00               304,234        6.6 years      $ 8.37       180,923          $ 6.81

All options granted, available under the current Plan, and exercisable have been adjusted for all three years giving retroactive effect to the 10% stock restructuring in 1999, the 10% stock dividend in 2000 and the 25% stock split in the form of a dividend in 2001.


NOTE 12. DIRECTOR COMPENSATION PLAN

In April 1996, the Company granted 148,230 warrants at an exercise price of $4.45 to six outside Directors. In January 1998, the Company granted 16,637 warrants at an exercise price of $9.02 to an additional outside Director. All warrants have been restated for both years giving retroactive effect to the 10% stock restructuring in 1998 and 1999, the 10% stock dividend in 2000 and the 25% stock split in the form of a dividend in 2001. In addition, the seven outside Directors were each awarded 6,875 options in January 2000, as adjusted for the 10% stock dividend in 2000 and the 25% stock split in the form of a dividend in 2001, under the Company's Incentive Option Plan.

NOTE 13. OTHER BORROWED MONEY AND LINES OF CREDIT

The Bank maintains a $73 million line of credit with the Federal Home Loan Bank of Atlanta. The interest rate and term of each advance from the line is dependent upon the advance and commitment type. Advances on the line are secured by all of the Bank's qualifying first lien loans on one-to-four unit single-family dwellings. As of December 31, 2001, the book value of these loans totaled approximately $8.7 million. The amount of available credit is limited to seventy-five percent of the qualifying loans. Advances on the line of credit, in excess of total qualifying loans, require pledging of additional assets. Under terms of a line of credit agreement from a nonaffiliated bank (described below) the Bank is limited to $10 million in total outstanding advances from the Federal Home Loan Bank at any time.

The Company maintains a $12,000,000 line of credit from a nonaffiliated bank generally for the purpose of providing additional capital to the Bank. Under terms of the agreement, outstanding advances are currently limited to $11 million through January 31, 2002 and $10.5 million from February 1, 2002 through June 30, 2002. The agreement requires a participating lender to purchase a one third interest in existing and future advances under the line. Once a participating lender is obtained the limitations on outstanding advance amounts would be lifted, if a participating lender has not been obtained by April 30, 2002, advances will be limited to $8 million as of June 30, 2002 and the Company would be required to repay by that date any advances in excess of $8 million. Advances under the line of credit are secured by all of the shares of common stock of the Bank.

As of December 31, 2001, the Company had the following advances outstanding:

--------------------------------------------------------------------------------------
    Creditor Advance Date        Interest Rate      Maturity     Outstanding Principal
--------------------------------------------------------------------------------------
FHLB                11-16-93          5.93%          11-16-03          $   400
--------------------------------------------------------------------------------------
Non Affiliated Bank 12-26-01          4.85%          12-31-04          $ 8,000
Non Affiliated Bank 12-26-01          4.85%          06-30-02            2,500
Non Affiliated Bank 12-31-01          4.85%          01-31-02              500
--------------------------------------------------------------------------------------
                                                                       $11,000
--------------------------------------------------------------------------------------
                                                                       $11,400
--------------------------------------------------------------------------------------


The Bank has additional short term unused lines of credit totaling $9.2 million with nonaffiliated banks at December 31, 2001.

NOTE 14. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit and financial guarantees. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The contract or notional amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit and financial guarantees written is represented by the contractual or notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

A summary of the contract or notional amount of the Company's exposure to off-balance-sheet risk as of December 31, 2001 and 2000, is as follows:

-------------------------------------------------------------------------------------------
(Dollars in thousands)                                                   2001        2000
-------------------------------------------------------------------------------------------
Financial instruments whose contract amounts represent credit risk:
Commitments to extend credit                                           $ 14,165    $  9,005
Standby letters of credit and financial guarantees written             $  8,328    $  3,256
Unfunded lines of credit                                               $ 84,764    $ 60,635
 ------------------------------------------------------------------------------------------

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the customer. Collateral held varies but may include cash, marketable securities, accounts receivable, inventory, property and equipment, residential real estate, and income-producing commercial properties.

Standby letters of credit and financial guarantees written are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company holds certificates of deposit, marketable securities, and business assets as collateral supporting those commitments for which collateral is deemed necessary.


NOTE 15. FUND RESTRICTIONS AND RESERVE BALANCE

The transfer of funds from the Bank to the Company in the form of loans, advances, and cash dividends are restricted by Federal and State regulatory authorities. As of December 31, 2001, the aggregate amount of unrestricted funds that could be transferred totaled approximately $6.7 million, or 25.75%, of the consolidated net assets of the Company.

As members of the Federal Reserve System, the Company is required to maintain certain average reserve balances. For the final weekly reporting period in the years ended December 31, 2001 and 2000, the aggregate amounts of daily average required balances were approximately $798 thousand and $489 thousand, respectively.


NOTE 16.  EMPLOYEE BENEFITS

The Company has a 401(k) defined contribution plan covering substantially all full-time employees and provides that an employee becomes eligible to participate at the date he or she has reached the age of 21 and has completed three months of service, whichever occurs last. Under the plan, a participant may contribute up to 15% of his or her covered compensation for the year, subject to certain limitations. The Company may also make, but is not required to make, a discretionary contribution for each participant out of its current or accumulated net profits. The amount of contribution, if any, is determined on an annual basis by the Board of Directors. Contributions made by the Company totaled $141 thousand, $107 thousand and $74 thousand for the years ended December 31, 2001, 2000 and 1999, respectively.


NOTE 17. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS AND INTEREST RATE RISK

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

CASH AND SHORT-TERM INVESTMENTS

For those short-term instruments, the carrying amount is a reasonable estimate of fair value.

SECURITIES

For securities held for investment purposes, fair values are based on quoted market prices or dealer quotes.

LOANS HELD-FOR-SALE

Fair value is based on selling price arranged by arms-length contracts with third parties.

LOAN RECEIVABLES

For certain homogeneous categories of loans, such as some residential mortgages, and other consumer loans, fair value is estimated using the quoted market prices for securities backed by similar loans, adjusted for differences in loan characteristics. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

DEPOSITS AND BORROWINGS

The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the reporting date. For all other deposits and borrowings, the fair value is determined using the discounted cash flow method. The discount rate was equal to the rate currently offered on similar products.

ACCRUED INTEREST

The carrying amounts of accrued interest approximate fair value.

OFF-BALANCE SHEET FINANCIAL INSTRUMENTS

The fair value of commitments to extend credit is estimated using the fees currently charged to enter similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates.

The fair value of stand-by letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date.

At December 31, 2001 and 2000, the carrying amounts of loan commitments and stand-by letters of credit approximate fair values.

The carrying amounts and estimated fair values of the Company's financial instruments are as follows:

--------------------------------------------------------------------------------------------------
                                                       2001                        2000
                                              Carrying      Estimated     Carrying      Estimated
(Dollars in thousands)                         Amount       Fair Value     Amount       Fair Value
--------------------------------------------------------------------------------------------------
FINANCIAL ASSETS:
Cash and short-term investments               $ 15,155      $ 15,155      $ 10,952      $ 10,952
Securities                                      53,014        53,143        45,254        45,265
Loans held-for-sale                             15,842        15,842         4,918         4,918
Loans                                          395,108       410,923       300,799       307,798
Accrued interest receivable                      2,211         2,211         2,042         2,042
--------------------------------------------------------------------------------------------------
   Total Financial assets                     $481,330      $497,274      $363,965      $370,975
--------------------------------------------------------------------------------------------------
FINANCIAL LIABILITIES:
Deposits                                      $406,922      $412,783      $310,934      $312,608
Securities sold under agreement to              42,452        42,445        29,097        29,097
  repurchase and federal funds purchased
Other borrowed funds                            11,400        11,441         7,400         8,075
Accrued interest payable                         1,301         1,301         1,309         1,309
--------------------------------------------------------------------------------------------------
   Total Financial liabilities                $462,075      $467,970      $348,740      $351,089
--------------------------------------------------------------------------------------------------


In the normal course of business, the Company is subject to market risk which includes interest rate risk (the risk that general interest rate levels will change) As a result, the fair values of the Company's financial instruments will change when interest rate levels change and that change may be either favorable or unfavorable to the Company. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize this risk.


NOTE 18.  CAPITAL REQUIREMENTS

The Company and the Bank are subject to various regulatory capital requirements administered by the Federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's and Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total capital and Tier 1 capital to risk-weighted assets (as defined), and of Tier 1 capital to average assets. Management believes, as of December 31, 2001 and 2000, that the Bank met all capital adequacy requirements to which it is subject.

As of December 31, 2001, the Bank is categorized as "well-capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well-capitalized", the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since December 31, 2001 that management believes changed the Bank's category. The Company's and the Bank's actual capital amounts and ratios are also presented in the table.

-----------------------------------------------------------------------------------------------------------
     (Dollars in thousands)                                                           MINIMUM TO BE
                                                           MINIMUM CAPITAL    WELL-CAPITALIZED UNDER PROMPT
                                  ACTUAL CAPITAL             REQUIREMENT*     CORRECTIVE ACTION PROVISIONS
-----------------------------------------------------------------------------------------------------------
AS OF DECEMBER 31, 2001:        Amount       Ratio       >Amount      >Ratio      >Amount      >Ratio
                                                         -            -           -            -
-----------------------------------------------------------------------------------------------------------
Total Capital
(to Risk-Weighted Assets)
      Company                  $30,381       7.41%       $32,801       8.00%      $   N/A        N/A%
      Bank                      41,357      10.09%        32,800       8.00%       41,000      10.00%
Tier 1 Capital
(to Risk-Weighted Assets)
      Company                  $26,026       6.35%       $16,401       4.00%      $   N/A        N/A%
      Bank                      25,902       6.32%        16,400       4.00%       24,600       6.00%
Tier 1 Capital
(to Average Assets)
      Company                  $26,026       5.44%       $19,152       4.00%      $   N/A        N/A%
      Bank                      25,902       5.41%        19,151       4.00%       23,939       5.00%
-----------------------------------------------------------------------------------------------------------
AS OF DECEMBER 31, 2000:
-----------------------------------------------------------------------------------------------------------
Total Capital
(to Risk-Weighted Assets)
      Company                  $24,059       7.79%       $24,701       8.00%      $   N/A        N/A%
      Bank                      31,099      10.07%        24,705       8.00%       30,881      10.00%
Tier 1 Capital
(to Risk-Weighted Assets)
      Company                  $21,256       6.88%       $12,350       4.00%      $   N/A        N/A%
      Bank                      21,296       6.90%        12,352       4.00%       18,528       6.00%
Tier 1 Capital
(to Average Assets)
      Company                  $21,256       5.81%       $14,634       4.00%      $   N/A        N/A%
      Bank                      21,296       5.82%        14,636       4.00%       18,296       5.00%
-----------------------------------------------------------------------------------------------------------


* The minimum capital requirement for the Company is a guideline.
(1)

NOTE 19. CONDENSED FINANCIAL STATEMENTS OF PARENT COMPANY

--------------------------------------------------------------------------------------
BALANCE SHEETS (in thousands)                    DECEMBER 31, 2001   DECEMBER 31, 2000
Assets:
  Cash and due from banks                            $     1            $     3
  Investment in Virginia Commerce Bank                26,096             21,205
  Subordinated Debt in Virginia Commerce Bank         11,100              7,000
  Other Assets                                            31                143
--------------------------------------------------------------------------------------
    Total Assets                                     $37,228            $28,351
--------------------------------------------------------------------------------------

Liabilities and Stockholders' Equity:
  Long Term Debt                                     $11,000            $ 7,000
  Other Liabilities                                        8                185
--------------------------------------------------------------------------------------
    Total Liabilities                                $11,008            $ 7,185
--------------------------------------------------------------------------------------
    Stockholders' Equity                              26,220             21,166
--------------------------------------------------------------------------------------
    Total Liabilities and Stockholders' Equity       $37,228            $28,351
--------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------
                                                            YEARS ENDED DECEMBER 31,
STATEMENTS OF INCOME (in thousands)                     2001          2000          1999
Income:
  Interest on subordinated debt                       $   479       $   333       $     1
  Dividend from subsidiary                                 98            --            --
------------------------------------------------------------------------------------------
    Total Income                                          577           333             1
------------------------------------------------------------------------------------------
Expenses:
   Interest on long term debt                             491           336             1
   Organizational expense                                  --            --            29
   Other operating expense                                 32            20             3
------------------------------------------------------------------------------------------
    Total Expenses                                        523           356            33
------------------------------------------------------------------------------------------
Gain (loss) before income taxes (benefit) and
  equity in undistributed earnings of Virginia
  Commerce Bank                                       $    54       $   (23)      $   (32)
Income Tax (Benefit)                                      (15)           (8)          (11)
------------------------------------------------------------------------------------------
                                                           69           (15)          (21)
Equity in undistributed net income of
  Virginia Commerce Bank                                4,596         3,265         2,187
------------------------------------------------------------------------------------------
     Net Income                                       $ 4,665       $ 3,250       $ 2,166
------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------
                                                           YEARS ENDED DECEMBER 31,
STATEMENTS OF CASH FLOWS (in thousands)                2001          2000          1999
Cash Flows from Operating Activities
    Net Income                                       $ 4,665       $ 3,250       $ 2,166
Adjustments to reconcile net income to net cash
     provided by operating activities:
Equity in undistributed net income of Virginia
     Commerce Bank                                    (4,596)       (3,265)       (2,187)
Decrease (increase) in other assets                      112          (131)          (12)
(Decrease) increase in other liabilities                (177)          152            33
-----------------------------------------------------------------------------------------
Net cash provided by operating activities            $     4       $     6       $     0
-----------------------------------------------------------------------------------------
Cash Flows from Investing Activities
     Purchase of debt securities                      (4,100)       (4,500)       (2,500)
-----------------------------------------------------------------------------------------
Net cash (used in) investing activities              $(4,100)      $(4,500)      $(2,500)
-----------------------------------------------------------------------------------------
Cash Flows from Financing Activities
     Net increase in long term debt                    4,000         4,500         2,500
     Common stock issued                                  97            --            --
     Cash paid in lieu of fractional shares               (3)           (3)           --
-----------------------------------------------------------------------------------------
Net cash provided by financing activities            $ 4,094       $ 4,497       $ 2,500
-----------------------------------------------------------------------------------------
Change in cash and cash equivalents                  $    (2)      $     3       $     0
Beginning                                                  3             0             0
Ending                                               $     1       $     3       $     0
-----------------------------------------------------------------------------------------

NOTE 20. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Selected financial information for the quarterly periods of 2001 and 2000 is presented below (dollars in thousands except per share data):

                                                  2001 QUARTERS
                                    ------------------------------------------
                                    FIRST       SECOND      THIRD       FOURTH
                                    ------------------------------------------
Interest income                     $8,048      $8,436      $8,827      $8,586
Interest expense                     4,048       4,154       4,159       3,630
------------------------------------------------------------------------------
     Net interest income            $4,000      $4,282      $4,668      $4,956
Provision for loan losses              270         180         225         897
     Net interest income after
     provision for loan losses      $3,730      $4,102      $4,443      $4,059
Non-interest income                    880       1,135       1,237       1,452
Non-interest expense                 3,188       3,455       3,530       3,809
------------------------------------------------------------------------------
     Income before taxes            $1,422      $1,782      $2,150      $1,702
Income tax expense                     484         605         729         573
------------------------------------------------------------------------------
     Net income                     $  938      $1,177      $1,421      $1,129
------------------------------------------------------------------------------
Net income per common share:
     Basic                          $ 0.35      $ 0.43      $ 0.52      $ 0.42
     Diluted                        $ 0.33      $ 0.40      $ 0.47      $ 0.37


                                                  2000 QUARTERS
                                    ------------------------------------------
                                    FIRST       SECOND      THIRD       FOURTH
                                    ------------------------------------------
Interest income                     $5,637      $6,228      $7,083      $7,828
Interest expense                     2,578       2,891       3,500       3,892
------------------------------------------------------------------------------
     Net interest income            $3,059      $3,337      $3,583      $3,936
Provision for loan losses              165         165         290         327
     Net interest income after
     provision for loan losses      $2,894      $3,172      $3,293      $3,609
Non-interest income                    487         661         709         742
Non-interest expense                 2,435       2,563       2,529       3,109
------------------------------------------------------------------------------
     Income before taxes            $  946      $1,270      $1,473      $1,242
Income tax expense                     323         432         502         424
------------------------------------------------------------------------------
     Net income                     $  623      $  838      $  971      $  818
------------------------------------------------------------------------------
Net income per common share:
     Basic                          $ 0.23      $ 0.31      $ 0.36      $ 0.30
     Diluted                        $ 0.22      $ 0.29      $ 0.34      $ 0.28

                        Board of Directors
[photo omitted]         First Row (left to right)
                        Peter A. Converse, President and Chief Executive Officer;
                        W. Douglas Fisher; Chairman, David M. Guernsey, Vice Chairman

                        Second Row (left to right)
                        Arthur L. Walters, Vice Chairman; Leonard Adler; Norris E, Mitchell;
                        Frank L. Cowles, Jr.; Robert H. L'Hommedieu

                        Executive Officers
[photo omitted]         Left to right:

                        William K. Beauchesne, Executive Vice President and Chief
                        Financial Officer, Kerry J. Donley, Executive Vice President,
                        Retail Banking, Peter A. Converse, President and Chief Executive
                        Officer Richard B. Anderson, Jr., Executive Vice President and Chief
                        Lending Officer

Timothy M. Aldinger                           Lisa K. Bluntzer              Susan T. Johnson           Deborah A. Jones
Senior Vice President                         Vice President                Vice President             Assistant Vice President
Commercial Lending                            Loan Servicing                Facilities Manager         Residential Mortgage Lending

Ricardo Balcells                              J. Larry Caison               Edward W. Lull, Jr.        Tamara M. Mitchell
Vice President                                General Auditor               Vice President             Assistant Vice President
Regional Manager                                                            Commercial Lending         King Street Branch
                                              Matthew F. Cammarota
George L. Greco                               Vice President                Pamela D. McConnell        Stacey L. Sim
Senior Vice President Senior Credit Officer   Consumer Lending              Vice President             Assistant Vice President
                                                                            Community Banking          McLean Branch
Gregory A. Motheral                           Jose A. Castillo
Senior Vice President Commercial Lending      Vice President                Robert L. McCoy            Karen B. Daniels
                                              Electronic Banking Services   Vice President             Branch Officer
James R. Nalls                                                              Regional Manager           Williamsburg Blvd. Branch
Senior Vice President Construction Lending    Leslie E. Cerino
                                              Vice President                Suzie G. Spannuth          Barry L. Huitema
Kenneth L. O'Shea                             Regional Manager              Vice President             Branch Officer
Senior Vice President                                                       Deposit Operations         Chantilly Branch
Residential Mortgage Lending                  Wendy M. Clark
                                              Vice President                Karen M. Clinton           Shin Y. Koo
Patricia M. Ostrander                         Consumer Lending              Assistant Vice President   Branch Officer
Senior Vice President                                                       Consumer Lending           Annandale Branch
Director of Human Resources                   Robin P. Coracci
                                              Vice President                Glenn S. Cummings          Allison M. Leimbach
Richard M. Owen                               Branch Coordinator            Assistant Vice President   Consumer Lending Officer
Senior Vice President                                                       Security Officer
Commercial Lending                            Nancy K. Dishner                                         Kelly J. Perrault
                                              Vice President                Jacqueline A. Freeman      Branch Officer
Michele K. Parker                             Credit Administration         Assistant Vice President   Cameron Station Branch
Senior Vice President                                                       Training Officer
Cash Management Services                      James C. Elliot                                          Linda L. Trout
                                              Vice President                James D. Holter            Loan Servicing Officer
Thomas E. Williams                            Commercial Lending            Assistant Vice President
Senior Vice President                                                       Information Services
Real Estate Lending                           Lynn B. Gonzalez
                                              Vice President                Nancy Hong
Jo Ann Bell                                   Electronic Banking Services   Assistant Vice President
Vice President                                                              Clarendon Branch
Regional Manager                              Marcia J. Hopkins
                                              Vice President                Sharon L. Jackson
                                              Accounting                    Assistant Vice President
                                                                            Fairfax Branch


VCBI               www.vcbonline.com              [FDIC Insurance Logo Omitted]
----
NASDAQ
LISTED

                                   Appendix 2




                         Virginia Commerce Bancorp, Inc.




                          Quarterly Report on Form 10-Q
                           for the three months ended
                                 March 31, 2002

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 10-Q

[x] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended MARCH 31, 2002
                               --------------


[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from               to
                               -------------    ----------------


                         Commission file number 0-28635
                                                -------

                         VIRGINIA COMMERCE BANCORP, INC.
                         -------------------------------
             (Exact Name of Registrant as Specified in its Charter)


                 VIRGINIA                                 54-1964895
     ---------------------------------      -----------------------------------
       (State or Other Jurisdiction         (I.R.S. Employer Identification No.)
     of Incorporation or Organization)


                   5350 LEE HIGHWAY, ARLINGTON, VIRGINIA 22207
                   -------------------------------------------
                    (Address of Principal Executive Offices)

                                  703-534-0700
                                  ------------
              (Registrant's Telephone Number, Including Area Code)

                                       N/A
                                 ---------------
         (Former Name, Former Address and Former Fiscal Year, If Changed
                               Since Last Report)

Indicate by check whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing
requirements for the past 90 days. Yes X . No   .
                                      ---    ---

As of May 10, 2002, the number of outstanding shares of registrant's common stock, par value $1.00 per share was: 3,400,771

                          PART I. FINANCIAL INFORMATION

Item 1. FINANCIAL STATEMENTS

                         VIRGINIA COMMERCE BANCORP, INC.
                           CONSOLIDATED BALANCE SHEETS
                 (In thousands of dollars except per share data)


                                                                 (Unaudited)               (Audited)
                                                                   March 31,              December 31,
ASSETS:                                                              2002                     2001
                                                                   ---------                ---------

    Cash and due from banks                                        $  47,083                $  15,155
    Securities available-for-sale (at market value)                   45,828                   42,073
    Securities held-to-maturity (market value of
        $13,881 and $11,070)                                          13,784                   10,941
    Loans held-for-sale                                                8,582                   15,842
    Loans, net of allowance for loan
         losses of $4,794 and $4,356                                 421,111                  395,108
    Bank premises and equipment, net                                   6,542                    6,238
    Accrued interest receivable                                        2,211                    2,211
    Other assets                                                       2,227                    1,943
                                                                   ---------                ---------
          TOTAL ASSETS                                             $ 547,368                $ 489,511
                                                                   =========                =========

LIABILITIES:
Deposits
    Non-interest bearing                                           $  82,202                $  66,448
    Interest-bearing                                                 382,467                  340,474
                                                                   ---------                ---------
          TOTAL DEPOSITS                                             464,669                  406,922
Securities sold under agreement to
     repurchase and federal funds purchased                           40,251                   42,452
Other borrowed funds                                                  12,400                   11,400
Other liabilities                                                      2,760                    2,517
                                                                   ---------                ---------
         TOTAL LIABILITIES                                           520,080                  463,291
                                                                   ---------                ---------

STOCKHOLDERS' EQUITY:
    Preferred stock; $1 par, 1,000,000 shares
     authorized of which none have been issued                     $      --                $      --
    Common stock; $1 par, 5,000,000 shares
     authorized; 2,720,816 issued and outstanding                      2,721                    2,721
    Surplus                                                           13,190                   13,190
    Retained earnings                                                 11,501                   10,138
    Accumulated other comprehensive income (loss),
       net of tax                                                       (124)                     171
                                                                   ---------                ---------
          TOTAL STOCKHOLDERS' EQUITY                                  27,288                   26,220
                                                                   ---------                ---------
          TOTAL LIABILITIES AND
            STOCKHOLDERS' EQUITY                                   $ 547,368                $ 489,511
                                                                   =========                =========


Notes to consolidated financial statements are an integral part of these statements.

                         VIRGINIA COMMERCE BANCORP, INC.
                        CONSOLIDATED STATEMENTS OF INCOME
                 (In thousands of dollars except per share data)
                                   (Unaudited)

                                                             Three Months Ended
                                                                  March 31,
                                                              2002        2001
                                                            -------      -------

INTEREST AND DIVIDEND INCOME:
Interest and fees on loans                                  $ 7,920      $ 7,039
Interest and dividends on investment securities                 736          794
Interest on federal funds sold                                   92          214
                                                            -------      -------
   Total Interest and Dividend Income                         8,748        8,047

INTEREST EXPENSE:
Deposits                                                      3,167        3,571
Repurchase agreements and federal
    funds purchased                                              74          334
Other borrowed funds                                            136          142
                                                            -------      -------
   Total Interest Expense                                     3,377        4,047
                                                            -------      -------
   Net Interest Income                                        5,371        4,000

PROVISION FOR LOAN LOSSES                                       521          270
                                                            -------      -------
   Net Interest Income After
     Provision for Loan Losses                                4,850        3,730

NON-INTEREST INCOME:

Service charges and other fees                                  406          305
Fees and net gains on loans held-for-sale                       854          564
Gain (loss) on securities sales                                  (1)          --
Other                                                             7           11
                                                            -------      -------
   Total Non-Interest Income                                  1,266          880

NON-INTEREST EXPENSE:
Salaries and employee benefits                                2,404        1,820
Occupancy expense                                               667          535
Data processing                                                 248          221
Other operating expense                                         745          612
                                                            -------      -------
   Total Non-Interest Expense                                 4,064        3,188
                                                            -------      -------
    Income before taxes on income                             2,052        1,422
Provision for income taxes                                      689          484
                                                            -------      -------
NET INCOME                                                  $ 1,363      $   938
                                                            =======      =======

    EARNINGS PER COMMON SHARE, BASIC                            .50          .35
                                                            =======      =======
    EARNINGS PER COMMON SHARE, DILUTED                          .45          .32
                                                            =======      =======

Notes to consolidated financial statements are an integral part of these statements.

                         VIRGINIA COMMERCE BANCORP, INC.
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
               For the three months ended March 31, 2002 and 2001
                            (In Thousands of Dollars)
                                   (Unaudited)



                                                                                             Accumulated
                                                                                                   Other
                                          Preferred      Common                 Retained   Comprehensive   Comprehensive
                                              Stock       Stock     Surplus     Earnings   Income (Loss)          Income     Total
                                              -----       -----     -------     --------   -------------          ------     -----
Balance, January 1, 2001                        $--     $ 2,166     $13,648     $ 5,476          $ (124)                    $21,166
Comprehensive Income:
   Net Income                                    --          --          --         938                           $  938        938
   Other comprehensive income, net of tax
     Unrealized holding gains on
     securities available-for-sale arising
     during the period (net of tax of $128)                                                                          249         --
                                                                                                                  ------
   Other comprehensive income, net of tax        --          --          --          --             249              249        249
                                                                                                                  ------
   Total comprehensive income                    --          --          --          --              --           $1,187
                                                                                                                  ======
Balance, March 31, 2001                         $--     $ 2,166     $13,648     $ 6,414          $  125                     $22,353
                                                ===     =======     =======     =======          ======                     =======




                                                                                             Accumulated
                                                                                                   Other
                                          Preferred      Common                 Retained   Comprehensive   Comprehensive
                                              Stock       Stock     Surplus     Earnings   Income (Loss)          Income     Total
                                              -----       -----     -------     --------   -------------          ------     -----


Balance, January 1, 2002                        $--     $ 2,721     $13,190     $10,138          $  171                     $26,220
Comprehensive Income:
   Net Income                                    --          --          --       1,363                           $1,363      1,363
   Other comprehensive income (loss), net of tax
     Unrealized holding losses on
     securities available-for-sale arising
     during the period (net of tax of $152)                                                                         (295)        --
                                                                                                                            -------
   Other comprehensive income (loss), net of tax --          --          --          --            (295)            (295)      (295)
                                                                                                                            -------
   Total comprehensive income                    --          --          --          --              --           $1,068
                                                                                                                  ======
Balance, March 31, 2002                         $--     $ 2,721     $13,190     $11,501          $ (124)                    $27,288
                                                ===     =======     =======     =======          ======                     =======



Notes to consolidated financial statements are an integral part of these statements.

                         VIRGINIA COMMERCE BANCORP, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                            (In Thousands of Dollars)
                                   (Unaudited)



                                                                                       Three Months Ended
                                                                                            March 31,
                                                                                  ----------------------------
                                                                                    2002                2001
                                                                                  --------            --------

CASH FLOWS FROM OPERATING ACTIVITIES:
   Net Income                                                                     $  1,363            $    938
Adjustments to reconcile net income to net cash
   provided by operating activities:
     Depreciation and amortization                                                     225                 197
     Provision for loan losses                                                         521                 270
     Deferred tax benefit                                                             (193)               (105)
     Amortization of security premiums and (accretion) of discounts                      9                 (53)
     Loss on sale of securities available-for-sale                                       1                  --
     Origination of loans held-for-sale                                            (44,682)            (32,214)
     Sales of loans                                                                 51,942              30,167
     Changes in other assets and other liabilities:
       Decrease in accrued interest receivable                                          --                  47
       Decrease (Increase) in other assets                                              61                 (21)
       Increase (Decrease) in other liabilities                                        243                (180)
                                                                                  --------            --------
          Net Cash Provided (Used In ) Operating Activities                       $  9,490            $   (954)
                                                                                  --------            --------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Net increase in loans                                                           (26,524)             (7,375)
   Purchase of securities available-for-sale                                       (16,425)            (31,458)
   Purchase of securities held-to-maturity                                          (3,971)                 --
   Proceeds from sales of securities available-for-sale                              1,350                  --
   Proceeds from principal payments on securities available-for-sale                 1,868                 484
   Proceeds from principal payments on securities held-to-maturity                     621                 302
   Proceeds from calls and maturities of securities available-for-sale               9,000              14,665
   Proceeds from calls and maturities of securities held to maturity                   502               6,020
   Purchase of bank premises and equipment                                            (529)               (297)
                                                                                  --------            --------
          Net Cash (Used In) Investing Activities                                 $(34,108)           $(17,659)
                                                                                  --------            --------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Net increase in deposits                                                       $ 57,747            $ 32,514
   Net (decrease) increase in repurchase agreements                                 (2,201)              5,274
    Net increase in other borrowed funds                                             1,000                 500
                                                                                  --------            --------
          Net Cash Provided by Financing Activities                               $ 56,546            $ 38,288
                                                                                  --------            --------

          Net Increase In Cash and Cash Equivalents                                 31,928              19,675
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD                                     15,155              10,952
                                                                                  --------            --------
CASH AND CASH EQUIVALENTS - END OF PERIOD                                         $ 47,083            $ 30,627
                                                                                  ========            ========



Notes to consolidated financial statements are an integral part of these statements.

                         VIRGINIA COMMERCE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)

1.    GENERAL

      The accompanying unaudited consolidated financial statements of Virginia Commerce Bancorp, Inc. and its subsidiaries (the Company) have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information. All significant intercompany balances and transactions have been eliminated. In the opinion of management, the accompanying unaudited consolidated financial statements contain all adjustments and reclassifications consisting of a normal and recurring nature considered necessary to present fairly the financial positions as of March 31, 2002 and December 31, 2001, and the results of operations, statements of cash flows and stockholders' equity for the three months ended March 31, 2002 and 2001.

      Operating results for the three month period ended March 31, 2002 are not necessarily indicative of the results that may be expected for the year ending December 31, 2002.

2.    INVESTMENT SECURITIES

      Amortized cost and carrying amount (estimated market value) of securities available-for-sale are summarized as follows:



                                                                             March 31, 2002
                                                     --------------------------------------------------------------
                                                                          Gross             Gross         Estimated
                                                     Amortized       Unrealized        Unrealized            Market
                                                          Cost            Gains            Losses             Value
                                                     --------------------------------------------------------------
                                                                       (In Thousands of Dollars)

Obligations of U.S. government corporations
   and agencies                                         44,105              104              (299)           43,910
Obligations of states/political subdivisions               270                7                --               277
Federal Reserve Bank stock                                 392               --                --               392
Federal Home Loan Bank stock                             1,194               --                --             1,194
Community Bankers' Bank stock                               55               --                --                55
                                                      --------         --------          --------          --------
                                                      $ 46,016         $    111          $   (299)         $ 45,828
                                                      ========         ========          ========          ========



        Amortized cost and estimated market value of securities held-to-maturity are summarized as follows:




                                                                             March 31, 2002
                                                     --------------------------------------------------------------
                                                                          Gross             Gross         Estimated
                                                     Amortized       Unrealized        Unrealized            Market
                                                          Cost            Gains            Losses             Value
                                                     --------------------------------------------------------------
                                                                       (In Thousands of Dollars)


Obligations of U.S. government corporations
   and agencies                                          9,360              128               (26)            9,462
Obligations of states/political subdivisions             3,945               10               (42)            3,913
Domestic corporate debt obligations                        479               27                --               506
                                                      --------         --------          --------          --------
                                                      $ 13,784         $    165          $    (68)         $ 13,881
                                                      ========         ========          ========          ========


                         VIRGINIA COMMERCE BANCORP, INC.
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
                                   (Unaudited)

    Securities available-for-sale at December 31, 2001 consist of the following:


                                                                         Gross             Gross         Estimated
                                                    Amortized       Unrealized        Unrealized            Market
                                                         Cost            Gains            Losses             Value
                                                     -------------------------------------------------------------
                                                                (In Thousands of Dollars)

Obligations of U.S. government corporations
   and agencies                                        40,365              256                (2)           40,619
Obligations of states/political subdivisions              270                5                --               275
Federal Reserve Bank stock                                392               --                --               392
Federal Home Loan Bank stock                              732               --                --               732
Community Bankers' Bank stock                              55               --                --                55
                                                     --------         --------          --------          --------
                                                     $ 41,814         $    261          $     (2)         $ 42,073
                                                     ========         ========          ========          ========



    Securities held-to-maturity at December 31, 2001 consist of the following:


                                                                         Gross             Gross         Estimated
                                                    Amortized       Unrealized        Unrealized            Market
                                                         Cost            Gains            Losses             Value
                                                     -------------------------------------------------------------
                                                                (In Thousands of Dollars)


Obligations of U.S. government corporations
   and agencies                                         6,017              127                --             6,144
Obligations of states/political subdivisions            3,945               16               (43)            3,918
Domestic corporate debt obligations                       979               32                (3)            1,008
                                                     --------         --------          --------          --------
                                                     $ 10,941         $    175          $    (46)         $ 11,070
                                                     ========         ========          ========          ========



3.  LOANS

    Major classifications of loans are summarized as follows:

                                                     March 31,      December 31,
                                                       2002              2001
                                                     ---------      ------------
                                                      (In Thousands of Dollars)

Commercial                                              37,552           39,153
Real estate -1-4 family residential                     52,363           60,493
Real estate -multifamily residential                    22,949           19,323
Real estate -nonfarm, nonresidential                   208,055          179,483
Real estate -construction                               99,845           94,452
Consumer                                                 6,745            8,004
                                                     ---------        ---------
   Total Loans                                         427,509          400,908
Less unearned income                                    (1,604)          (1,444)
Less allowance for loan losses                          (4,794)          (4,356)
                                                     ---------        ---------
   Loans, net                                        $ 421,111        $ 395,108
                                                     =========        =========

                         VIRGINIA COMMERCE BANCORP, INC.
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
                                   (Unaudited)

4.       EARNINGS PER SHARE

       The following shows the weighted average number of shares used in computing earnings per share and the effect on weighted average number of shares of diluted potential common stock. The weighted average number of shares for the period ending March 31, 2001 have been restated giving effect to a five for four stock split in the form of a dividend in May 2001.



                                                  March 31, 2002                   March 31, 2001
                                                  --------------                   --------------
                                                             Per Share                          Per Share
                                             Shares             Amount         Shares              Amount
                                             ------             ------         ------              ------

Basic earnings per share                   2,720,816           $   .50        2,706,917           $   .35

Effect of dilutive securities:
  Stock options                              203,562                            107,821
  Warrants                                   131,194                             99,937
                                           ---------                          ---------

Diluted earnings per share                 3,055,572           $   .45        2,914,675           $   .32
                                           =========                          =========



5.  CAPITAL REQUIREMENTS

         A comparison of the Company's and its wholly-owned subsidiary's, Virginia Commerce Bank (the "Bank") capital as of March 31, 2002 with the minimum regulatory guidelines is as follows:

                                                 Minimum       Minimum to be
                                    Actual      Guidelines   "Well-Capitalized"
                                    ------      ----------   ------------------

Total Risk-Based Capital:
     Company                         7.34%         8.00%          --
     Bank                           10.05%         8.00%       10.00%

Tier 1 Risk-Based Capital:
     Company                         6.24%         4.00%          --
     Bank                            6.22%         4.00%        6.00%

Leverage Ratio:
    Company                          5.34%         4.00%          --
    Bank                             5.32%         4.00%        5.00%

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS

Forward-Looking Statements
--------------------------

This management's discussion and analysis and other portions of this report, contain forward-looking statements within the meaning of the Securities and Exchange Act of 1934, as amended, including statements of goals, intentions, and expectations as to future trends, plans, events or results of Company operations and policies and regarding general economic conditions. In some cases, forward-looking statements can be identified by use of words such as "may," "will," "anticipates," "believes," "expects," "plans," "estimates," "potential," "continue," "should," and similar words or phrases. These statements are based upon current and anticipated economic conditions, nationally and in the Company's market, interest rates and interest rate policy, competitive factors, and other conditions which by their nature, are not susceptible to accurate forecast, and are subject to significant uncertainty. Because of these uncertainties and the assumptions on which this discussion and the forward-looking statements are based, actual future operations and results in the future may differ materially from those indicated herein. Readers are cautioned against placing undue reliance on any such forward-looking statements. The Company does undertake to update any forward-looking statements to reflect occurrences or events that may not have been anticipated as of the date of such statements.

General
------

The following presents management's discussion and analysis of the consolidated financial condition and results of operations of Virginia Commerce Bancorp, Inc. and subsidiaries (the "Company") as of the dates and for the periods indicated. This discussion should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto, and other financial data appearing elsewhere in this report. The Company is the parent bank holding company for Virginia Commerce Bank (the "Bank"), a Virginia state chartered bank that offers a full range of banking services through twelve branch offices, principally to individuals and small to medium-size businesses in the Metropolitan Washington, D.C. area.

Critical Accounting Policies
----------------------------

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States (GAAP). The financial information contained within our statements is, to a significant extent, financial information that is based on measures of the financial effects of transactions and events that have already occurred. A variety of factors could affect the ultimate value that is obtained either when earning income, recognizing an expense, recovering an asset or relieving a liability. We use historical loss factors as one factor in determining the inherent loss that may be present in our loan portfolio. Actual losses could differ significantly from the historical factors that we use. In addition, GAAP itself may change from one previously acceptable method to another method. Although the economics of our transactions would be the same, the timing of events that would impact our transactions could change.

The allowance for loan losses is an estimate of the losses that may be sustained in our loan portfolio. The allowance is based on two basic principles of accounting: (i) SFAS 5, Accounting for Contingencies, which requires that losses be accrued when they are probable of occurring and estimatable and (ii) SFAS 114, Accounting by Creditors for Impairment of a Loan, which requires that losses be accrued based on the differences between the value of collateral, present value of future cash flows or values that are observable in the secondary market and the loan balance.

Our allowance for loan losses has three basic components: the specific allowance, the formula allowance and the unallocated allowance. Each of these components is determined based upon estimates that can and do change when the actual events occur. The specific allowance is used to individually allocate an allowance for loans identified for impairment testing. Impairment testing includes consideration of the borrower's overall financial condition, resources and payment record, support available from financial guarantors and the fair market value of collateral. These factors are combined to estimate the probability and severity of inherent losses. When impairment is identified, then a specific reserve is established based on the Company's calculation of the loss embedded in the individual loan. Large groups of smaller balance, homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment. The formula allowance is used for estimating the loss on internally risk rated loans exclusive of those identified for impairment testing. The loans meeting the criteria for special mention, substandard, doubtful and loss, as well as, impaired loans are segregated from performing loans within the portfolio. Internally classified loans are then grouped by loan type (commercial, commercial real estate, commercial construction, residential real estate, residential construction or installment). Each loan type is assigned an allowance factor based on management's estimate of the associated risk, complexity and size of the individual loans within the particular loan category. Classified loans are assigned a higher allowance factor than non-rated loans due to management's concerns regarding collectibility or management's knowledge of particular elements surrounding the borrower. Allowance factors grow with the worsening of the internal risk rating. The unallocated formula is used to estimate the loss of non-classified loans and loans identified for impairment testing for which no impairment was identified. These un-criticized loans are also segregated by loan type and allowance factors are assigned by management based on delinquencies, loss history, trends in volume and terms of loans, effects of changes in lending policy, the experience and depth of management, national and local economic trends, concentrations of credit, quality of loan review system and the effect of external factors (i.e. competition and regulatory requirements). The factors assigned differ by loan type. The unallocated allowance captures losses whose impact on the portfolio have occurred but have yet to be recognized in either the formula or specific allowance.

Results of Operations
---------------------

Total assets increased $57.9 million, or 11.8%, from $489.5 million at December 31, 2001 to $547.4 million at March 31, 2002, as total deposits grew $57.8 million, or 14.2%, from $406.9 million to $464.7 million, repurchase agreements decreased $2.2 million, or 5.2%, and other borrowed funds increased $1 million from $11.4 million to $12.4 million.

Loans, net of allowance for loan losses, increased $26 million, or 6.6%, from $395.1 million at December 31, 2001 to $421.1 million at March 31, 2002, and represented 90.6% of total deposits at March 31, 2002 compared to 97.1% at December 31, 2001. The bulk of loan growth was provided by non-farm nonresidential real estate loans which increased $28.6 million, or 15.9%, from $179.5 million to $208.1 million during the three months ended March 31, 2002. Real estate construction loans represented the second largest dollar increase rising $5.3 million, or 5.7%, from $94.5 million to $99.8 million during the period, while multifamily residential real estate loans increased $3.6 million, or 18.8%, from $19.3 million at December 31, 2001 to $22.9 million at March 31, 2002. All other loan categories declined with commercial purpose loans falling $1.6 million, 1-4 family residential mortgages decreasing by $8.1 million and consumer purpose loans falling $1.3 million, or 15.7%. Loans held-for-sale fell $7.2 million from $15.8 million at December 31, 2001 to $8.6 million at March 31, 2002 with $44.7 million in originations and $51.9 million in sales. Sales exceeded originations due to the high level of outstandings at December 31, 2001. Originations for the three month period ended March 31, 2001 were $32.2 million.

With the increase in loans trailing deposit growth during the three month period, cash and cash equivalents grew $31.9 million, or 210.7%, from $15.2 million at December 31, 2001 to $47.1 million at March 31, 2002, and investment securities increased $6.6 million, or 12.5%, during the same period. Deposit growth included a $42 million increase in interest bearing deposits from $340.5 million at December 31, 2001 to $382.5 million at March 31, 2002 and a $15.7 million, or 23.7%, increase in non-interest bearing demand deposits. Deposit growth has continued to be strong due to the Bank's increasing market visibility and branch expansion.

Stockholders' equity increased $1.1 million from $26.2 million at December 31, 2001 to $27.3 million at March 31, 2002 on earnings of $1.4 million and a decline in accumulated other comprehensive income of $295 thousand, net of tax. Subsequent to March 31, 2002, a five for four stock split was paid on April 12, 2002 increasing the number of outstanding shares from 2,720,816 to 3,400,771.

Net income of $1.4 million for the first quarter ended March 31, 2002, increased $425 thousand, or 45.3% compared to $938 thousand for the same period in 2001, as net interest income increased $1.4 million, or 34.3%, and non-interest income increased $386 thousand, or 43.9%, from $880 thousand to $1.3 million. Diluted earnings per share were $0.45 compared to $0.32, an increase of 40.6%. Return on average assets and return on average equity for the first quarter were 1.1% and 20.6% respectively versus 1.0% and 17.4% for the same period in 2001.

Net Interest Income
-------------------

Net interest income grew $1.4 million, or 34.3% from $4.0 million for the three months ended March 31, 2001 to $5.4 million for the three month period ended March 31, 2002. Growth in total average earning assets from $371.2 million to $491.4 million was the main reason for the increase while an increase in the net interest margin of seven basis points from 4.26% during the first three months of 2001 to 4.33% for the three months ended March 31, 2002 also contributed. Due to lower interest rates, the yield on earning assets decreased one hundred and fifty-five basis points from 8.67% for the quarter ended March 31, 2001 to 7.12% for the quarter ended March 31, 2002; however, the average rate paid on interest bearing liabilities dropped one hundred and ninety basis points from 5.23% to 3.33%. The Company expects its net interest margin to remain at its current to possibly a higher level, although there can be no assurance. This expectation is based on a number of factors including the anticipation that market interest rates will begin to slowly move upward in 2002, a high level of certificates of deposits expected to reprice at lower rates, and the high level of non-interest bearing cash and cash equivalents which are available for deployment into interest bearing loans and securities.

The following table shows the average balance sheets for each of the three months ended March 31, 2002 and 2001. In addition, the amounts of interest earned on earning assets, with related yields on a tax-equivalent basis, and interest expense on interest-bearing liabilities, with related rates, are shown. Loans placed on a non-accrual status are included in the average balances. Net loans fees included in interest income on loans totaled $363 thousand and $253 thousand for 2002 and 2001, respectively.


                                                 Three Months Ended March 31,
                                -----------------------------------------------------------------
                                             2002                               2001
                                -----------------------------------------------------------------
                                            Interest    Average               Interest    Average
                                 Average     Income-    Yields     Average     Income-    Yields
   (Dollars in thousands)        Balance     Expense    /Rates     Balance     Expense    /Rates
                                -----------------------------------------------------------------

ASSETS

Securities (1)                  $ 53,599     $  736      5.49%     $ 47,408    $  794      6.70%
Loans, before allowance for
  losses                         415,563      7,920      7.62%      307,912     7,039      9.14%

Federal funds sold                22,234         92      1.66%       15,894       214      5.39%
                                -----------------------------------------------------------------
Total Earning Assets            $491,396     $8,748      7.12%     $371,214     $8,047     8.67%
Non-earning assets                25,749                            15,914
                                --------                          --------
TOTAL ASSETS                    $517,145                          $387,128
                                ========                          ========

LIABILITIES AND STOCKHOLDERS
EQUITY

Interest-bearing deposits       $365,107     $3,167      3.52%    $275,445      $3,571     5.26%
Fed Funds purchased and
  securities sold U/A to
  repurchase                      35,404         74       .85%      30,558         334     4.43%

Other borrowed funds              11,241        136      4.84%       7,411         142     7.66%
                                -----------------------------------------------------------------
TOTAL INTEREST-BEARING          $411,752     $3,377      3.33%    $313,414      $4,047     5.23%
LIABILITIES
Demand deposits and other
  non-interest  bearing
  liabilities                     78,520                            51,855
                                --------                          --------

TOTAL LIABILITIES               $490,272                          $365,269

Stockholders' equity              26,873                            21,859
                                --------                          --------
TOTAL LIABILITIES AND           $517,145                          $387,128
STOCKHOLDERS' EQUITY            ========                          ========

Interest rate spread                                     3.79%                             3.44%

Net interest income and                      $5,371      4.33%                  $4,000     4.26%
  margin



(1) Yields on securities available-for-sale have been calculated on the basis of historical cost and do not give effect to changes in the fair value of those securities, which are reflected as a component of stockholder's equity. Average yields on securities are stated on a tax equivalent basis.

Allowance for Loan Losses / Provision for Loan Loss Expense
-----------------------------------------------------------

The provision for loan losses is based upon management's estimate of the amount required to maintain an adequate allowance for loan losses reflective of the risks in the loan portfolio. For the three months ended March 31, 2002 there were $89 thousand in charge-offs compared to no charge-offs for the same period ended March 31, 2001. The provision for loan loss expense in the first three months of 2002 was $521 thousand compared to $270 thousand in 2001. The total allowance for loan losses of $4.8 million at March 31, 2002 increased 10.1% from $4.4 million at December 31, 2001, and increased $1.7 million, or 56.0%, from $3.1 million at March 31, 2001. Increases in the provisions and the total allowance for loan losses are due to two reasons. First, an increase in total loans outstanding of $26.6 million from $400.9 million at December 31, 2001 to $427.5 million at March 31, 2002, as compared to an increase of $7.4 million in the first three months of 2001, and an increase of $115.6 million, or 37.1%, from $311.9 million at March 31, 2001 to $427.5 million at March 31, 2002. Second, an increase in real estate construction and non-farm non-residential real estate loans as a percentage of total loans from 68.3% at March 31, 2001 to 72.0% at March 31, 2002.

Management feels that the allowance for loan losses is adequate. There can be no assurance, however, that additional provisions for loan losses will not be required in the future, including as a result of changes in the economic assumptions underlying management's estimates and judgments, adverse developments in the economy, on a national basis or in the Company's market area, or changes in the circumstances of particular borrowers.

The Company generates a monthly analysis of the allowance for loan losses, with the objective of quantifying portfolio risk into a dollar figure of inherent losses, thereby translating the subjective risk value into an objective number. Emphasis is placed on independent external loan reviews and monthly internal reviews. The determination of the allowance for loan losses is based on eight qualitative factors and one quantitative factor for each category and type of loan along with any specific allowance for adversely classified loans within each category. Each factor is assigned a percentage weight and that total weight is applied to each loan category. Factors are different for each category. Qualitative factors include: levels and trends in delinquencies and non-accruals, trends in volumes and terms of loans, effects of any changes in lending policies, the experience, ability and depth of management, national and local economic trends and conditions, concentrations of credit, quality of the Company's loan review system, and regulatory requirements. The total allowance required thus changes as the percentage weight assigned to each factor is increased or decreased due to its particular circumstance, as the various types and categories of loans change as a percentage of total loans and as specific allowance is required due to an increase in adversely classified loans.

The following schedule summarizes the changes in the allowance for loan losses:



                                               Three Months           Three Months        Twelve Months
                                                  Ended                  Ended                Ended
                                              March 31, 2002         March 31, 2002     December 31, 2001
                                              --------------         --------------     -----------------

Allowance, at beginning of period                  4,356                  2,803                2,803
Provision charged against income                     521                    270                1,572
Recoveries:
     Consumer loans                                    5                      1                    2
     Commercial loans                                  1                     --                    2
Losses charged to reserve:
     Consumer loans                                  (39)                    --                  (23)
     Commercial loans                                (50)                    --                   --
                                                 -------                -------              -------
Net (charge-offs) recoveries                         (83)                     1                  (19)
Allowance, at end of period                      $ 4,794                $ 3,074              $ 4,356
                                                 =======                =======              =======

Ratio of  net charge-offs during the
 period to average loans outstanding
 for the period:                                     .02%                    --                  .01%



Risk Elements and Non-performing Assets
---------------------------------------

Non-performing assets consist of non-accrual loans, impaired loans, restructured loans, and other real estate owned (foreclosed properties). The total non-performing assets and loans that are 90 days or more past due and still accruing interest decreased 14.6% from $554 thousand at December 31, 2001 to $473 thousand at March 31, 2002.

Loans are placed in non-accrual status when in the opinion of management the collection of additional interest is unlikely or a specific loan meets the criteria for non-accrual status established by regulatory authorities. No interest is taken into income on non-accrual loans. A loan remains on non-accrual status until the loan is current as to both principal and interest or the borrower demonstrates the ability to pay and remain current, or both.

The ratio of non-performing assets and past due loans to total loans decreased from .13% at December 31, 2001 to .11% at March 31, 2002. This ratio is expected to remain at its low level relative to the Company's peers; however, it may increase from its current level. This expectation is based on identified problem loans on March 31, 2002. As of March 31, 2002, there were $2.6 million of loans for which management has identified risk factors which could impair repayment in accordance with their terms, including compared to $2.6 million at December 31, 2001. These loans are mostly for commercial business purpose, are currently performing and generally are well-secured.

Non-performing assets consist of the following:

                                              March 31,  December 31,
                                                2002        2001
                                                ----        ----
                                            (In Thousands of Dollars)

Non-accrual loans                               $103        $106
Impaired loans                                   295         119
                                                ----        ----
  Total non-performing assets                    398         225
Loans past due 90 days and still accruing         75         329
  Total non-performing assets and loans
     past due 90 days and still accruing        $473        $554
                                                ====        ====

Total non-performing assets and loans
  past due 90 days and still accruing:

        As a percentage of total loans          0.11%       0.13%
        As a percentage of total assets         0.09%       0.11%

At March 31, 2002, the Bank has $50.5 million of construction loans to commercial builders of single family housing in the Northern Virginia market, representing 11.8% of total loans. These loans are made to a number of unrelated entities and generally have a term of less than one year. Adverse developments in the Northern Virginia real estate market or economy could have an adverse impact on this portfolio of loans and the Bank's income and financial position. At March 31, 2002, the Company had no other concentrations of loans in any one industry exceeding 10% of its total loan portfolio. An industry for this purpose is defined as a group of counterparts that are engaged in similar activities and have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. Loans secured by non-farm nonresidential real estate in the Northern Virginia market totaled $208.1 million at March 31, 2002 and represent 48.7% of total loans.

Non-Interest Income
-------------------

Non-interest income increased $386 thousand, or 43.9% from $880 for the three months ending March 31, 2001 to $1.3 million for the same period ended March 31, 2002. Service charges and other fees grew $101 thousand, or 33.1%, due to growth in deposit accounts. Fees and net gains on loans held-for-sale increased $290 thousand, or 51.4%, from $564 thousand during the first three months of 2001 to $854 thousand for the three months ended March 31, 2002 as total originations of loans held-for-sale increased from $32.2 million to $44.7 million. Loans classified as held-for-sale are originated on a pre-sold, servicing released basis, and carried on the balance sheet at the lower of cost or market. Adverse changes in the local real estate market, consumer confidence, and interest rates could adversely impact the level of loans originated and held-for-sale, and the resulting fees and earnings thereon.

Non-Interest Expense
--------------------

For the three months ended March 31, 2002, non-interest expense increased $876 thousand, or 27.5% compared to the same period in 2001. Salaries and benefits accounted for $584 thousand of the total increase, with commissions associated with the increase in loans rising $155 thousand and staff increases due to overall growth and branch expansion accounting for the difference. Occupancy expense increased $132 thousand due to the addition of the Bank's twelfth branch location in April 2001 and additional facilities for the Company's Operations Department. Other operating expenses increased $133 thousand, or 21.7% with advertising costs higher by $46 thousand.

Provision for Income Taxes
--------------------------

The Company's income tax provisions are adjusted for non-deductible expenses and non-taxable interest after applying the U.S. federal income tax rate of 34%. Provision for income taxes totaled $484 thousand and $689 thousand for the three months ending March 31, 2001 and 2002, respectively.

Liquidity
---------

The Company's principal sources of liquidity and funding are its deposit base. The level and maturity of deposits necessary to support the Company's lending and investment activities is determined through monitoring loan demand. Considerations in managing the Company's liquidity position include, but are not limited to, scheduled cash flows from existing loans and investment securities, anticipated deposit activity, and projected needs from anticipated extensions of credit. The Company's liquidity position is monitored daily by management to maintain a level of liquidity conducive to efficiently meet current needs and is evaluated for both current and longer term needs as part of the asset/liability management process.

The Company measures total liquidity through cash and cash equivalents, securities available-for-sale, mortgage loans held-for-sale, other loans and investment securities maturing within one year, less securities pledged as collateral for repurchase agreements, public deposits and other purposes, and less any outstanding federal funds purchased. These liquidity sources increased $40.6 million, or 32.4%, from $125.3 million at December 31, 2001 to $165.9 million at March 31, 2002

Additional sources of liquidity available to the Company include the capacity to borrow funds through established lines of credit with various correspondent banks, and the Federal Home Loan Bank of Atlanta. Available funds from these liquidity sources were approximately $29.2 million and $18.8 million at March 31, 2002 and December 31, 2001, respectively.

Capital
-------

The assessment of capital adequacy depends on a number of factors such as asset quality, liquidity, earnings performance, and changing competitive conditions and economic forces. The adequacy of the Company's capital is reviewed by management on an ongoing basis. Management seeks to maintain a capital structure that will assure an adequate level of capital to support anticipated asset growth and to absorb potential losses.

The capital position of the Bank continues to meet regulatory requirements. The primary indicators relied on by bank regulators in measuring the capital position are the Tier 1 risk-based capital, total risk-based capital, and leverage ratios. Tier 1 capital consists of common and qualifying preferred stockholders' equity less goodwill. Total risk-based capital consists of Tier 1 capital, qualifying subordinated debt, and a portion of the allowance for loan losses. Risk-based capital ratios are calculated with reference to risk-weighted assets. The leverage ratio compares Tier 1 capital to total average assets. The Bank's Tier 1 risk-based capital ratio was 6.22% at March 31, 2002, compared to 6.32% at December 31, 2001. The total risk-based capital ratio was 10.05% at March 31, 2002, compared to 10.09% at December 31, 2001. These ratios are in excess of the mandated minimum requirement of 4.00% and 8.00%, respectively. The Bank's leverage ratio was 5.32% at March 31, 2002 compared to 5.41% at December 31, 2001. The Company's Tier 1 risk-based capital ratio, total risk-based capital ratio, and leverage ratio was 6.24%, 7.34% and 5.34%, respectively, at March 31, 2002.

During the first three months of 2002, the Company continued to borrow funds under a $12 million line of credit with a correspondent bank in order to provide capital to fund growth and expansion at the Bank. At March 31, 2002, the amount outstanding under the line of credit was $12 million, as compared to $11 million at December 31, 2001. Under terms of the agreement the Company was required to find a participating lender for a one-third interest in the line of credit by April 30, 2002. As a participating lender had not agreed to purchase a one-third interest by April 30, 2002, the Company will pay down the amount outstanding to an amount no greater than $8 million on or before June 30, 2002. Although the reduction of the outstanding balance of the loan may cause the Bank to become less than well capitalized for regulatory purposes at June 30, 2002, the Company does not anticipate any long term adverse effects from the reduction.

One March 26, 2002 the Company announced a proposed public offering, on a preemptive rights basis to existing shareholders only, of newly issued shares of its common stock, $1.00 par value for a total offering price of up to approximately $7 million. Proceeds of the offering by the Company will be used to pay down borrowings under the Company's line of credit, to increase the capital position of the Company and the Bank, including restoring the Bank to a well capitalized position, and to support future growth.

The ability of the Company to continue growth is dependent on its ability to obtain additional funds for contribution to the Bank's capital, through additional borrowing, the sale of additional common stock, or otherwise. In the event that the Company is unable to obtain additional capital for the Bank on a timely basis the growth of the Company and the Bank may be curtailed, and the Company and the Bank may be required to reduce their level of assets in order to maintain compliance with regulatory capital requirements. Under those circumstances net income and the rate of growth of net income may be adversely affected.

Recent Accounting Pronouncements
--------------------------------

There have been on new accounting pronouncements to disclose since the filing of the Company's Annual Report on Form 10-K for the year ended December 31, 2001.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Based on information available to the Company, there are no additional disclosures necessary to asses changes in information about market risk that have occurred since December 31, 2001.

                           PART II. OTHER INFORMATION

Item 1. Legal Proceedings - None

Item 2. Changes in Securities and Use of Proceeds- None

Item 3. Defaults Upon Senior Securities - None

Item 4. Submission of Matters to a Vote of Security Holders - None

Item 5. Other Information - None

Item 6. Exhibits and reports on Form 8-K

        a)  Exhibits



        Exhibit No.                                    Description
        -----------          ----------------------------------------------------------------------

             3.1             Articles of Incorporation of Virginia Commerce Bancorp, Inc. (1)

             3.2             Bylaws of Virginia Commerce Bancorp, Inc. (1)

            10.1             1998 Stock Option Plan (1)

            10.2             Loan Agreement, dated December 26, 2001 between Virginia
                              Commerce Bancorp, Inc. and Provident Bank, as Lender, and
                              related Promissory Note (2)

            10.3             Pledge and Assignment Agreement, dated December 31, 2001
                              between Virginia Commerce Bancorp, Inc. and Provident Bank (2)

             11              Statement Regarding Computation of Per Share Earnings- See Note 4
                              to the Consolidated Financial Statements included in this report.

             21              Subsidiaries of the Registrant.
                             o   Virginia Commerce Bank -Virginia

                             Subsidiaries of Virginia Commerce Bank
                             o   Northeast Land and Development Corporation - Virginia
                             o   Virginia Commerce Insurance Agency, L.L.C. - Virginia



(1) Incorporated by reference to the same numbered exhibit to the Company's Annual Report on Form 10-KSB for the year ended December 31, 1999.

(2) Incorporated by reference to the same numbered exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 2001.

        b)  Form 8-K

On January 17, 2002, the Company filed a Current Report on Form 8-K, under Item 5 thereof, reflecting the announcement of earnings for the year ended December 31, 2001.

On February 27, 2002, the Company filed a Current Report on Form 8-K, under Item 5 thereof, reflecting the announcement of the declaration of a 5 for 4 stock split in the form of a 25% stock dividend, payable on April 12, 2002, to holders of record on March 15, 2002.

On March 26, 2002, the Company filed a Current Report on Form 8-K, under Item 5 thereof, reflecting the announcement of its intent to file a registration statement with the Securities and Exchange Commission for a proposed public offering, on a preemptive rights basis to existing shareholders only, of newly issued shares of its common stock, $1.00 par value, for a total offering price of up to approximately $7 million.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  May 10, 2002              BY  /s/ Peter A. Converse
                                    -------------------------------------------
                                    Peter A. Converse, President & CEO


Date:  May 10, 2002              BY  /s/ William K. Beauchesne
                                    -------------------------------------------
                                    William K. Beauchesne , Treasurer
                                    & Chief Financial Officer

                                VIRGINIA COMMERCE
                                  BANCORP, INC.




                                 291,786 SHARES



                                  COMMON STOCK


                                   Prospectus


                                  June __, 2002





         VIRGINIA COMMERCE BANCORP HAS NOT AUTHORIZED ANYONE TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ABOUT THE OFFERING THAT DIFFERS FROM, OR ADDS TO, THE INFORMATION IN THIS PROSPECTUS OR IN ITS DOCUMENTS THAT ARE PUBLICLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THEREFORE, IF ANYONE DOES GIVE YOU DIFFERENT OR ADDITIONAL INFORMATION, YOU SHOULD NOT RELY ON IT. THE DELIVERY OF THIS PROSPECTUS AND/OR THE SALE OF SHARES OF COMMON STOCK DO NOT MEAN THAT THERE HAVE NOT BEEN ANY CHANGES IN VIRGINIA COMMERCE BANCORP'S CONDITION SINCE THE DATE OF THIS PROSPECTUS. IF YOU ARE IN A JURISDICTION WHERE IT IS UNLAWFUL TO OFFER TO SELL, OR TO ASK FOR OFFERS TO BUY, THE SECURITIES OFFERED BY THIS PROSPECTUS, OR IF YOU ARE A PERSON TO WHOM IT IS UNLAWFUL TO DIRECT SUCH ACTIVITIES, THEN THE OFFER PRESENTED BY THIS PROSPECTUS DOES NOT EXTEND TO YOU. THIS PROSPECTUS SPEAKS ONLY AS OF ITS DATE EXCEPT WHERE IT INDICATES THAT ANOTHER DATE APPLIES.

                 PART II: INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The expenses payable by the Company in connection with the Offering described in this Registration Statement are as follows:

               Registration Fee...................................................$741
               *Blue Sky Filing Fees and Expenses (Including counsel fees).......3,500
               *Legal Fees......................................................30,000
               *Printing, Engraving and Edgar...................................13,000
               *Accounting Fees and Expenses....................................10,000
               *Other Expenses...................................................7,759
                                                                               -------
                                 Total.........................................$65,000
                                                                               =======

               ---------
               *   Estimated

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Virginia Commerce Bancorp's Articles of Incorporation provide that the Company shall, to the full extent required or permitted by the Virginia Stock Corporation Act or other applicable law, indemnify an officer or director of the company who is or was a party to any proceeding by reason of the fact of service as an officer or director, or service at Virginia Commerce Bancorp's request as an officer, director, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise.

         The Virginia Stock Corporation Act provides in relevant part as follows:

ss. 13.1-696
Definitions
In this article:
"Corporation" includes any domestic or foreign predecessor entity of a corporation in a merger or other transaction in which the predecessor's existence ceased upon consummation of the transaction. "Director" means an individual who is or was a director of a corporation or an individual who, while a director of a corporation, is or was serving at the corporation's request as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise. A director is considered to be serving an employee benefit plan at the corporation's request if his duties to the corporation also impose duties on, or otherwise involve services by, him to the plan or to participants in or beneficiaries of the plan. "Director" includes, unless the context requires otherwise, the estate or personal representative of a director. "Expenses" includes counsel fees.
"Liability" means the obligation to pay a judgment, settlement, penalty, fine, including any excise tax assessed with respect to an employee benefit plan, or reasonable expenses incurred with respect to a proceeding. "Official capacity" means, (i) when used with respect to a director, the office of director in a corporation; or (ii) when used with respect to an individual other than a director, as contemplated in ss.13.1-702, the office in a corporation held by the officer or the employment or agency relationship undertaken by the employee or agent on behalf of the corporation. "Official capacity" does not include service for any other foreign or domestic corporation or any partnership, joint venture, trust, employee benefit plan, or other enterprise. "Party" includes an individual who was, is, or is threatened to be made a named defendant or respondent in a proceeding.
"Proceeding" means any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal.

ss. 13.1-697
Authority to indemnify
A. Except as provided in subsection D of this section, a corporation may indemnify an individual made a party to a proceeding because he is or was a director against liability incurred in the proceeding if:

1. He conducted himself in good faith; and
2. He believed:
a. In the case of conduct in his official capacity with the corporation, that his conduct was in its best interests; and b. In all other cases, that his conduct was at least not opposed to its best interests; and 3. In the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. B. A director's conduct with respect to an employee benefit plan for a purpose he believed to be in the interests of the participants in and beneficiaries of the plan is conduct that satisfies the requirement of subdivision 2 b of subsection A of this section.
C. The termination of a proceeding by judgment, order, settlement or conviction is not, of itself, determinative that the director did not meet the standard of conduct described in this section.
D. A corporation may not indemnify a director under this section:
1. In connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation; or 2. In connection with any other proceeding charging improper personal benefit to him, whether or not involving action in his official capacity, in which he was adjudged liable on the basis that personal benefit was improperly received by him.
E. Indemnification permitted under this section in connection with a proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with the proceeding.

ss. 13.1-698
Mandatory indemnification
Unless limited by its articles of incorporation, a corporation shall indemnify a director who entirely prevails in the defense of any proceeding to which he was a party because he is or was a director of the corporation against reasonable expenses incurred by him in connection with the proceeding.

ss. 13.1-699
Advance for expenses
A. A corporation may pay for or reimburse the reasonable expenses incurred by a director who is a party to a proceeding in advance of final disposition of the proceeding if:
1. The director furnishes the corporation a written statement of his good faith belief that he has met the standard of conduct described in ss. 13.1-697;
2. The director furnishes the corporation a written undertaking, executed personally or on his behalf, to repay the advance if it is ultimately determined that he did not meet the standard of conduct; and
3. A determination is made that the facts then known to those making the determination would not preclude indemnification under this article.
B. The undertaking required by subdivision 2 of subsection A of this section shall be an unlimited general obligation of the director but need not be secured and may be accepted without reference to financial ability to make repayment.
C. Determinations and authorizations of payments under this section shall be made in the manner specified in ss.13.1-701.

ss. 13.1-700.1
Court orders for advances, reimbursement or indemnification
A. An individual who is made a party to a proceeding because he is or was a director of a corporation may apply to a court for an order directing the corporation to make advances or reimbursement for expenses or to provide indemnification. Such application may be made to the court conducting the proceeding or to another court of competent jurisdiction.
B. The court shall order the corporation to make advances and/or reimbursement for expenses or to provide indemnification if it determines that the director is entitled to such advances, reimbursement or indemnification and shall also order the corporation to pay the director's reasonable expenses incurred to obtain the order.
C. With respect to a proceeding by or in the right of the corporation, the court may (i) order indemnification of the director to the extent of his reasonable expenses if it determines that, considering all the relevant circumstances, the director is entitled to indemnification even though he was adjudged liable to the corporation and (ii) also order the corporation to pay the director's reasonable expenses incurred to obtain the order of indemnification.
D. Neither (i) the failure of the corporation, including its board of directors, its independent legal counsel and its shareholders, to have made an independent determination prior to the commencement of any action permitted by this section that the applying director is entitled to receive advances and/or reimbursement nor (ii) the determination by the corporation, including its board of directors, its independent legal counsel and its shareholders, that the applying director is not entitled to receive advances and/or reimbursement or indemnification shall create a presumption to that effect or otherwise of itself be a defense to that director's application for advances for expenses, reimbursement or indemnification.

ss. 13.1-701
Determination and authorization of indemnification
A. A corporation may not indemnify a director under ss.13.1-697 unless authorized in the specific case after a determination has been made that indemnification of the director is permissible in the circumstances because he has met the standard of conduct set forth in ss.13.1-697.
B. The determination shall be made:
1. By the board of directors by a majority vote of a quorum consisting of directors not at the time parties to the proceeding;
2. If a quorum cannot be obtained under subdivision 1 of this subsection, by majority vote of a committee duly designated by the board of directors (in which designation directors who are parties may participate), consisting solely of two or more directors not at the time parties to the proceeding;
3. By special legal counsel: a. Selected by the board of directors or its committee in the manner prescribed in subdivisions 1 and 2 of this subsection; or b. If a quorum of the board of directors cannot be obtained under subdivision 1 of this subsection and a committee cannot be designated under subdivision 2 of this subsection, selected by majority vote of the full board of directors, in which selection directors who are parties may participate; or
4. By the shareholders, but shares owned by or voted under the control of directors who are at the time parties to the proceeding may not be voted on the determination.
C. Authorization of indemnification and evaluation as to reasonableness of expenses shall be made in the same manner as the determination that indemnification is permissible, except that if the determination is made by special legal counsel, authorization of indemnification and evaluation as to reasonableness of expenses shall be made by those entitled under subdivision 3 of subsection B of this section to select counsel.

ss. 13.1-702
Indemnification of officers, employees and agents
Unless limited by a corporation's articles of incorporation,
1. An officer of the corporation is entitled to mandatory indemnification under ss.13.1-698 and is entitled to apply for court-ordered indemnification under ss.13.1-700.1, in each case to the same extent as a director; and
2. The corporation may indemnify and advance expenses under this article to an officer, employee, or agent of the corporation to the same extent as to a director.

ss. 13.1-703
Insurance
A corporation may purchase and maintain insurance on behalf of an individual who is or was a director, officer, employee, or agent of the corporation, or who, while a director, officer, employee, or agent of the corporation, is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise, against liability asserted against or incurred by him in that capacity or arising from his status as a director, officer, employee, or agent, whether or not the corporation would have power to indemnify him against the same liability under ss.13.1-697 or ss.13.1-698.

ss. 13.1-704
Application of article
A. Unless the articles of incorporation or bylaws expressly provide otherwise, any authorization of indemnification in the articles of incorporation or bylaws shall not be deemed to prevent the corporation from providing the indemnity permitted or mandated by this article.
B. Any corporation shall have power to make any further indemnity, including indemnity with respect to a proceeding by or in the right of the corporation, and to make additional provision for advances and reimbursement of expenses, to any director, officer, employee or agent that may be authorized by the articles of incorporation or any bylaw made by the shareholders or any resolution adopted, before or after the event, by the shareholders, except an indemnity against (i) his willful misconduct, or (ii) a knowing violation of the criminal law. Unless the articles of incorporation, or any such bylaw or resolution expressly provide otherwise, any determination as to the right to any further indemnity shall be made in accordance with ss.13.1-701 B. Each such indemnity may continue as to a person who has ceased to have the capacity referred to above and may inure to the benefit of the heirs, executors and administrators of such a person.
C. No right provided to any person pursuant to this section may be reduced or eliminated by any amendment of the articles of incorporation or bylaws with respect to any act or omission occurring before such amendment.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

         The exhibits filed as part of this registration statement are as follows:

         (a)   LIST OF EXHIBITS

         Number            Description
         ------            -----------


         5        Form of Opinion of Kennedy, Baris & Lundy, L.L.P. (previously filed)
         8        Form of Tax Opinion of Kevin P. Kennedy, Esquire

         10.1     1998 Stock Option Plan (1)
         10.2 Loan Agreement, dated December 26, 2001 between Virginia Commerce Bancorp, Inc. and Provident Bank, as Lender, and related Promissory Note(2)
         10.3 Pledge and Assignment Agreement, dated December 26, 2001 between Virginia Commerce Bancorp, Inc. and Provident Bank (2)
         13 Annual Report to Shareholders for the year ended December 31, 2001 Included as Appendix 1 to the prospectus.

         13.1     Quarterly Report on Form 10-Q for the three months ended
                  March 31, 2002
                          Included as Appendix 2 to the prospectus
         23.1     Consent of Yount Hyde & Barbour, P.C. & Company, Independent
                  Auditors
         23.2     Consent of Kennedy, Baris & Lundy, L.L.P. (included in
                  Exhibit 5)
         23.3     Consent of Kevin P. Kennedy, Esquire (included in Exhibit 8)
         99       Form of Order Form (previously filed)

----------
(1) Incorporated by reference to the same numbered exhibit to the Company's Annual Report on Form 10-KSB for the year ended December 31, 1999.
(2) Incorporated by reference to the same numbered exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 2001.

ITEM 17. UNDERTAKINGS

         The registrant hereby undertakes that it will:

         (1) file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to: (i) include any prospectus required by section 10(a)(3) of the Securities Act of 1933 (the "Act"); (ii) reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement; and (iii) include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

         (2) for the purpose of determining liability under the Act, treat each post-effective amendment as a new registration statement relating to the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

         (3) file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         The undersigned registrant hereby undertakes that:

         (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

         (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

         The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933 (the "Act"), each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Arlington, Virginia, on May 29, 2002.


                                                Virginia Commerce Bancorp, INC.


                                                By: /s/ Peter A. Converse
                                                    ----------------------------
                                                    Peter A. Converse, President
                                                    and Chief Executive Officer

         Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

                  Name                            Capacity                           Date


 /s/ Leonard Adler                Director                                         May 29, 2002
----------------------------

Leonard Adler


 /s/ Peter A. Converse            Director, President and Chief Executive          May 29, 2002
----------------------------      Officer (Principal Executive Officer)
Peter A. Converse


 /s/ Frank L. Cowles, Jr.         Director                                         May 29, 2002
----------------------------
Frank L. Cowles, Jr.


 /s/ W. Douglas Fisher            Chairman of the Board of Directors               May 29, 2002
----------------------------

W. Douglas Fisher


 /s/ David M. Guernsey            Vice Chairman of the Board of Directors          May 29, 2002
----------------------------

David M. Guernsey


 /s/ Robert H. L'Hommedieu        Director                                         May 29, 2002
----------------------------

Robert H. L'Hommedieu


 /s/ Norris E. Mitchell           Director                                         May 29, 2002
----------------------------

Norris E. Mitchell


 /s/ Arthur L. Walters            Director                                         May 29, 2002
----------------------------

Arthur L. Walters


 /s/ William K. Beauchesne        Treasurer and Chief Financial Officer            May 29, 2002
----------------------------      (Principal Financial and Accounting Officer)
William K. Beauchesne
(over)